As filed with the Securities and Exchange Commission on February 20, 2014

Registration No. 333-_______

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

____________________

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

____________________

PROTALEX, INC.

(Exact name of registrant as specified in its charter)

____________________

Delaware	8731	91-2003490
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification number)

131 Columbia Turnpike, Suite 1,

Florham Park NJ 07932

(215) 862-9720

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

____________________

Arnold P. Kling

President

Protalex, Inc.

131 Columbia Turnpike, Suite 1,

Florham Park NJ 07932

(215) 862-9720

(Name, address, including zip code, and telephone number,

 including area code, of agent for service)

____________________

Copies to:

Kenneth S. Rose, Esq.
Morse, Zelnick, Rose & Lander, LLP
825 Third Avenue
New York, NY 1002
Tel. No.: 212-838-1177
Fax No.: 212-208-6809

____________________

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.  (Check one):

____________________

Large Accelerated Filer	☐		Accelerated filer	☐

Non-accelerated filer	☐	(Do not check if a smaller reporting company)	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Being Registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (2)
Common Stock, $0.00001 par value	$26,250,000	$3,381.00

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.

(2)	Calculated pursuant to Rule 457(c) under the Securities Act based on the average high and low price on February 13, 2014.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed.  These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated February 20, 2014

_________ Shares

[logo]

Common Stock

$           per share

Protalex, Inc. is offering ___________ shares of common stock. We estimate that the offering price will be between $___ and $____ per share.

We intend to apply to have our common stock listed on the NASDAQ Capital Market, under the symbol ―_____. We expect our NASDAQ listing to be effective prior to the date of this prospectus. No assurance can be given that our listing application will be approved. If the application is not approved, we will not consummate this offering and our common stock will continue to be quoted on the OTC Bulletin Board.

Investing in our common stock involves risks.  See “Risk Factors” beginning on page 4.

	Per Share	Total
Public offering price	$	$

Underwriting discount and commission (1)	$	$

Proceeds to us, before expenses	$	$

(1)	In addition, we have agreed to reimburse the underwriters for certain out-of-pocket expenses. See the section captioned “Underwriting” in this prospectus for additional information.

We have granted an over-allotment option to the underwriters.  Under this option, the underwriters may elect to purchase a maximum of ________ additional shares from us within 30 days following the date of this prospectus to cover over-allotments.

Each of ___________________, have agreed to a ____ day “lock up” with respect to shares of common stock that they beneficially own.  See “Underwriting”.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2014.

Sole Book-Running Manager
___________________________
___________________________	Co-Managers	___________________________

The date of this prospectus is                          , 2014

Prospectus Summary	1

Risk Factors	4

Special Note Regarding Forward-Looking Statements	17

Where You Can Find More Information	18

Common Stock Market Data	20

Use of Proceeds	21

Dividend Policy	22

Capitalization	22

Dilution	23

Management’s Discussion and Analysis of Financial Condition and Results of Operations	24

Business	30

Management	42

Principal Stockholders	48

Certain Relationships and Related Transactions	49

Description of Capital Stock	50

Underwriting	52

Legal Matters	55

Experts	55

Index to Financial Statements	F-1

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

We obtained statistical data and certain other industry forecasts used throughout this prospectus from market research, publicly available information and industry publications. Industry publications generally state that they obtain their information from sources that they believe to be reliable. While we believe that the statistical and industry data and forecasts and market research used herein are reliable, we have not independently verified such data. We have not sought the consent of the sources to refer to their reports in this prospectus.

PROSPECTUS SUMMARY

This summary highlights information contained in other parts of this prospectus.  Because it is a summary, it does not contain all of the information that you should consider before investing in our securities.  You should read the entire prospectus carefully.

As used in this prospectus, unless the context otherwise requires, “Protalex” the “Company,” “we,” “us” and “our” refer to Protalex, Inc., a Delaware corporation. All shares and per share information included in this prospectus and relating to the shares of our common stock, par value $0.00001 per share, gives effect to a five-for-one reverse stock split effected on December 8, 2010.

The Company

We are a development stage company focused on the development of a class of biopharmaceutical drugs for treating autoimmune and inflammatory diseases including rheumatoid arthritis (RA). Our lead product, PRTX-100, is a formulation of a proprietary, highly-purified form of staphylococcal protein A, which is an immunomodulatory protein produced by bacteria. PRTX-100 has demonstrated effectiveness in animal models of autoimmune diseases and has demonstrated activity on cultured human immune cells at very low concentrations, although the effectiveness of PRTX-100 shown in pre-clinical studies using animal models may not be predictive of the results that we would see in future human clinical trials. The safety, tolerability and pharmacokinetics (PK) of PTRX-100 in humans have now been characterized in four clinical studies, with a fifth clinical study nearing completion as detailed below. We intend to seek regulatory approval to initiate clinical studies in an orphan indication and apply for orphan drug designation in 2014.We do not anticipate generating operating revenue for the foreseeable future and do not currently have any products that are marketable.

In August 2010, we commenced a multi-center Phase 1b clinical trial of PRTX-100 in South Africa in adult patients with active RA on methotrexate or leflunomide (the “PRTX-100-103 Study”). The PRTX-100-103 Study served to evaluate safety and potential efficacy of PRTX-100 in patients with active RA and was approved to enroll up to 40 patients in four dose-escalating cohorts. In January 2012, we completed patient dosing in the PRTX-100-103 Study with a total of 37 patients enrolled in four cohorts ranging from 0.15 micrograms/kg to 1.50 micrograms/kg of PRTX-100 or placebo, administered weekly for four weeks. Measures of safety, PK and disease activity were evaluated over 16 weeks following the first dose. The PRTX-100-103 Study results demonstrated that PRTX-100 was generally safe and well-tolerated in patients with active RA at all tested dose levels. More patients in the 0.90 micrograms/kg and 1.50 micrograms/kg cohorts showed improvement in their CDAI (Clinical Disease Activity Index for RA) than did patients in the lower dose or placebo cohorts.

In November 2012, we commenced enrollment in the United States for a new multicenter Phase 1b randomized, multiple-dose, dose-escalation study (the “PRTX-100-104 Study”) of PRTX-100 in combination with methotrexate or leflunomide in adult patients with active RA. The sequential dose escalation phase of this study was expected to enroll up to 40 patients into five cohorts ranging from 1.50 micrograms/kg up to 18.0 micrograms/kg of PRTX-100 or placebo. At each dose, one quarter of patients would receive a placebo treatment. Similar to the PRTX-100-103 Study, the primary objective of the PRTX-100-104 Study is to assess the safety and tolerability of intravenous PRTX-100 administered weekly over five weeks in patients with active RA on methotrexate or leflunomide therapy. The secondary objectives include determining the effects of PRTX-100 on measures of disease activity, assessing the immunogenicity and evaluating the PK parameters after repeated doses, and determining possible relationships between the immunogenicity of PRTX-100 and safety, PK and efficacy parameters.

In August 2013, following a planned interim safety review by our Independent Data Safety Monitoring Committee (SMC) and upon completion of the fourth cohort, we expanded the 3.0 microgram, 6.0 microgram, and 12.0 micrograms/kg dose cohorts of the PRTX-100-104 Study. An additional nine patients were enrolled in the expansion cohort that was completed in October 2013. In total, the first four dose-escalating cohorts of the PRTX-100-104 Study, which included these three expanded cohorts, enrolled 41 patients with doses ranging from 1.5 micrograms/kg up to 12.0 micrograms/kg.

In November 2013, following completion of the Cohort 4 expansion cohorts, we initiated enrollment of the fifth and final cohort (Cohort 5) in the PRTX 100-104 Study. The Cohort 5 sub-study will enroll up to 20 patients who will receive five weekly doses of PRTX-100 followed by four additional monthly maintenance doses of PRTX-100 in the 3.0 micrograms/kg to 6.0 micrograms/kg range. Patients could receive up to nine doses of PRTX-100 over the six month study visit period, but the cumulative dose will not exceed that of Cohort 4 (60 micrograms/kg). The primary objective of the Cohort 5 sub-study is to assess safety and tolerability of these doses administered on a modified schedule.  Secondary objectives include determining the effects of PRTX-100 on measures of disease activity, assessing the immunogenicity and evaluating the PK parameters after repeated doses, and determining possible relationships between the immunogenicity of PRTX-100 and safety, PK and efficacy parameters.

As of February 10, 2014, all 20 patients have been randomized into Cohort 5 at six study sites in the United States. A total of nine study sites were used in the PRTX-100-104 Study.

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Corporate History and Information

Protalex, Inc. was incorporated in Delaware on March 23, 2004. Our primary executive offices are located at 131 Columbia Turnpike, Suite 1, Florham Park, New Jersey 07932, and our telephone number is (215) 862-9720. Our website address is http://www.protalex.com. The information contained in, or that can be accessed through, our website is not part of this prospectus.

The Offering

Common stock offered by us	3,000,000 shares.

Common stock to be outstanding after the offering	__________ shares (or _____________ shares if the underwriters exercise their overallotment option in full).

Option to purchase additional shares	The underwriters have a 30-day option to purchase up to an additional _______ shares of our common stock at the public offering price less the underwriting discount and commission.

Use of proceeds	We estimate that the net proceeds from this offering, after deducting the underwriting discount and commission and estimated offering expenses payable by us, will be approximately $____ million. We intend to use the proceeds of this offering to continue clinical development and testing of PRTX-100 and for working capital and other general corporate purposes.

Risk factors	See “Risk Factors” beginning on page 4 for a discussion of risks you should consider before purchasing shares of our common stock.

Current OTC Bulletin Board symbol for our common stock	PRTX.OB

Proposed NASDAQ symbol for our common stock	_______________

Unless otherwise noted, the number of shares of our common stock to be outstanding after this offering is based on 28,767,582 shares outstanding as of February 13, 2014, and excludes 3,817,543 shares of common stock issuable upon the exercise of options outstanding as of February 13, 2014 at a weighted average exercise price of $2.38 per share.

Unless we specifically state otherwise, all information in this prospectus assumes no exercise of the underwriters’ option to purchase additional shares of common stock.

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Summary Consolidated Financial Information

This section presents our summary historical consolidated financial data.  You should read carefully the consolidated financial statements included in this prospectus, including the notes to the consolidated financial statements.  The summary consolidated data in this section is not intended to replace the consolidated financial statements.

We derived the statement of operations data for the years ended May 31, 2012 and 2013 and the balance sheet data as of May 31, 2012 and 2013 from the audited consolidated financial statements included in this prospectus. We derived the statement of operations data for the six months ended November 30, 2012 and 2013 and balance sheet data as of November 30, 2013 from the unaudited consolidated financial statements included in this prospectus. Our management believes that the unaudited historical consolidated financial statements contain all adjustments needed to state fairly the information contained in those statements, and that the adjustments made consist only of normal recurring adjustments.

	Year Ended May 31, 2013	Year Ended May 31, 2012	Six Months Ended November 30, 2013	Six Months Ended November 30, 2012	From Inception (September 17, 1999) Through November 30, 2013

Revenues	$0	$0	$0	$0	$0
Operating Expenses
Research and development	3,833,401	1,900,001	1,618,527	1,510,133	37,994,022
Administrative (including Depreciation and Amortization)	1,346,172	1,292,887	980,271	558,197	20,977,672
Professional fees	440,751	309,696	260,664	213,578	5,332,266
Operating loss	(5,620,324)	(3,502,584)	(2,859,462)	(2,281,908)	(64,303,960)

Other income (expense)
Interest income	3,956	1,607	2	27	2,211,849
Interest expense	(663,866)	(943,607)	(144,333)	(503,117)	(2,646,735)
Net loss	$(6,280,234)	$(4,444,584)	$(3,003,793)	$(2,784,998)	$(64,738,846)
Weighted average number of common shares outstanding	18,926,683	18,926,683	23,767,625	18,926,683
Loss per common share – basic and diluted	$(0.33)	$(0.23)	$(0.13)	$(0.15)

Balance Sheet Data:	As of May 31,		As of November
	2013	2012	30, 2013
Current assets	$2,499,366	$233,074	$1,083,940
Total assets	$2,505,833	$240,561	$1,175,333
Total current liabilities	$4,945,088	$2,354,092	$534,646
Total liabilities	$11,002,704	$3,364,175	$9,792,426
Total stockholders’ equity (deficit)	$(8,496,871)	$(3,123,614)	$(8,617,093)
Total liabilities and stockholders’ equity (deficit)	$2,505,833	$240,561	$1,175,333

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Risk Factors

 There are numerous and varied risks that may prevent us from achieving our goals.  We believe that the following are the material risks that we face.  If any of the following risks actually occurs, our business, financial condition or results of operation may be materially adversely affected.  In such case, the trading price of our common stock could decline and investors in our common stock could lose all or part of their investment.

Risks relating to our Business

If we are unable to enroll enough patients to complete our clinical trials, our applications before regulatory agencies may never be submitted or approved, which may result in increased costs and harm our ability to develop products.

If we are not able to enroll enough patients to complete the RA or other planned clinical trials for PRTX-100, regulatory agencies may delay reviewing our applications for approval, or may reject them, based on our inability to enroll enough patients to complete our clinical trials. Patient enrollment depends on many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites and the eligibility criteria for the study. Delays in planned patient enrollment may result in increased costs and delays, which could have a harmful effect on our ability to develop products. We may also encounter delays or rejections based on changes in regulatory agency policies during the period in which we develop a drug or the period required for review of any application for regulatory agency approval of a particular compound. We also may encounter delays if we are unable to produce clinical trial material in sufficient quantities and of sufficient quality to meet the schedule for our planned clinical trials. In addition, we rely on a number of third-parties, such as clinical research organizations, to help support the clinical trials by performing independent clinical monitoring, data acquisition and data evaluations. Any failure on the part of these third-parties could delay the regulatory approval process.

Clinical trials are expensive, time consuming and difficult to design and implement. If clinical trials for PRTX-100 don’t provide positive results, we may be required to abandon or repeat such clinical trials.

Human clinical trials are expensive and difficult to design and to implement, in part because they are subject to rigorous requirements. The clinical trial process is also time-consuming. Even with adequate financing, we estimate that our clinical trials for PRTX-100 will take up to several additional years to complete. Furthermore, poor results or failure can occur at any stage of the trials, and we can encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including:

•	slow enrollment of qualified patients;
•	unforeseen safety issues;
•	determination of dosing issues;
•	lack of effectiveness during clinical trials
•	slower than expected rates of patient recruitment
•	inability to monitor patients adequately or after treatment; and
•	inability or unwillingness of medical investigators to follow our clinical protocols.

In addition, we or the U.S. Food and Drug Administration (“FDA”) and/or foreign regulatory agencies may suspend our clinical trials at any time if it appears that we are exposing participants to unacceptable health risks or if the FDA and/or foreign regulatory agencies find deficiencies in our Investigational New Drug Application (“IND”) and/or country specific regulatory submissions or in the conduct of these trials. Therefore, we cannot predict with any certainty the schedule for future clinical trials.

If we fail to obtain regulatory approvals for PRTX-100 or any other drug we develop, we will not be able to generate revenues from the commercialization or sale of those drugs.

We must receive regulatory approval of each of our drugs before we can commercialize or sell that product. The pre-clinical laboratory testing, formulation development, manufacturing and clinical trials of any product we develop, as well as the distribution and marketing of these products, are regulated by numerous federal, state and local governmental authorities in the United States, principally the FDA, and by similar regulatory authorities in other countries. The development and regulatory approval process takes many years, requires the expenditure of substantial resources, is uncertain and subject to delays, and will thus delay our receipt of revenues, if any, from PRTX-100 or any other drug we develop. We cannot assure you that our clinical trials will demonstrate the safety and efficacy of PRTX-100 or any other drug we develop or will result in a marketable product.

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No product can receive FDA approval unless human clinical trials show both safety and efficacy for each target indication in accordance with FDA and foreign country standards. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late stage clinical trials even after achieving promising results in early stage development. We therefore cannot assure you that the results from our clinical trials will be successful or that the results from our pre-clinical trials for PRTX-100 or any other drug we develop will be predictive of results obtained in future clinical trials.

Further, data obtained from pre-clinical and clinical trial activities are subject to varying interpretations that could delay, limit or prevent regulatory agency approval. We cannot assure you that our clinical trials will establish the safety and efficacy of PRTX-100 or any other drug we develop sufficiently for us to obtain regulatory approval.

Our products, if approved, may fail to achieve market acceptance.

There can be no assurance that any products we successfully develop, if approved for marketing, will achieve market acceptance or generate significant revenues. We intend for our products, including PRTX-100, to replace or alter existing therapies or procedures, and hospitals, physicians or patients may conclude that these products are less safe or effective or otherwise less attractive than existing therapies or procedures. If our products do not receive market acceptance for any reason, it would adversely affect our business, financial condition and results of operations.

Further, our competitors may develop new technologies or products that are more effective or less costly, or that seem more cost-effective, than our products. We can give no assurance that hospitals, physicians, patients or the medical community in general will accept and use any products that we may develop.

We may never obtain orphan drug status and market exclusivity for any disease indication, and if approved, we could lose orphan market exclusivity if another drug is approved first using the same method of action or demonstrates clinical superiority.

There is no assurance that if we file for an Orphan Drug Designation for any indication, that the FDA, the European Medicinal Agency (“EMA”) or any other regulatory body will ever approve it. In addition, if an application is filed and approved, Orphan drug exclusive marketing rights may be lost if the FDA, EMA or other regulatory body later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug. Although obtaining approval to market a product with Orphan drug exclusivity may be advantageous, we cannot be certain that:

•	we will be the first to obtain approval for any drug for which we obtain Orphan Drug Designation;
•	Orphan Drug Designation will result in any commercial advantage or reduce competition; or
•	limited exceptions to this exclusivity will not be invoked by the relevant regulatory authority.

If we are unable to obtain, to protect, and to maintain our proprietary rights in intellectual property, we may not be able to compete effectively or operate profitably.

Our commercial success also depends, in large part, on our ability to obtain and maintain intellectual property protection for our technology covering our product candidates and avoiding infringement of the proprietary technology of others. Our ability to do so will depend on, among other things, complex legal and factual questions, and it should be noted that the standards regarding intellectual property rights in our industry are still evolving. However, we will be able to protect our proprietary rights from unauthorized use by third-parties only to the extent that our proprietary rights are covered by valid and enforceable patents or are effectively protected and maintained as trade secrets.

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We have tried to protect our proprietary position by filing U.S. and international patent applications related to PRTX-100. We filed an initial therapeutic use patent application with the U.S. Patent and Trademark Office, or PTO, (issued as U.S. 7,211,258) which issued the 258 Patent in May 2007. The 258 Patent has claims relating to the treatment of acute inflammation as well as rheumatoid arthritis (RA) and systemic lupus erythematosis (SLE) using protein A. A second patent claiming the use of protein A to treat idiopathic thrombocytopenia or autoimmune thrombocytic purpura issued as U.S. 7,425,331 in September, 2008. A further patent for the use of protein A issued as U.S. 7,808,170 in October, 2010. The 170 Patent claims the use of protein A to reduce an acute inflammatory response or inflammation, including when these symptoms are associated with myasthenia gravis, ulcerative colitis, Crohn’s disease, psoriatic arthritis or pemphigus vulgaris. A further patent claiming the use of protein A to treat psoriasis and scleroderma issued as U.S. 8,168,189 in May, 2012. In December 2013, a patent with claims to the use of protein A to treat multiple sclerosis issued as U.S. 8,603,486. We have also filed for foreign patent protection in Canada, Japan and the European Union. Japanese patent JP 4598404 issued in October, 2010 with claims relating to use of protein A to treat rheumatoid arthritis, systemic lupus erythematosis (SLE), idiopathic thrombocytopenia, and autoimmune thrombocytopenia purpura. Because the patent position of pharmaceutical companies involves complex legal and factual questions, the issuance, scope and enforceability of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. Thus, any patents that we own may not provide any protection against competitors. Patents that we may file in the future or those we may license from third parties, may not result in patents being issued. If issued, they may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Furthermore, others may independently develop similar technologies or duplicate any technology that we have developed, or designed around any patents we may have issued to us. Moreover, the laws of foreign countries do not protect intellectual property rights to the same extent as the laws of the United States.

We also rely on trade secrets, know-how and technology, which are not protected by patents, to maintain our competitive position. We protect this information by entering into confidentiality agreements with parties that have access to it, such as potential investors, advisors, employees and consultants. Any of these parties may breach the agreements and disclose our confidential information, or our competitors might learn of the information in some other way. If any trade secret, know-how or other technology not protected by a patent was to be disclosed to or independently developed by a competitor, our business and financial condition could be adversely affected.

If other companies claim that we infringe their proprietary technology, we may incur liability for damages or be forced to stop our development and commercialization efforts.

Competitors and other third-parties may initiate patent litigation against us in the United States or in foreign countries based on existing patents or patents that may be granted in the future. These lawsuits can be expensive and would consume time and other resources even if unsuccessful or brought without merit. Our competitors may have sought or may seek patents that cover aspects of our technology. We are aware that a third-party has a pending patent application for technologies generally related to ours, and more patents for similar technologies may be filed in the future. In the United States, patent applications may remain confidential after filing or published 18 months after filing.

Owners or licensees of patents may file one or more infringement actions against us. Any such infringement action could cause us to incur substantial costs defending the lawsuit and could distract our management from our business, even if the allegations of infringement or misappropriation are unwarranted. The defense of multiple claims could have a disproportionately greater impact. Furthermore, an adverse outcome from this type of claim could subject us to a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from making, using, selling, offering for sale or importing our products or prevent our customers from using our products.

Alternatively, we could be required to license disputed rights from the third party. If a court determines, or if we independently discover, that any of our products or manufacturing processes violates third-party proprietary rights, we might not be able to reengineer the product or processes to avoid those rights, or obtain a license under those rights on commercially reasonable terms, if at all.

We may become involved in lawsuits to protect or enforce our patents that would be expensive and time consuming.

In order to protect or enforce our patent rights, we may initiate patent litigation against third-parties. In addition, we may become subject to interference or opposition proceedings conducted in patent and trademark offices to determine the priority of inventions. The defense of intellectual property rights, including patent rights through lawsuits, interference or opposition proceedings, and other legal and administrative proceedings, would be costly and divert our technical and management personnel from their normal responsibilities. An adverse determination of any litigation or defense proceedings could put our patent application at risk of not issuing.

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Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. For example, during the course of this kind of litigation, confidential information may be inadvertently disclosed in the form of documents or testimony in connection with discovery requests, depositions or trial testimony. This disclosure could negatively affect our business and financial results.

We may not be able to manufacture our products in commercial quantities, which would prevent us from marketing our products.

If any of our potential products were approved by the FDA or foreign regulatory agencies for commercial sale, we would need to manufacture them in larger quantities. We have no manufacturing facilities at this time, and we have no experience in the commercial manufacturing of drugs. Thus, we would need to either develop the capability of manufacturing on a commercial scale or engage third-party manufacturers with this capability. Significant scale-up of manufacturing may require certain additional validation studies, which the FDA must review and approve. Moreover, contract manufacturers often encounter difficulties in achieving volume production, quality control and quality assurance, as well as shortages of qualified personnel. For these reasons, a third-party manufacturer might not be able to manufacture sufficient quantities of PRTX-100 to allow us to commercialize it. If we are unable to increase the manufacturing capacity for PRTX-100, or any other product we may develop, we may experience delays in or shortages in supply when launching them commercially.

We have no experience selling, marketing or distributing our products and no internal capability to do so.

If we receive regulatory approval to commence commercial sales of PRTX-100, we will face competition with respect to commercial sales, marketing and distribution. These are areas in which we currently have no experience due to a lack of management. To market our product directly, we must develop a direct marketing and sales force with technical expertise and supporting distribution capability. Alternatively, we may engage a pharmaceutical or other healthcare companies with an existing distribution system and direct sales force to assist us. There can be no assurance that we will successfully establish sales and distribution capabilities either on our own or in collaboration with third-parties or gain market acceptance for our product. To the extent we enter co-promotion or other licensing arrangements, any revenues we receive will depend on the efforts of third-parties. Those efforts may not succeed.

Competition in the pharmaceutical industry is intense; if we fail to compete effectively, our financial results will suffer.

We engage in a business characterized by extensive research efforts, rapid developments and intense competition. We cannot assure you that our products will compete successfully or that research and development by others will not render our products obsolete or uneconomical. Our failure to compete effectively would negatively affect our business, financial condition and results of operations. We expect that successful competition will depend, among other things, on product efficacy, safety, reliability, availability, timing and scope of regulatory approval and price. Specifically, other factors we expect will impact our ability to compete include the relative speed with which we can develop products, complete the clinical, development and laboratory testing and regulatory approval processes and supply commercial quantities of the product to the market.

We expect competition to increase as technological advances are made and commercial applications broaden. In commercializing PRTX-100 and any additional products we develop using our technology, we will face substantial competition from large pharmaceutical, biotechnology and other companies, universities and research institutions.

Substantially all of our competitors have substantially greater capital resources, research and development personnel, facilities and experience in conducting clinical trials and obtaining regulatory approvals than us. As well, most of our competitors have advantages over us in manufacturing and marketing pharmaceutical products. We are thus at a competitive disadvantage to those competitors who have greater capital resources and we may not be able to compete effectively.

If we are unable to hire additional qualified scientific, sales and marketing, and other personnel, we will not be able to achieve our goals.

We depend on the members of our management staff, Scientific Advisory Board and a small number of third-party consultants to provide the expertise needed to carry out our business objectives. The loss of any of these individuals’ services may significantly delay or prevent the achievement of research, development or business objectives and could negatively affect our business, financial condition and results of operations if their replacements are not promptly retained. We face intense competition for such personnel and consultants. Such replacements are predicated, among other conditions, on our ability to raise additional funding. We cannot assure you that we will attract and retain qualified management and scientific personnel in the future, with or without adequate additional financing. We do not maintain key person life insurance on any of these individuals.

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Further, we expect that our potential expansion into areas and activities requiring additional expertise, such as further clinical trials, governmental approvals, contract manufacturing and marketing, will place additional requirements on our management, operational and financial resources. We expect these demands will require an increase in management and scientific personnel and the development of additional expertise. The failure to attract and retain such personnel or to develop such expertise would impact prospects for our success.

Even if we obtain marketing approval, PRTX-100 will be subject to ongoing regulatory review.

If regulatory approval of PRTX-100 is granted, that approval may be subject to limitations on the indicated uses for which it may be marketed or contain requirements for costly post-marketing follow-up studies. As to products for which marketing approval is obtained, the manufacturer of the product and the manufacturing facilities will be subject to continual review and periodic inspections by the FDA and other regulatory authorities. In addition, the labeling, packaging, adverse event reporting, storage, advertising, promotion and record keeping related to the product will remain subject to extensive regulatory requirements. The subsequent discovery of previously unknown problems with the product, manufacturer or facility may result in restrictions on the product or the manufacturer, including withdrawal of the product from the market. We may be slow to adapt, or we may never adapt, to changes in existing requirements or adoption of new requirements or policies.

If we fail to comply with applicable regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Market acceptance of PRTX-100 will be limited if users are unable to obtain adequate reimbursement from third-party payors.

Government health administration authorities, private health insurers and other organizations generally provide reimbursement for products like PRTX-100, and our commercial success will depend in part on these third-party payors agreeing to reimburse patients for the costs of our product. Even if we succeed in bringing our proposed products to market, we cannot assure you that third-party payors will consider it cost-effective or provide reimbursement in whole or in part for its use.

Significant uncertainty exists as to the reimbursement status of newly approved health care products. PRTX-100 is intended to replace or alter existing therapies or procedures. These third-party payors may conclude that our product is less safe, effective or cost-effective than existing therapies or procedures. Therefore, third-party payors may not approve our product for reimbursement.

If third-party payors do not approve our product for reimbursement or fail to reimburse them adequately, sales will suffer as some physicians or their patients will opt for a competing product that is approved for reimbursement or is adequately reimbursed. Even if third-party payors make reimbursement available, these payors’ reimbursement policies may adversely affect our ability to sell our product on a profitable basis.

Moreover, legislative proposals to reform healthcare and government insurance programs could significantly influence the purchase of healthcare services and products, resulting in lower prices and reduced demand for our product, which could adversely affect our business, financial condition and results of operations.

In addition, legislation and regulations affecting the pricing of pharmaceuticals may change in ways adverse to us before or after the FDA or other regulatory agencies approve PRTX-100 for marketing. While we cannot predict the likelihood of any of these legislative or regulatory proposals, if any government or regulatory agencies adopt these proposals they could negatively affect our business, financial condition and results of operations.

We may be required to defend lawsuits or pay damages in connection with the alleged or actual harm caused by our products.

We face an inherent business risk of exposure to product liability claims in the event that the use of any of our products is alleged to have resulted in harm to others. This risk exists in clinical trials as well as in commercial distribution. In addition, the pharmaceutical and biotechnology industries in general have been subject to significant medical malpractice litigation. We may incur significant liability if product liability or malpractice lawsuits against us are successful. Furthermore, product liabilities claims, regardless of their merits, could be costly and divert our management’s attention from other business concerns, or adversely affect our reputation and the demand for our product. We currently maintain a $2,000,000 general liability insurance policy, a global $5,000,000 clinical liability insurance policy and as required, country specific clinical liability insurance will be procured. We intend to expand our liability insurance coverage for any products for which we obtain marketing approval, however, such insurance may be unavailable, prohibitively expensive or may not fully cover our potential liabilities. If we are unable to maintain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims or field actions, we may be unable to continue to market our products and develop new markets.

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Developments by competitors may render our products or technologies obsolete or non-competitive.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Should we obtain regulatory approval for PRTX-100, we will have to compete with existing therapies, some of which have been marketed for years. In addition, a significant number of companies are pursuing the development of products that target the same indications that we are targeting. We face competition from both domestic and international companies. In addition, companies pursuing different but related fields represent substantial competition. Many of these organizations competing with us have substantially greater capital resources, larger research and development staffs and facilities, long drug development history in obtaining regulatory approvals and greater manufacturing and marketing capabilities than we do. These organizations also compete with us to attract qualified personnel and parties for acquisitions, joint ventures or other strategic collaborations.

The loss of one or more key members of our management team or Scientific Advisory Board could adversely affect our business.

Our performance is substantially dependent on the continued service and performance of our management team, and Scientific Advisory Board members, who have experience and specialized expertise in our business.  In particular, the loss of Arnold P. Kling, our president, could adversely affect our business and operating results. We do not have “key person” life insurance policies for any members of our management team or Scientific Advisory Board, or employment agreements with any members of our management team.

If we are unable to engage additional qualified personnel, our ability to grow our business may be harmed.

In order to continue our clinical activities, we may need to engage additional qualified personnel and consultants with expertise in clinical research and testing, government regulation, formulation and manufacturing and sales and marketing.  We expect that the hiring of such additional personnel would increase our annual expenditures by approximately $2-$3 million or more.  We will compete for qualified individuals with numerous biopharmaceutical companies, universities and other research institutions.  Competition for such individuals is intense, and we cannot assure you that our search for such personnel will be successful.  Attracting and retaining qualified personnel will be critical to our success, and any failure to do so successfully may have a material adverse effect on us.

Many of our business practices are subject to scrutiny by regulatory authorities, as well as to lawsuits brought by private citizens under federal and state laws.  Failure to comply with applicable law or an adverse decision in lawsuits may result in adverse consequences to us.

The laws governing our conduct in the United States are enforceable by criminal, civil and administrative penalties.  Violations of laws such as the Federal Food, Drug, and Cosmetic Act, the False Claims Act and the Anti-Kickback Law and the Public Health Service Act, and any regulations promulgated under their authority, may result in jail sentences, fines or exclusion from federal and state programs, as may be determined by Medicare, Medicaid and the Department of Health and Human Services and other regulatory authorities as well as by the courts.  There can be no assurance that our activities will not come under the scrutiny of regulators and other government authorities or that our practices will not be found to violate applicable laws, rules and regulations or prompt lawsuits by private citizen “relators” under federal or state false claims laws.

For example, under the Anti-Kickback Law, and similar state laws and regulations, even common business arrangements, such as discounted terms and volume incentives for customers in a position to recommend or choose products for patients, such as physicians and hospitals, can result in substantial legal penalties, including, among others, exclusion from the Medicare and Medicaid programs, and arrangements with referral sources must be structured with care to comply with applicable requirements.  Also, certain business practices, such as consulting fees to healthcare providers, sponsorship of educational or research grants, charitable donations, interactions with healthcare providers that prescribe products for uses not approved by the FDA and financial support for continuing medical education programs, must be conducted within narrowly prescribed and controlled limits to avoid any possibility of wrongfully influencing healthcare providers to prescribe or purchase particular products or as a reward for past prescribing.  Under the Patient Protection and Affordable Care Act and the companion Health Care and Education Reconciliation Act, which together are referred to as the healthcare reform law, such payments by pharmaceutical manufacturers to U.S. healthcare practitioners and academic medical centers must be publicly disclosed.  A number of states have similar laws in place.  Additional and stricter prohibitions could be implemented by federal and state authorities.  Where such practices have been found to be improper incentives to use such products, government investigations and assessments of penalties against manufacturers have resulted in substantial damages and fines.  Many manufacturers have been required to enter into consent decrees or orders that prescribe allowable corporate conduct.

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Failure to satisfy requirements under the Federal Food, Drug, and Cosmetic Act can also result in penalties, as well as requirements to enter into consent decrees or orders that prescribe allowable corporate conduct.

In addition, while regulatory authorities generally do not regulate physicians’ discretion in their choice of treatments for their patients, they do restrict communications by manufacturers on unapproved uses of approved products or on the potential safety and efficacy of unapproved products in development.  Companies in the United States, Canada and the European Union cannot promote approved products for other indications that are not specifically approved by the competent regulatory authorities (e.g., FDA in the United States), nor can companies promote unapproved products.  In limited circumstances, companies may disseminate to physicians information regarding unapproved uses of approved products or results of studies involving investigational products.  If such activities fail to comply with applicable regulations and guidelines of the various regulatory authorities, we may be subject to warnings from, or enforcement action by, these authorities.  Furthermore, if such activities are prohibited, it may harm demand for our products.

Promotion of unapproved drugs or devices or unapproved indications for a drug or device is a violation of the Federal Food, Drug, and Cosmetic Act and subjects us to civil and criminal sanctions.  Furthermore, sanctions under the Federal False Claims Act have recently been brought against companies accused of promoting off-label uses of drugs, because such promotion induces the use and subsequent claims for reimbursement under Medicare and other federal programs.  Similar actions for off-label promotion have been initiated by several states for Medicaid fraud.  The healthcare reform law significantly strengthened provisions of the Federal False Claims Act, Medicare and Medicaid Anti-Kickback provisions, and other health care fraud provisions, leading to the possibility of greatly increased qui tam suits by relators for perceived violations.  Violations or allegations of violations of the foregoing restrictions could materially and adversely affect our business.

We may be required to report detailed pricing information, net of included discounts, rebates and other concessions, to the Centers for Medicare & Medicaid Services, or CMS, for the purpose of calculating national reimbursement levels, certain federal prices and certain federal and state rebate obligations.  We will need to establish systems for collecting and reporting this data accurately to CMS and institute a compliance program to assure that the information collected is complete in all respects.  If we report pricing information that is not accurate to the federal government, we could be subject to fines and other sanctions that could adversely affect our business.

If we choose to pursue clinical development and commercialization in the European Union or otherwise market and sell our products outside of the United States, we must obtain and maintain regulatory approvals and comply with regulatory requirements in such jurisdictions.  The approval procedures vary among countries in complexity and timing.  We may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all, which would preclude us from commercializing products in those markets.  In addition, some countries, particularly the countries of the European Union, regulate the pricing of prescription pharmaceuticals.  In these countries, pricing discussions with governmental authorities can take considerable time after the receipt of marketing approval for a product.  To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of their product candidate to other available therapies.  Such trials may be time-consuming and expensive, and may not show an advantage in efficacy for our products.  If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, in either the United States or the European Union, we could be adversely affected.  Also, under the United States Foreign Corrupt Practices Act, or FCPA, the United States has increasingly focused on regulating the conduct by U.S. businesses occurring outside of the United States, generally prohibiting remuneration to foreign officials for the purpose of obtaining or retaining business.

To enhance compliance with applicable health care laws, and mitigate potential liability in the event of noncompliance, regulatory authorities, such as the United States Health and Human Services Department Office of Inspector General, or OIG, have recommended the adoption and implementation of a comprehensive health care compliance program that generally contains the elements of an effective compliance and ethics program described in Section 8B2.1 of the United States Sentencing Commission Guidelines Manual.  Increasing numbers of U.S.-based pharmaceutical companies have such programs.  In the future, we may need to adopt healthcare compliance and ethics programs that would incorporate the OIG’s recommendations, and train our applicable employees in such compliance.  Such a program may be expensive and may not assure that we will avoid compliance issues.

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The implementation of the healthcare reform law in the United States may adversely affect our business.

Through the March 2010 adoption of the healthcare reform law in the United States, substantial changes are being made to the current system for paying for healthcare in the United States, including programs to extend medical benefits to millions of individuals who currently lack insurance coverage.  The changes contemplated by the healthcare reform law are subject to rule-making and implementation timelines that extend for several years, and this uncertainty limits our ability to forecast changes that may occur in the future.  However, implementation has already begun with respect to certain significant cost-saving measures under the healthcare reform law, for example with respect to several government healthcare programs that may cover the cost of our future products, including Medicaid, Medicare Parts B and D, and these efforts could have a materially adverse impact on our future financial prospects and performance.

For example, with respect to Medicaid, in order for a manufacturer’s products to be reimbursed by federal funding under Medicaid, the manufacturer must enter into a Medicaid rebate agreement with the Secretary of the United States Department of Health and Human Services, and pay certain rebates to the states based on utilization data provided by each state to the manufacturer and to CMS, and pricing data provided by the manufacturer to the federal government.  The states share this savings with the federal government, and sometimes implement their own additional supplemental rebate programs.  Under the Medicaid drug rebate program, the rebate amount for most branded drug products was previously equal to a minimum of 15.1% of the Average Manufacturer Price, or AMP, or the AMP less Best Price, whichever is greater.  Effective January 1, 2010, the healthcare reform law generally increases the size of the Medicaid rebates paid by manufacturers for single source and innovator multiple source (brand name) drug product from a minimum of 15.1% to a minimum of 23.1% of the AMP, subject to certain exceptions, for example, for certain clotting factors, the increase is limited to a minimum of 17.1% of the AMP.  For non-innovator multiple source (generic) products, the rebate percentage is increased from a minimum of 11.0% to a minimum of 13.0% of AMP.  In 2010, the healthcare reform law also newly extended this rebate obligation to prescription drugs covered by Medicaid managed care organizations.  These increases in required rebates may adversely affect our future financial prospects and performance.

The healthcare reform law also creates new rebate obligations for our products under Medicare Part D, a partial, voluntary prescription drug benefit created by the United States federal government primarily for persons 65 years old and over.  The Part D drug program is administered through private insurers that contract with CMS.  Beginning in 2011, the healthcare reform law generally requires that in order for a drug manufacturer’s products to be reimbursed under Medicare Part D, the manufacturer must enter into a Medicare Coverage Gap Discount Program agreement with the Secretary of the United States Department of Health and Human Services, and reimburse each Medicare Part D plan sponsor an amount equal to 50% savings for the manufacturer’s brand name drugs and biologics which the Part D plan sponsor has provided to its Medicare Part D beneficiaries who are in the “donut hole” (or a gap in Medicare Part D coverage for beneficiaries who have expended certain amounts for drugs). The Part D plan sponsor is responsible for calculating and providing the discount directly to its beneficiaries and for reporting these amounts paid to CMS’s contractor, which notifies drug manufacturers of the rebate amounts it must pay to each Part D plan sponsor.  The rebate requirement could adversely affect our future financial performance, particularly if contracts with Part D plans cannot be favorably renegotiated or the Part D plan sponsors fail to accurately calculate payments due in a manner that overstates our rebate obligation.

The healthcare reform law also introduced a biosimilar pathway that will permit companies to obtain FDA approval of generic versions of existing biologics based upon reduced documentation and data requirements deemed sufficient to demonstrate safety and efficacy than are required for the pioneer biologics.  The new law provides that a biosimilar application may be submitted as soon as four years after the reference product is first licensed, and that the FDA may not make approval of an application effective until 12 years after the reference product was first licensed.  With the likely introduction of biosimilars in the United States, we expect in the future to face greater competition from biosimilar products, including a possible increase in patent challenges.  The FDA has reported meeting with sponsors who are interested in developing biosimilar products, and is developing regulations to implement the abbreviated regulatory review pathway.

Regarding access to our products, the healthcare reform law established and provided significant funding for a Patient-Centered Outcomes Research Institute to coordinate and fund Comparative Effectiveness Research, or CER.  While the stated intent of CER is to develop information to guide providers to the most efficacious therapies, outcomes of CER could influence the reimbursement or coverage for therapies that are determined to be less cost-effective than others.  Should any of our products be determined to be less cost-effective than alternative therapies, the levels of reimbursement for these products, or the willingness to reimburse at all, could be impacted, which could materially impact our future financial prospects and results.

Risks Related to Our Dependence on Third Parties

If third-party manufacturers of our products fail to devote sufficient time and resources to our concerns, or if their performance is substandard, our clinical trials and product introductions may be delayed and our costs may rise.

We have relied on, and intend to rely in the future, on third-party contract manufacturers to supply, store, test and distribute PRTX-100 and other potential products. Any products we develop may be in competition with other product candidates and products for access to these facilities. Thus, we may not be successful in contracting with third-party manufacturers, or they may not be able to manufacture these candidates and products in a cost-effective or timely manner. Additionally, our reliance on third-party manufacturers exposes us to the following risks, any of which could delay or prevent the completion of (x) our clinical trials, (y) the approval of our products by the FDA or (z) the commercialization of our products, resulting in higher costs or depriving us of potential product revenues:

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•	Contract manufacturers are obliged to operate in accordance with FDA-mandated cGMPs. Their failure to establish and follow cGMPs and to document their adherence to such practices may lead to significant delays in the availability of material for clinical study and may delay or prevent filing or approval of marketing applications for our products. Additionally, failure to achieve and maintain high manufacturing standards, including the incidence of manufacturing errors, could result in patient injury or death, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could seriously hurt our business.

•	It may be difficult or impossible for us to find replacement manufacturers quickly on acceptable terms, or at all. For example, we have initially relied on a single contract drug substance manufacturer, Eurogentec S.A., to produce PRTX-100. Changing this manufacturer, or changing the manufacturer for any other products we develop, may be difficult, time consuming and expensive. The number of potential manufacturers is limited, and changing manufacturers may require confirmation of the analytical methods of the manufacturing processes and procedures in accordance with FDA-mandated cGMPs. Such confirmation of the analytical methods may be costly and time-consuming.

•	Our contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to produce, store, test and distribute our products successfully.

Drug manufacturers are subject to ongoing periodic unannounced inspection by the FDA, the U.S. Drug Enforcement Agency, and corresponding state and foreign agencies to ensure strict compliance with cGMPs, other government regulations and corresponding foreign standards. While we are obligated to audit the performance of third-party contractors, we do not have control over our third-party manufacturers’ compliance with these regulations and standards. Failure by our third-party manufacturers or us to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, failure of the government to grant market approval of drugs, delays, suspension or withdrawal of approvals, seizures or recalls of product, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect our business.

We believe Eurogentec S.A. has the capacity to produce a sufficient inventory of PRTX-100 to conduct our current planned clinical trials. If these inventories are lost or damaged, or if Eurogentec S.A. cannot or will not produce additional inventory to complete the remaining phases of clinical trials, the clinical development of our product candidate or its submission for regulatory approval could be significantly delayed and our ability to commercialize this product could be impaired.

If we do not have adequate clinical trial material available to complete our clinical trials, which could also lead to a significant delay in continuing and /or commencing our clinical trial programs, we may be unable to obtain FDA approval and our ability to commercialize this product could be impaired or precluded.

We rely on third parties to conduct our PRTX-100 studies and intend to rely on third parties to conduct our clinical trials for other product candidates. Such third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials.

We rely and expect to continue to rely on third parties, such as clinical research organizations, clinical data management organizations, medical institutions and clinical investigators, to conduct clinical trials for our drug product candidates. Relying on these third parties for clinical development activities will reduce our control over these activities.

We will remain responsible for ensuring that our PRTX-100-104 Study and each of our future clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA will require us to comply with cGTPs with respect to any clinical trials conducted in connection with a submission to the FDA, including an IND, and will require that we record and report clinical trial results to assure that data and reported results are credible and accurate and that the rights and safety are protected. We will also be required to register ongoing FDA-regulated clinical trials and post the results of completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within certain timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

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If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, regulatory approvals for our product candidates and will not be able to, or may be delayed in our efforts to, successfully commercialize our product candidates. Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors, and could devote more of their resources to such other entities at the expense of expending sufficient resources on our clinical development activities.

We expect to depend on collaborations with third parties to develop and commercialize our product candidates. If those collaborations are not successful, we may not be able to capitalize on the market potential of these drug product candidates.

We currently intend to commercialize PRTX-100 and to collaborate with third parties to commercialize PRTX-100 and any future product candidates. In addition, we may seek partners for further development and commercialization of our other product candidates. These collaborations could take the form of license, distribution, sales representative, joint venture, sponsored research or other arrangements with pharmaceutical and biotechnology companies, other commercial entities and academic and other institutions.

If we do enter into any such arrangements with third parties, we will likely have limited control over the amount and timing of resources that such collaborators dedicate to the development or commercialization of our product candidates. Collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner, or at all. Our ability to generate revenues from these arrangements will depend on, among other things, our collaborators' successful performance of the functions assigned to them in these arrangements.

Collaborations involving our product candidates would pose the following risks to us:

• collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations and could devote fewer resources to our product candidates than we expect them to;

• a collaborator with marketing and distribution rights to one or more products may not commit sufficient resources to the marketing and distribution of our product or products;

• collaborators may not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborator's strategic focus or available funding, or external factors such as an acquisition that diverts resources or creates competing priorities;

• collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate or repeat or conduct new clinical trials;

• collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates;

• collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our proprietary information;

• disputes may arise between the collaborators and us that result in the delay or termination of the research, development or commercialization of our product candidates or that result in costly litigation or arbitration that diverts management's attention and resources; and

• collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates.

If we are not able to establish collaborations, we may have to alter our development and commercialization plans.

Our product development programs and the potential commercialization of our product candidates will require substantial additional cash to fund expenses. We may collaborate with pharmaceutical and biotechnology companies to develop and commercialize our product candidates. For example, we currently intend to seek to collaborate with third parties to commercialize PRTX-100 and other product candidates we successfully develop.

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We face significant competition in seeking appropriate collaborators. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator's resources and expertise, the terms and conditions of the proposed collaboration, and the proposed collaborator's evaluation of a number of factors. Those factors may include the design or results of our clinical trials, the likelihood of approval by the FDA or similar regulatory authorities outside the United States of our product candidate, the potential market for such product candidate, the costs and complexities of manufacturing and delivering the product candidate to patients, the potential and relative cost of competing products, uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge, and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications or conditions that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for our product candidate. We may also be restricted under existing license agreements from entering into agreements on certain terms with potential collaborators. In addition, there have been a significant number of recent business combinations among pharmaceutical and biotechnology companies that have resulted in a reduced number of potential future collaborators. Collaborations are complex and time consuming to negotiate and document. We may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all.

If we cannot find a collaborator for a particular program, we may have to curtail the development of such program or of one or more of our other development programs, delay the potential commercialization of such program or reduce the scope of any sales or marketing activities for the program or increase our expenditures and undertake development or commercialization activities for the program at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our product candidates or bring these product candidates to market and generate product revenue.

Risks Relating to our Finances, Capital Requirements and Other Financial Matters

Auditors have doubt as to our ability to continue in business.

In their report on our May 31, 2013 financial statements, our auditors expressed substantial doubt as to our ability to continue as a going concern. A going concern qualification could impair our ability to finance our operations through the sale of debt or equity securities. Our ability to continue as a going concern will depend, in large part, on our ability to obtain additional financing and generate positive cash flow from operations, neither of which is certain. If we are unable to achieve these goals, our business would be jeopardized and we may not be able to continue operations.

We are a clinical stage company with a history of operating losses that are expected to continue and we are unable to predict the extent of future losses, whether we will generate significant revenues or whether we will achieve or sustain profitability.

We are a clinical stage company and our prospects must be considered in light of the uncertainties, risks, expenses and difficulties frequently encountered by similarly situated companies.  We have generated net losses in all periods since our inception in September 1999 including losses of approximately $4.4 million and $6.3 million for the years ended May 31, 2012 and 2013, respectively and approximately $3.0 million for the six months ended November 30, 2013.  At November 30, 2013, we had an accumulated deficit of approximately $64.7 million.  We expect to make substantial expenditures and incur increasing operating costs in the future and our accumulated deficit will increase significantly as we expand development and clinical trial activities for our product candidates.  Our losses have had, and are expected to continue to have, an adverse impact on our working capital, total assets and stockholders’ equity.  Because of the risks and uncertainties associated with product development, we are unable to predict the extent of any future losses, whether we will ever generate significant revenues or if we will ever achieve or sustain profitability.

We will need substantial additional funding and may be unable to raise capital when needed, which would force us to delay, curtail or eliminate one or more of our research and development programs or commercialization efforts.

Our operations have consumed substantial amounts of cash since inception.  During the years ended May 31, 2012 and 2013, we incurred research and development expenses of approximately $1.9 million and $3.8 million, respectively, and approximately $1.6 million for the six months ended November 30, 2013.  As of November 30, 2013, we had cash and cash equivalents of approximately $1.1 million and net working capital of approximately $635,000.

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We expect to continue to spend substantial amounts on product development, including conducting clinical trials for our product candidates and purchasing clinical trial materials from our suppliers.  We anticipate that, based upon our projected expenditures, our current cash and cash equivalents will be sufficient to fund our operations through December 31, 2014. If we complete this offering, the expected net proceeds from the sale of the shares offered hereby, if added to our current cash and cash equivalents is anticipated to be sufficient to fund our operations through ________, 201_.  We have based this estimate, however, on assumptions that may prove to be wrong, and we could spend our available financial resources much faster than we currently expect.

Until such time, if ever, as we can generate a sufficient amount of product revenue and achieve profitability, we expect to seek to finance future cash needs through equity or debt financings or corporate collaboration and licensing arrangements.  Other than this offering, we currently have no agreements relating to any of these types of transactions and we cannot be certain that additional funding will be available on acceptable terms, or at all.  If we are unable to raise additional capital, we will have to delay, curtail or eliminate one or more of our research and development programs.

Raising additional funds by issuing securities or through licensing or lending arrangements may cause dilution to our existing stockholders, restrict our operations or require us to relinquish proprietary rights.

To the extent that we raise additional capital by issuing equity securities, the share ownership of existing stockholders will be diluted.  Any future debt financing may involve covenants that restrict our operations, including limitations on our ability to incur liens or additional debt, pay dividends, redeem our stock, make certain investments and engage in certain merger, consolidation or asset sale transactions, among other restrictions. In addition, if we raise additional funds through licensing arrangements, it may be necessary to relinquish potentially valuable rights to our product candidates, or grant licenses on terms that are not favorable to us.

Risks Associated with our Capital Stock

The market price of our common stock may be volatile and may fluctuate in a way that is disproportionate to our operating performance.

Our stock price may experience substantial volatility as a result of a number of factors, including:

Our stock price may experience substantial volatility as a result of a number of factors, including:

•	sales or potential sales of substantial amounts of our Common Stock;

•	the actual number of shares of our Common Stock that trade;

•	delay or failure in initiating or completing preclinical or clinical trials or unsatisfactory results of these trials;

•	announcements about us or about our competitors, including clinical trial results, regulatory approvals or new product introductions;

•	developments concerning our licensors or product manufacturers;

•	litigation and other developments relating to our patents or other proprietary rights or those of our competitors;

•	conditions in the pharmaceutical or biotechnology industries;

•	governmental regulation and legislation;

•	variations in our anticipated or actual operating results; and

•	change in securities analysts’ estimates of our performance, or our failure to meet analysts’ expectations.

Many of these factors are beyond our control.  The stock markets in general, and the market for pharmaceutical and biotechnological companies in particular, have historically experienced extreme price and volume fluctuations.  These fluctuations often have been unrelated or disproportionate to the operating performance of these companies.  These broad market and industry factors could reduce the market price of our common stock, regardless of our actual operating performance.

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Our Common Stock is quoted on the OTC Bulletin Board, which may have an unfavorable impact on our stock price and liquidity.

Sales of a substantial number of shares of our common stock, or the perception that such sales may occur, may adversely impact the price of our common stock.

Almost all of our outstanding shares of common stock, subject to volume limitations, are available for sale in the public market, either pursuant to Rule 144 under the Securities Act or an effective registration statement.  Sales of a substantial number of shares of our common stock, or the perception that such sales may occur, may adversely impact the price of our common stock.

We have never paid and do not intend to pay cash dividends.  As a result, capital appreciation, if any, will be your sole source of gain.

We have never paid cash dividends on any of our capital stock and we currently intend to retain future earnings, if any, to fund the development and growth of our business.  In addition, the terms of existing and future debt agreements may preclude us from paying dividends.  As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

Our affiliates control the majority of our shares of common stock and one shareholder holds a controlling interest.

As of February 13, 2014, our directors and executive officers and their Affiliates beneficially own approximately 80% of the outstanding shares of our Common Stock, with one such Affiliate, Niobe Ventures LLC, beneficially owns approximately 78% of our outstanding Common Stock. As a result, this stockholder is able to exercise control over matters requiring stockholder approval, including the election of directors, and the approval of mergers, consolidations and sales of all or substantially all of our assets.

Our affiliates control the majority of our shares of common stock. Provisions in our certificate of incorporation, our by-laws and Delaware law might discourage, delay or prevent a change in control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Provisions of our certificate of incorporation, our by-laws and Delaware law may have the effect of deterring unsolicited takeovers or delaying or preventing a change in control of our company or changes in our management, including transactions in which our stockholders might otherwise receive a premium for their shares over then current market prices.  In addition, these provisions may limit the ability of stockholders to approve transactions that they may deem to be in their best interests.  These provisions include:

•	the inability of stockholders to call special meetings; and

•	the ability of our Board of Directors to designate the terms of and issue new series of preferred stock without stockholder approval, which could include the right to approve an acquisition or other change in our control or could be used to institute a rights plan, also known as a poison pill, that would work to dilute the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by our Board of Directors.

The classification of our board of directors and limitation on filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company .

In addition, Section 203 of the Delaware General Corporation Law prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns, or within the last three years, has owned 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

The existence of the forgoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock.  They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

Our directors and executive officers and their affiliates beneficially own approximately 80% of the outstanding shares of common stock prior to this offering.  See “Principal Stockholders.”

There is no guarantee that our shares will be listed on the NASDAQ Capital Market or NYSE-Amex.

We intend to apply to have our common stock listed on the NASDAQ Capital Market under the symbol ― ____║.  After the consummation of this offering, we believe that we satisfy the listing requirements and expect that our common stock will be listed on NASDAQ. Such listing, however, is not guaranteed. If our listing application is not approved, we will not complete this offering and the shares of our common stock will continue to be quoted on the OTC Bulletin Board. Our underwriter is not obligated to make a market in our securities and, even after making a market, can discontinue market making at any time without notice. Neither we nor our underwriter can provide any assurance that an active and liquid trading market in our securities will develop or, if developed, that the market will continue.

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Our common stock may be delisted from the NASDAQ Capital Market which could negatively impact the price of our common stock and our ability to access the capital markets.

The listing standards of the NASDAQ Capital Market provide that a company, in order to qualify for continued listing, must maintain a minimum stock price of $1.00 and satisfy standards relative to minimum shareholders’ equity, minimum market value of publicly held shares and various additional requirements. If we fail to comply with all listing standards applicable to issuers listed on the NASDAQ Capital Market, our common stock may be delisted. If our common stock is delisted, it could reduce the price of our common stock and the levels of liquidity available to our shareholders. In addition, the delisting of our common stock could materially adversely affect our access to the capital markets and any limitation on liquidity or reduction in the price of our common stock could materially adversely affect our ability to raise capital. Delisting from the NASDAQ Capital Market could also result in other negative consequences, including the potential loss of confidence by suppliers, customers and employees, the loss of institutional investor interest and fewer business development opportunities.

Risks Associated with the Offering

You will experience immediate and substantial dilution in the net tangible book value per share of the common stock you purchase.

Because the public offering price per share of our common stock is substantially higher than the net tangible book value per share of our common stock, you will suffer substantial dilution in the net tangible book value of the common stock you purchase in this offering.  Based on an assumed public offering price of $____ per share (the midpoint of the price range of $___ - $___ per share), if you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of approximately $___ per share in the net tangible book value of the common stock.  See the section entitled “Dilution” in this prospectus for a more detailed discussion of the dilution you will incur if you purchase common stock in this offering.

We have broad discretion in the use of the net proceeds of this offering and may not use them effectively.

We intend to use the net proceeds from this offering  to continue clinical testing and commercialization of PRTX-100 and for working capital and other general corporate purposes.  Please refer to “Use of Proceeds” for a table listing our anticipated use of proceeds. However, our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock.  The failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the development of our product candidates.  Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

If our common stock becomes subject to the penny stock rules, this may make it more difficult to sell our shares.

The Securities and Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). If the price of our common stock drops below $5.00, our securities will be deemed penny stocks. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that prior to effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our common stock, and therefore security holders may have difficulty selling their shares.

Special Note Regarding Forward-Looking Statements

Various statements made in this prospectus are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include those which express plan, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact. We have based these forward-looking statements on our current expectations and projections about future events and they are subject to risks and uncertainties known and unknown which could cause actual results and developments to differ materially from those expressed or implied in such statements. These forward-looking statements include statements about the following:

• the status and anticipated timing of regulatory review and approval, if any, for our products;

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• our intellectual property position;

• our product development efforts, including results from clinical trials;

• anticipated dates of clinical trial initiation, completion and announcement of trial results by us;

• anticipated clinical trial results and regulatory submission dates for our product candidates;

• analysis and interpretation of data by regulatory authorities;

• anticipated operating losses and capital expenditures;

• estimates of the market opportunity and the commercialization plans for our product candidates;

• our plans relating to manufacturing, supply and other collaborative agreements;

• our intention to rely on third parties for manufacturing;

• the scope and duration of intellectual property protection for our products;

• our ability to license our products to third-party pharmaceutical companies;

• our ability to raise additional capital;

• our ability to acquire or in-license products or product candidates;

• our plans to develop PRTX-100, including ongoing and planned clinical trials of PRTX-100, particularly the timing for initiation, enrollment and outcome;

• the expected timing of and our ability to obtain and maintain regulatory approvals for our product candidates;

• the potential indications for our product candidates; and

• our estimates regarding expenses, capital requirements and needs for additional financing.

These statements may be found under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”  Forward-looking statements typically are identified by the use of terms such as “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will”, or other, similar terms, or the negative of these terms, although some forward-looking statements are expressed differently.

You should consider carefully the risks under “Risk Factors” and other sections of this prospectus, which address the factors that could cause our actual results to differ materially from those expressed or implied by the forward-looking statements.  The forward-looking statements contained in this prospectus represent our estimates and assumptions only as of the date of the prospectus and we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.

Where You Can Find More Information

We have filed a registration statement on Form S-1 with the Securities and Exchange Commission in connection with this offering.  In addition, we file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission.  You may read and copy the registration statement and any other documents we have filed at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for more information on its Public Reference Room.  Our Securities and Exchange Commission filings are also available to the public at the Securities and Exchange Commission’s Internet site at http://www.sec.gov.  Our Internet website address is http://www.protalex.com.  Information contained on our website does not constitute part of this prospectus or the registration statement.

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This prospectus is part of the registration statement and does not contain all of the information included in the registration statement.  Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are a part of the registration statement.

You may request a copy of these filings at no cost by contacting us at:

Protalex, Inc.

131 Columbia Turnpike, Suite 1,

Florham Park NJ 07932

Attn.: Kirk Warshaw, Chief Financial Officer

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Common Stock Market Data

Until ________, 2014, our common stock was quoted on the OTC Bulletin Board under the symbol “PRTX”. Since ____________, 2014, our common stock has traded on the NASDAQ Capital Market under the symbol “―”. The following table sets forth, for the periods indicated and as reported on the _____, the high and low bid prices for our Common Stock, as adjusted for the one-for-five reverse stock split effected December 8, 2010. Such quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions.

	High	Low
Year ended May 31, 2014*
Quarter ended 8/31/13	$4.00	$1.31
Quarter ended 11/30/13	10.00	3.11
Quarter ended 2/28/14 (through 2/13/14)	9.50	7.78

Year ended May 31, 2013*
Quarter ended 8/31/12	$1.50	$0.40
Quarter ended 11/30/12	1.66	0.51
Quarter ended 2/29/13	1.39	0.85
Quarter ended 5/31/13	2.40	0.79

Year ended May 31, 2012*
Quarter ended 8/31/11	$1.75	$1.12
Quarter ended 11/30/11	2.50	0.52
Quarter ended 2/29/12	2.00	0.52
Quarter ended 5/31/12	1.88	0.61

* The prices set forth are actual sale prices because the bid price information was not available.

As of February 13, 2014, there were approximately 87 holders of record of our Common Stock. This does not reflect beneficial stockholders who hold their stock in nominee or “street” name through various brokerage firms.

Unregistered Sale of Equity Securities

In February 2014 we issued a non-qualified stock option for 250,000 shares of our Common Stock with an exercise price of $9.00 per share, to a director.  The option expires 10 years from the date of grant.

In January 2014 we sold 471,334 shares of our Common Stock at $6.00 per share, yielding gross proceed of $2,828,004, in a private placement to accredited investors (the “Offering”). The Offering was exempt from the registration requirements of the Securities Act of 1933, as amended (the “Act”), pursuant to Sections 4(a)(2) and 4(a)(5) and Regulation D promulgated thereunder.

In December 2013 we issued non-qualified stock options for an aggregate of 450,000 shares of our Common Stock, each with an exercise price of $8.50 per share, to three consultants.  All of the options expire 10 years from the date of grant.

In November 2013 we issued a non-qualified stock option for 100,000 shares of our Common Stock, with an exercise price of $8.40 per share, to a consultant.  The option expires 10 years from the date of grant.

During the fiscal year ended May 31, 2013, we issued non-qualified stock options exercisable for an aggregate of 1,000,000 shares of our Common Stock, at prices ranging from $1.01 per share to $1.39 per share, to two consultants and our CFO.  All of these options expire 10 years from the date of grant.

In July 2012, we issued a non-qualified stock option exercisable for 400,000 shares of our Common Stock, at a price of $1.25 per share, to a consultant.  This option expires 5 years from the date of grant.

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During the fiscal year ended May 31, 2012, we issued non-qualified stock options exercisable for an aggregate of 750,000 shares of our Common Stock, at a price of $1.01 per share, to five consultants.  All of these options expire 10 years from the date of grant.

All of the foregoing options are subject to vesting and forfeiture and were issued in reliance upon the exemptions from the registration requirements of the Act pursuant to Sections 4(a)(2) and 4(a)(5) of the Act.

Use of Proceeds

We estimate that the net proceeds from the sale of the shares of common stock we are offering will be approximately $_____ million based on an assumed offering price of $____ per share.  If the underwriters fully exercise the over-allotment option, the net proceeds of the shares we sell will be approximately $______ million.  “Net proceeds” is what we expect to receive after deducting the underwriting discount and commission and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed offering price of $___ would increase (decrease) the net proceeds to us from this offering by approximately $___ million, after deducting estimated underwriting discount and commission and estimated offering expenses payable by us, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.  Each increase of 100,000 shares in the number of shares offered by us at the assumed public offering price would increase the net proceeds to us in this offering by approximately $____,000. Similarly, each decrease of 100,000 shares in the number of shares offered by us at the assumed public offering price would decrease the net proceeds to us from this offering by approximately $____,000.  A change in the offering price or the number of shares by these amounts could have a material effect on our uses of the proceeds from this offering, and it may impact the amount of time prior to which we will need to seek additional capital.

We intend to use the net proceeds of this offering primarily to continue clinical testing and commercialization of PRTX-100 and for working capital and other general corporate purposes.

We anticipate an approximate allocation of the use of proceeds as follows:

Use	$ (in millions) *	%
Ongoing clinical development and regulatory submissions for PRTX-100
Working capital and other general corporate purposes
Total		100%

  * Assuming the over-allotment option is not exercised.

While we expect to use the net proceeds for the purposes described above, the amounts and timing of our actual expenditures will depend upon numerous factors, including the ongoing status and results of the PRTX-100 clinical trials. The expected net proceeds from the sale of the shares offered hereby, if added to our current cash and cash equivalents is anticipated to be sufficient to fund our operations through 201_.  In the event that our plans change, our assumptions change or prove to be inaccurate, or the net proceeds of this offering are less than as set forth herein or otherwise prove to be insufficient, it may be necessary or advisable to reallocate proceeds, curtail expansion activities, reduce our planned expansion of our plasma collection program by developing fewer or no additional plasma facilities or to use proceeds for other purposes, or we may be required to seek additional financing or curtail our operations. As a result of the foregoing, our success will be affected by our discretion and judgment with respect to the application and allocation of the net proceeds of this offering.

Pending their use, we plan to invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States government.

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Dividend Policy

We have never declared or paid any cash dividends on our capital stock.  We anticipate that we will retain earnings, if any, to support operations and to finance the growth and development of our business.  In addition, the terms of existing and future debt agreements may preclude us from paying dividends.  Therefore, we do not expect to pay cash or stock dividends in the foreseeable future.

Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on our future earnings, capital requirements, financial condition, prospects, applicable Delaware law, which provides that dividends are only payable out of surplus or current net profits, and other factors that our board of directors deems relevant.

Capitalization

The following table shows:

•	Our cash and cash equivalents and capitalization on November 30, 2013; and

•	Our cash and cash equivalents and capitalization on November 30, 2013, assuming the completion of the offering at an assumed public offering price of $____ per share and the use of the net proceeds as described under “Use of Proceeds.”

	November 30, 2013
	Actual	As Adjusted (1) (Unaudited)

Cash and cash equivalents	$1,083,940

Long-term debt	$9,257,780

Stockholders’ equity	$(8,617,093)

Common stock, $0.00001 par value, 100,000,000 shares authorized, 18,926,683 shares issued and outstanding, actual; 28,296,248 shares issued and outstanding, as adjusted

Additional paid-in capital	$56,121,470

Accumulated deficit	$(64,738,846)

Total stockholders’ equity	$(8,617,093)

Total liabilities and stockholders’ equity	$1,175,333

(1)	Each $1.00 increase (decrease) in the assumed offering price would increase (decrease) cash and cash equivalents, additional paid-in capital, and total stockholders’ equity and capitalization by approximately $___ million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Each increase of 100,000 shares in the number of shares offered by us at the assumed public offering price would increase cash and cash equivalents, additional paid-in capital, and total stockholders’ equity and capitalization by approximately $___,000. Similarly, each decrease of 100,000 shares in the number of shares offered by us at the assumed public offering price would decrease cash and cash equivalents, additional paid-in capital, and total stockholders’ equity and capitalization by approximately $___,000. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

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Dilution

Our net tangible book value on November 30, 2013 was $(8,623,050), or $(0.30) per share.  “Net tangible book value” is total assets minus the sum of liabilities and intangible assets.  “Net tangible book value per share” is net tangible book value divided by the total number of shares outstanding on June 30, 2013.

After giving effect to adjustments relating to the offering, our pro forma net tangible book value on November 30, 2013, would have been $_________, or $_____ per share. The adjustments made to determine pro forma net tangible book value per share are the following:

•	An increase in total assets to reflect the net proceeds of the offering as described under “Use of Proceeds” (assuming that the public offering price will be $____ per share).

•	The addition of the number of shares offered by this prospectus to the number of shares outstanding.

The following table illustrates the pro forma increase in net tangible book value of $2.37 per share and the dilution (the difference between the offering price per share and net tangible book value per share) to new investors:

Assumed public offering price per share		$_____
Net tangible book value per share as of November 30, 2013		$(0.30)
Increase in net tangible book value per share attributable to the offering	$	_____
Pro forma net tangible book value per share as of November 30, 2013 after giving effect to the offering		$_____
Dilution per share to new investors in the offering		$_____

Each $1.00 increase (decrease) in the assumed public offering price of $_____ per share would increase (decrease) our as adjusted net tangible book value after this offering by $_______, or approximately $____ per share, and the dilution per share to new investors by approximately $____ per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering from the assumed number of shares set forth on the cover page of this prospectus. An increase of 100,000 shares in the number of shares offered by us from the assumed number of shares set forth on the cover page of this prospectus would increase our as adjusted net tangible book value after this offering by approximately $___,000, or approximately $___ per share, and the dilution per share to new investors would be approximately $___per share, assuming that the assumed public offering price remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a decrease of 100,000 shares in the number of shares offered by us from the assumed number of shares set forth on the cover page of this prospectus would decrease our as adjusted net tangible book value after this offering by approximately $___,000, or approximately $___ per share, and the dilution per share to new investors would be approximately $___ per share, assuming that the assumed public offering price remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The information discussed above is illustrative only and will adjust based on the actual public offering price, the actual number of shares that we offer in this offering, and other terms of this offering determined at pricing.

If the underwriters exercise their over-allotment option to purchase up to ___,000 additional shares of common stock from us in full in this offering at the assumed public offering price of $___ per share, the adjusted net tangible book value as of  November 30, 2013 after giving effect to this offering would increase to $___ per share, and dilution per share to new investors in this offering would be $___ per share.

The number of shares of our common stock to be outstanding immediately after this offering is based on 28,767,582 shares of our common stock outstanding as of February 13, 2014.  The number of shares outstanding as of February 13, 2014 excludes 3,817,573 shares issuable upon exercise of outstanding options with a weighted average exercise price of $2.38.

The foregoing table does not give effect to the exercise of any outstanding options.  To the extent options are exercised, there may be further dilution to new investors.

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Management’s Discussion and Analysis of

Financial Condition and Results of Operations

This discussion, which refers to the historical results of Protalex and its predecessor business, should be read in conjunction with the other sections of this prospectus, including “Risk Factors,” “Business” and the consolidated financial statements and other consolidated financial information included in this prospectus.  The various sections of this discussion contain a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this prospectus.  See “Special Note Regarding Forward-Looking Statements.”  Our actual results may differ materially.

You should read this Management’s Discussion and Analysis of Financial Condition and Results of Operations in conjunction with our 2013 Financial Statements and accompanying Notes. The matters addressed in this Management’s Discussion and Analysis of Financial Condition and Results of Operations, may contain certain forward-looking statements involving risks and uncertainties.

Overview

We are a development stage company focused on the development of a class of biopharmaceutical drugs for treating autoimmune and inflammatory diseases including rheumatoid arthritis (RA). Our lead product, PRTX-100, is a formulation of a proprietary, highly-purified form of staphylococcal protein A, which is an immunomodulatory protein produced by bacteria. PRTX-100 has demonstrated effectiveness in animal models of autoimmune diseases and has demonstrated activity on cultured human immune cells at very low concentrations, although the effectiveness of PRTX-100 shown in pre-clinical studies using animal models may not be predictive of the results that we would see in future human clinical trials. The safety, tolerability and PK of PTRX-100 in humans have now been characterized in four clinical studies, with a fifth clinical study nearing completion as detailed below. We intend to seek regulatory approval to initiate clinical studies in an orphan indication and apply for an orphan drug designation in 2014.We do not anticipate generating operating revenue for the foreseeable future and do not currently have any products that are marketable.

In August 2010, we commenced a multi-center Phase 1b clinical trial of PRTX-100 in South Africa in adult patients with active RA on methotrexate or leflunomide (the “PRTX-100-103 Study”). The PRTX-100-103 Study served to evaluate safety and potential efficacy of PRTX-100 in patients with active RA and was approved to enroll up to 40 patients in four dose-escalating cohorts. In January 2012, we completed patient dosing in the PRTX-100-103 Study with a total of 37 patients enrolled in four cohorts ranging from 0.15 micrograms/kg to 1.50 micrograms/kg of PRTX-100 or placebo, administered weekly for four weeks. Measures of safety, PK and disease activity were evaluated over 16 weeks following the first dose. The PRTX-100-103 Study results demonstrated that PRTX-100 was generally safe and well-tolerated in patients with active RA at all tested dose levels. More patients in the 0.90 micrograms/kg and 1.50 micrograms/kg cohorts showed improvement in their CDAI than did patients in the lower dose or placebo cohorts.

In November 2012, we commenced enrollment in the United States for a new multicenter Phase 1b randomized, multiple-dose, dose-escalation study (the “PRTX-100-104 Study”) of PRTX-100 in combination with methotrexate or leflunomide in adult patients with active RA. The sequential dose-escalation phase of this study was expected to enroll up to 40 patients into five cohorts ranging from 1.50 micrograms/kg up to 18.0 micrograms/kg of PRTX-100 or placebo. At each dose, one quarter of patients would receive a placebo treatment. Similar to the PRTX-100-103 Study, the primary objective of the PRTX-100-104 Study is to assess the safety and tolerability of intravenous PRTX-100 administered weekly over five weeks in patients with active RA on methotrexate or leflunomide therapy. The secondary objectives include determining the effects of PRTX-100 on measures of disease activity, assessing the immunogenicity and evaluating the PK parameters after repeated doses, and determining possible relationships between the immunogenicity of PRTX-100 and safety, PK and efficacy parameters.

In August 2013, following a planned interim safety review by our Independent Data Safety Monitoring Committee (SMC) and upon completion of the fourth cohort, we expanded the 3.0 microgram, 6.0 microgram, and 12.0 micrograms/kg dose cohorts of the PRTX-100-104 Study. An additional nine patients were enrolled in the expansion cohort that was completed in October 2013. In total, the first four dose-escalating cohorts of the PRTX-100-104 Study, which included these three expanded cohorts, enrolled 41 patients with doses ranging from 1.5 micrograms/kg up to 12.0 micrograms/kg.

In November 2013, following completion of the Cohort 4 expansion cohorts, we initiated enrollment of the fifth and final cohort (Cohort 5) in the PRTX 100-104 Study. The Cohort 5 sub-study will enroll up to 20 patients who will receive five weekly doses of PRTX-100 followed by four additional monthly maintenance doses of PRTX-100 in the 3.0 micrograms/kg to 6.0 micrograms/kg range. Patients could receive up to nine doses of PRTX-100 over the six month study visit period, but the cumulative dose will not exceed that of Cohort 4 (60 micrograms/kg). The primary objective of the Cohort 5 sub-study is to assess safety and tolerability of these doses administered on a modified schedule.  Secondary objectives include determining the effects of PRTX-100 on measures of disease activity, assessing the immunogenicity and evaluating the PK parameters after repeated doses, and determining possible relationships between the immunogenicity of PRTX-100 and safety, PK and efficacy parameters.

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As of February 10, 2014, all 20 patients have been randomized into Cohort 5 at six study sites in the United States. A total of nine study sites were used in the PRTX-100-104 Study.

We maintain an administrative office in Florham Park, New Jersey and currently outsource all of our product development and regulatory activities, including clinical trial activities, manufacturing and laboratory operations, to third-party contract research organizations, consultants and facilities.

In April 2009, under prior management, we ceased all operations and terminated all employees in light of insufficient funds to continue our clinical trials and related product development. Our business was dormant until current management took control of our operations in November 2009 following the change in control transaction more fully described below. We are currently actively pursuing the commercial development of PRTX-100 for the treatment of RA.

On December 8, 2010, we effected a reverse stock split of the outstanding shares of our common stock, with par value of $0.00001 per share (“Common Stock”), on the basis of one new share of Common Stock for each five shares of Common Stock outstanding. All references in this Report to number of shares, price per share and weighted average number of shares outstanding of Common Stock prior to this reverse stock split have been adjusted to reflect the reverse stock split on a retroactive basis unless otherwise noted.

Change in Control and Incremental Financing Transactions

On November 11, 2009 (the “Effective Date”), we consummated a financing transaction (the “Financing”) in which we raised $3,000,000 of working capital pursuant to a Securities Purchase Agreement (the “Purchase Agreement”) with Niobe Ventures, LLC, a Delaware limited liability company (“Niobe”). Pursuant to the Purchase Agreement, we issued to Niobe (i) 8,695,652 restricted shares of our Common Stock at a purchase price of $0.23 per share (or $2 million in the aggregate) and (ii) a senior secured convertible promissory note in the principal amount of $1 million convertible into shares of our Common Stock at an initial conversion price equal to $0.23 per share (the “$1 Million Secured Note”). On February 11, 2011, Niobe converted the $1 Million Secured Note, including $37,500 of accrued interest thereon, into 4,510,870 shares of Common Stock.

As contemplated by the Purchase Agreement, all of our executive officers and all of the members of our Board of Directors (the “Board”) prior to the closing of the Financing, with the exception of Frank M. Dougherty, resigned effective concurrently with the closing of the Financing.  Mr. Dougherty resigned effective upon the expiration of the 10-day notice period required by Rule 14f-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  In addition, effective upon the closing of the Financing, our Board appointed Arnold P. Kling as a director and then elected him as our president and elected Kirk M. Warshaw as our chief financial officer and secretary.

In addition, on the Effective Date, we terminated (i) the Investor Rights Agreement dated September 18, 2003 among us, vSpring SBIC L.P. (“vSpring”) and certain of the investors set forth on Schedule A thereto and the Registration Rights Agreement dated May 25, 2005 among us, vSpring and certain of the investors set forth on Schedule I thereto in accordance with their respective terms and (ii) stock options exercisable for an aggregate of 246,714 shares of Common Stock (approximately 41% of our then outstanding stock options).

On February 11, 2011, for the purpose of providing us with additional working capital, pursuant to an existing Credit Facility Agreement dated as of December 2, 2009 (the “Facility”) with Niobe, we issued to Niobe a senior secured convertible promissory note in the principal amount of $2 million (the “$2 Million Secured Convertible Note”). The $2 Million Secured Convertible Note provided for conversion into shares of our Common Stock at a conversion price of $0.23 per share, for an aggregate of 8,695,652 shares of our Common Stock (net of accrued interest thereon), bore interest at a rate of 3% per annum and matured on December 31, 2013. The original maturity was December 31, 2012 but in December 2012 Niobe agreed, for no consideration, to extend the maturity date to December 31, 2013.

The $2 Million Secured Convertible Note was convertible at any time, by the holder, subject only to the requirement that we have sufficient authorized shares of Common Stock after taking into account all outstanding shares of Common Stock and the maximum number of shares issuable under all issued and outstanding convertible securities.  In addition, the $2 Million Secured Convertible Note would automatically be converted if we undertake certain Fundamental Transactions, as defined in the $2 Million Secured Convertible Note, (such as a merger, sale of all of our assets, exchange or tender offer, or reclassification of our stock or compulsory exchange).  The $2 Million Secured Convertible Note also provided for the adjustment of the conversion price in the event of stock dividends and stock splits, and provides for acceleration of maturity, at the holder’s option, upon an event of default, as defined in the $2 Million Secured Convertible Note. On August 27, 2013, Niobe elected to convert the principal and accrued interest under the $2 Million Secured Convertible Note of $155,000 into 9,369,565 shares of Common Stock.

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On February 1, 2012, we raised $1,000,000 of working capital pursuant to a loan from Niobe. We issued to Niobe a secured promissory note in the principal amount of $1,000,000 (the “February 2012 Secured Note”). The February 2012 Secured Note bore interest at a rate of 3% per annum and had a maturity date of February 1, 2014.

On June 5, 2012, we raised an additional $1,000,000 of working capital pursuant to an incremental loan from Niobe and issued to Niobe a secured promissory note in the principal amount of $1,000,000, which bore interest at a rate of 3% per annum and had a maturity date of May 31, 2014 (the “June 2012 Secured Note”).

On October 1, 2012, we raised $800,000 of additional working capital pursuant to an incremental loan from Niobe and issued to Niobe a secured promissory note in the principal amount of $800,000, which bore interest at a rate of 3% per annum and had a maturity date of October 1, 2014 (the “October 2012 Secured Note”).

On December 3, 2012, we raised $700,000 of additional working capital pursuant to an incremental loan from Niobe and issued to Niobe a secured promissory note in the principal amount of $700,000, which bore interest at a rate of 3% per annum and had a maturity date of October 1, 2014 (the “December 2012 Secured Note”).

Collectively, the February 2012 Secured Note, the June 2012 Secured Note, the October 2012 Secured Note and the December 2012 Secured Note are hereinafter referred to as the “2012 Secured Notes.”

On January 18, 2013, we raised $2,500,000 of additional working capital pursuant to an incremental loan from Niobe and issued to Niobe a secured promissory note in the principal amount of $2,500,000, which bore interest at a rate of 3% per annum and had a maturity date of January 15, 2015 (the “January 2013 Secured Note”).

On May 13, 2013, we raised $2,000,000 of additional working capital pursuant to an incremental loan from Niobe and issued to Niobe a secured promissory note in the principal amount of $2,000,000, which bore interest at a rate of 3% per annum and had a maturity date of May 13, 2015 (the “May 2013 Secured Note”).

On August 27, 2013, the Company raised $1,000,000 of additional working capital pursuant to an incremental loan from Niobe and issued to Niobe a secured promissory note in the principal amount of $1,000,000, which bears interest at a rate of 3% per annum and matures on August 27, 2015 (the “August 2013 Secured Note”).

Collectively, the January 2013 Secured Note, the May 2013 Secured Note, and the August 2013 Secured Note are hereinafter referred to as the “2013 Secured Notes.”

Collectively, the 2012 Secured Notes and the 2013 Secured Notes represent a total of $9,000,000 in principal amount of loans from Niobe and are hereinafter referred to as the “Secured Notes.”

On October 11, 2013, we issued a Consolidated, Amended and Restated Promissory Note to Niobe in the principal amount of $9,219,366.67 (the “Consolidated Note”).  The face amount of the Consolidated Note reflects the $9.0 million aggregate principal amount of the Secured Notes plus interest accrued at 3% per annum on each note from its respective date of issuance.  The terms of the Consolidated Note are identical to the Secured Notes except that: (a) the maturity date is September 1, 2015, which is after the latest maturity date of any of the Secured Notes; and (b) it provides for partial mandatory repayment in the event that the Company receives aggregate gross proceeds in excess of $7.5 million from a single or multiple “Liquidity Events” in an amount equal to twenty-five (25%) percent of such gross proceeds.  A “Liquidity Event” means (a) the sale of any of our equity, or equity-linked, securities, and (b) the receipt of proceeds, directly or indirectly related to a development and/or commercialization relationship entered into with an unaffiliated third party. In the Secured Notes, the entire principal amount of each note was due, at Niobe’s election, upon the consummation of an equity financing of $7.5 million or greater.  Consistent with the terms of the Secured Notes and related security agreements entered into, our obligations under the Consolidated Note are secured by a first priority perfected security interest in all of our assets pursuant to a Consolidated, Amended and Restated Security Agreement dated October 11, 2013 with Niobe.

On January 23, 2014, we consummated a private placement financing to accredited investors of 471,334 shares of our common stock at $6.00 per share, yielding gross proceeds of $2,828,000. No commissions were payable in connection with the financing transaction.  Proceeds of the financing will be used for working capital purposes, principally to fund ongoing clinical trials and studies and related activities.  The investors in the offering were granted piggy-back registration rights in connection with certain registration statements filed by the company, subject to certain exceptions, including a registration statement filed in connection with a primary offering by the company.

The securities issued in the aforementioned financings were issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Act”) pursuant to Section 4(6) and Rule 506 of Regulation D thereof.  The offer, sale and issuance of such securities were made without general solicitation or advertising. The securities were offered and issued only to “accredited investors” as such term is defined in Rule 501 under the Act.

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Critical Accounting Policies

Our financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. Note 4 to the financial statements describes the significant accounting policies and methods used in the preparation of our financial statements.

We have identified the policies below as some of the more critical to our business and the understanding of our financial position and results of operations.  These policies may involve a high degree of judgment and complexity in their application and represent the critical accounting policies used in the preparation of our financial statements. Although we believe our judgments and estimates are appropriate and correct, actual future results may differ from estimates. If different assumptions or conditions were to prevail, the results could be materially different from these reported results. The impact and any associated risks related to these policies on our business operations are discussed throughout this Report where such policies affect our reported and expected financial results.

The preparation of our financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and equity and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. These estimates have a material impact on our financial statements and are discussed in detail throughout this Report.

As part of the process of preparing our financial statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. This process involves estimating actual current tax expense together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. In the event that we determine that we would be able to realize deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset valuation allowance would increase income in the period such determination was made.

We account for our stock option grants under the provisions of the accounting guidance for Share-Based Payments. Such guidance requires the recognition of the fair value of share-based compensation in the statements of operations. The fair value of our stock option awards was estimated using a Black-Scholes option valuation model. This model requires the input of highly subjective assumptions and elections in adopting and implementing this guidance, including expected stock price volatility and the estimated life of each award. The fair value of share-based awards is amortized over the vesting period of the award and we have elected to use the straight-line method for awards granted after the adoption of this guidance.

Results of Operations

Fiscal year ended May 31, 2013 compared to fiscal year ended May 31, 2012

Research and Development Expenses – Research and Development expenses increased from $1,900,001 in our 2012 fiscal year to $3,833,401 in our 2013 fiscal year. The increase of $1,933,400, or 102%, was primarily the result of increased activity associated with our clinical study in the US, as disclosed above and the formulation and production of more of our bulk drug substance, drug product, and placebo. During such period, we engaged more consultants and incurred other clinical study-related expenses as we enrolled patients and analyzed study data.

Administrative Expenses - Administrative expenses increased to $1,345,152 in our 2013 fiscal year from $1,291,867 in our 2012 fiscal year. The increase, $53,000, was related to an increase in non-cash stock compensation offset by declines in many of the other general and administrative expenses that constitute this category.

Professional Fees - Professional fees increased from $309,696 in our 2012 fiscal year to $440,751 in fiscal year 2013. The increase of $131,000, or 42%, was due primarily to increases in consulting and advisory expenses.

Interest Expense – Interest expense decreased from $943,607 in fiscal year 2012 to $663,866 in fiscal year 2013. The decrease was attributable to no longer having any interest expense computed from the beneficial conversion feature of the $2 Million Secured Convertible Note offset by increases due to us having more significant amounts of debt outstanding during FY 2013 compared to FY 2012.

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Six months ended November 30, 2013 compared to fiscal year ended November 30, 2012

Research and Development Expenses - Research and Development expenses (“R&D Expenses”) were $1,618,527 and $1,510,133 for the six months ended November 30, 2013 and November 30, 2012, respectively.  The increase in R&D Expenses for the six month period ended November 30, 2013 compared to the six month period ended November 30, 2012 was primarily the result of an increase in the clinical study activities associated with the PRTX 100-104 Study partially offset by a decrease in manufacturing expenses in 2013 compared to 2012.

There are significant risks and uncertainties inherent in the preclinical and clinical studies associated with our research and development program. These studies may yield varying results that could delay, limit or prevent a program’s advancement through the various stages of product development and significantly impact the costs to be incurred, and time involved, in bringing a program to completion. As a result, the costs to complete such programs, as well as the period in which net cash outflows from such programs are expected to be incurred, are not reasonably estimable.

Administrative Expenses - Administrative expenses were $979,761 and $557,687 for the six months ended November 30, 2013 and November 30, 2012, respectively.  The increase in administrative expenses for the six month period ended November 30, 2013 compared to the same prior year period was due to increased employee stock compensation.

Professional Fees - Professional expenses were $260,664 and $213,578 for the six months ended November 30, 2013 and November 30, 2012, respectively. The increase for the six month period ended November 30, 2013 was due to an increase in legal fees, consulting expenses and SEC related filing expenses as compared to the same period last year.

Net Loss Outlook

We have not generated any product sales revenues, have incurred operating losses since inception and have not achieved profitable operations. Our accumulated deficit from inception through May 31, 2013 was $61,735,053 and we expect to continue to incur substantial losses in future periods. We expect that our operating losses in future periods will be the result of continued research and development expenses relating to PRTX-100, as well as costs incurred in preparation for the potential commercialization of PRTX-100.

In addition to additional financing, we are highly dependent on the success of our research and development efforts and, ultimately, upon regulatory approval and market acceptance of our products under development, particularly our lead product candidate, PRTX-100.  We may never receive regulatory approval for any of our product candidates, generate product sales revenues, achieve profitable operations or generate positive cash flows from operations, and even if profitable operations are achieved, they may not be sustained on a continuing basis.

Liquidity and Capital Resources

Since 1999, we have incurred significant losses and we expect to experience operating losses and negative operating cash flow for the foreseeable future. Historically, our primary source of cash to meet short-term and long-term liquidity needs has been the sale of shares of our Common Stock and loans from our majority stockholder. We have issued shares in private placements at discounts to then current market price.

On September 18, 2003, we raised $12,657,599 through the sale of 1,489,129 shares of our Common Stock at $8.50 per share, with warrants to purchase an additional 632,879 shares of our Common Stock, at an exercise price of $12.00 per share. These warrants expired on September 19, 2008. Net of transaction costs of $1,301,536, our proceeds were $11,356,063.

On May 25, 2005, we raised $5,057,885 through the sale of 518,758 shares of our Common Stock at $9.75 per share, with warrants to purchase an additional 184,024 shares of our Common Stock, at an exercise price of $11.25 per share. All of these warrants expired on May 25, 2010.  Net of transaction costs of $206,717, our proceeds were $4,851,168.

On December 30, 2005, we raised $5,839,059 through the sale of 519,026 shares of our Common Stock at $11.25 per share, with warrants to purchase an additional 129,757 shares of our Common Stock, at an exercise price of $14.95 per share. We also issued warrants to purchase 45,415 shares of our Common Stock, at an exercise price of $14.95 per share, to the placement agent.  All of these warrants expired on December 30, 2010.  Net of transaction costs of approximately $328,118, our proceeds were $5,510,941.

In the fourth fiscal quarter of 2006, existing investors exercised 70,320 warrants which resulted in $786,538 in cash proceeds.

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On July 7, 2006, we raised $14,217,660, net of transaction costs of $959,874, through the sale of 1,214,203 shares of our Common Stock at $12.50 per share, with warrants to purchase an additional 303,551 shares of our Common Stock, at an exercise price of $19.25 per share. We also issued warrants to purchase 106,243 shares of our Common Stock, at an exercise price of $19.25 per share, to the placement agent.  All of these warrants expired on July 7, 2011.

In the first fiscal quarter of 2007, existing investors and option holders exercised 26,700 warrants and 1,200 options which resulted in $315,574 in cash proceeds.

On November 11, 2009, we raised $3,000,000, $2,000,000 from the sale of 8,695,652 shares of our Common Stock at $.23 per share and $1,000,000 from the issuance of the $1 Million Secured Note to Niobe.

On December 2, 2009, we entered into the Facility with Niobe to provide us with up to $2,000,000 of additional working capital in the form of secured loans at any time prior to June 30, 2012 subject to our achievement of certain predetermined benchmarks. On February 11, 2011 we received $2,000,000 of additional working capital from Niobe under the Facility, and issued to Niobe the $2 million Secured Convertible Note. On the same date, Niobe converted the $1 Million Secured Note and accrued interest thereon, into 4,510,870 shares of our Common Stock.

From February 1, 2012 through August 27, 2013 we raised an aggregate of $9,000,000 of working capital pursuant to seven loans from Niobe, in varying principal amounts and issued to Niobe the Secured Notes.

On January 23, 2014, we consummated a private placement financing to accredited investors of 471,334 shares of our common stock at $6.00 per share, yielding gross proceeds of $2,828,000.

Net Cash Used In Operating Activities and Operating Cash Flow Requirements Outlook

Our operating cash outflows for the fiscal years ended May 31, 2013 and 2012 and the six month periods ended November 30, 2012 and 2013 have resulted primarily from research and development expenditures associated for PRTX-100 and administrative purposes.  We expect to continue to use cash resources to fund operating losses and expect to continue to incur operating losses in fiscal 2013 and beyond due to continuing research and development activities.

Net Cash Used In Investing Activities and Investing Requirements Outlook

We do not expect to be required to make any significant investments in information technology and laboratory equipment to support our future research and development activities. In August 2008, we sold laboratory equipment with net proceeds of $200,000.

We may never receive regulatory approval for any of our product candidates, generate product sales revenues, achieve profitable operations or generate positive cash flows from operations, and even if profitable operations are achieved, these may not be sustained on a continuing basis. We have invested a significant portion of our time and financial resources since our inception in the development of PRTX-100, and our potential to achieve revenues from product sales in the foreseeable future is dependent largely upon obtaining regulatory approval for and successfully commercializing PRTX-100, especially in the United States. We expect to continue to use our cash and investments resources to fund operating and investing activities.

Off-Balance Sheet Arrangements

As of May 31, 2013 and November 30, 2013 we had no off-balance sheet arrangements such as guarantees, retained or contingent interest in assets transferred, obligation under a derivative instrument and obligation arising out of or a variable interest in an unconsolidated entity.

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Business

Unless the context otherwise requires, references in this section to “Protalex,” the “Company,” “we,” “us” and “our” refer to Protalex, Inc., a Delaware corporation. All shares and per share information included in this prospectus and relating to the shares of our common stock, par value $0.00001 per share, gives effect to a five-for-one reverse stock split effected on December 8, 2010.

Business of Protalex

Overview

We are a development stage company focused on the development of a class of biopharmaceutical drugs for treating autoimmune and inflammatory diseases including rheumatoid arthritis (RA). Our lead product, PRTX-100, is a formulation of a proprietary, highly-purified form of staphylococcal protein A, which is an immunomodulatory protein produced by bacteria. PRTX-100 has demonstrated effectiveness in animal models of autoimmune diseases and has demonstrated activity on cultured human immune cells at very low concentrations, although the effectiveness of PRTX-100 shown in pre-clinical studies using animal models may not be predictive of the results that we would see in future human clinical trials. The safety, tolerability and PK of PTRX-100 in humans have now been characterized in four clinical studies, with a fifth clinical study nearing completion as detailed below. We intend to seek regulatory approval to initiate clinical studies in an orphan indication and apply for an orphan drug designation in 2014.We do not anticipate generating operating revenue for the foreseeable future and do not currently have any products that are marketable.

In August 2010, we commenced the PRTX-100-103 Study, a multi-center Phase 1b clinical trial of PRTX-100 in South Africa in adult patients with active RA on methotrexate or leflunomide. The PRTX-100-103 Study served to evaluate safety and potential efficacy of PRTX-100 in patients with active RA and was approved to enroll up to 40 patients in four dose-escalating cohorts. In January 2012, we completed patient dosing in the PRTX-100-103 Study with a total of 37 patients enrolled in four cohorts ranging from 0.15 micrograms/kg to 1.50 micrograms/kg of PRTX-100 or placebo, administered weekly for four weeks. Measures of safety, PK and disease activity were evaluated over 16 weeks following the first dose. The PRTX-100-103 Study results demonstrated that PRTX-100 was generally safe and well-tolerated in patients with active RA at all tested dose levels. More patients in the 0.90 micrograms/kg and 1.50 micrograms/kg cohorts showed improvement in their CDAI than did patients in the lower dose or placebo cohorts.

In November 2012, we commenced enrollment in the United States for the PRTX-100-104 Study, a new multicenter Phase 1b randomized, multiple-dose, dose-escalation study of PRTX-100 in combination with methotrexate or leflunomide in adult patients with active RA. The sequential dose escalation phase of this study was expected to enroll up to 40 patients into five cohorts ranging from 1.50 micrograms/kg up to 18.0 micrograms/kg of PRTX-100 or placebo. Similar to the PRTX-100-103 Study, the primary objective of the PRTX-100-104 Study is to assess the safety and tolerability of intravenous PRTX-100 administered weekly over five weeks in patients with active RA on methotrexate or leflunomide therapy. The secondary objectives include determining the effects of PRTX-100 on measures of disease activity, assessing the immunogenicity and evaluating the PK parameters after repeated doses, and determining possible relationships between the immunogenicity of PRTX-100 and safety, PK and efficacy parameters.

In August 2013, following a planned interim safety review by our Independent Data Safety Monitoring Committee (SMC) and upon completion of the fourth cohort, we expanded the 3.0 microgram, 6.0 microgram, and 12.0 micrograms/kg dose cohorts of the PRTX-100-104 Study. An additional nine patients were enrolled in the expansion cohort that was completed in October 2013. In total, the first four dose-escalating cohorts of the PRTX-100-104 Study, which included these three expanded cohorts, enrolled 41 patients with doses ranging from 1.5 micrograms/kg up to 12.0 micrograms/kg.

In November 2013, following completion of the Cohort 4 expansion cohorts, we initiated enrollment of the fifth and final cohort (Cohort 5) in the PRTX 100-104 Study. The Cohort 5 sub-study will enroll up to 20 patients who will receive five weekly doses of PRTX-100 followed by four additional monthly maintenance doses of PRTX-100 in the 3.0 micrograms/kg to 6.0 micrograms/kg range. Patients could receive up to nine doses of PRTX-100 over the six month study visit period, but the cumulative dose will not exceed that of Cohort 4 (60 micrograms/kg). The primary objective of the Cohort 5 sub-study is to assess safety and tolerability of these doses administered on a modified schedule.  Secondary objectives include determining the effects of PRTX-100 on measures of disease activity, assessing the immunogenicity and evaluating the PK parameters after repeated doses, and determining possible relationships between the immunogenicity of PRTX-100 and safety, PK and efficacy parameters.

As of February 10, 2014, all 20 patients have been randomized into Cohort 5 at six study sites in the United States. A total of nine study sites were used in the PRTX-100-104 Study.

We maintain an administrative office in Florham Park, New Jersey, and currently outsource all of our product development and regulatory activities, including clinical trial activities, manufacturing and laboratory operations, to third-party contract research organizations, consultants and facilities.

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In April 2009, under prior management, we ceased all operations and terminated all employees in light of insufficient funds to continue our clinical trials and related product development. Our business was dormant until new management took control of our operations in November 2009 following the “change in control” transaction described below. We are currently actively pursuing the commercial development of PRTX-100 for the treatment of RA.

On December 8, 2010, we effected a reverse stock split of the outstanding shares of our common stock, with par value of $0.00001 per share (“Common Stock”), on the basis of one new share of Common Stock for each five shares of Common Stock outstanding. All references in this Report to number of shares, price per share and weighted average number of shares outstanding of Common Stock prior to this reverse stock split have been adjusted to reflect the reverse stock split on a retroactive basis, unless otherwise noted.

Change in Control Transaction and Incremental Financing

On November 11, 2009 (the “Effective Date”), we consummated a financing transaction (the “Financing”) in which we raised $3,000,000 of working capital pursuant to a Securities Purchase Agreement (the “Purchase Agreement”) with Niobe Ventures, LLC, a Delaware limited liability company (“Niobe”). Pursuant to the Purchase Agreement, we issued to Niobe (i) 8,695,652 restricted shares of our Common Stock at a purchase price of $0.23 per share (or $2 million in the aggregate) and (ii) a senior secured convertible promissory note in the principal amount of $1 million convertible into shares of our Common Stock at an initial conversion price equal to $0.23 per share (the “$1 Million Secured Note”). On February 11, 2011, Niobe converted the $1 Million Secured Note, including $37,500 of accrued interest thereon, into 4,510,870 shares of Common Stock.

As contemplated by the Purchase Agreement, all of our executive officers and all of the members of our Board of Directors (the “Board”) prior to the closing of the Financing, with the exception of Frank M. Dougherty, resigned effective concurrently with the closing of the Financing.  Mr. Dougherty resigned effective upon the expiration of the 10-day notice period required by Rule 14f-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  In addition, effective upon the closing of the Financing, our Board appointed Arnold P. Kling as a director and then elected him as our president and elected Kirk M. Warshaw as our chief financial officer and secretary.

In addition, on the Effective Date, we terminated (i) the Investor Rights Agreement dated September 18, 2003 among us, vSpring SBIC L.P. (“vSpring”) and certain of the investors set forth on Schedule A thereto and the Registration Rights Agreement dated May 25, 2005 among us, vSpring and certain of the investors set forth on Schedule I thereto in accordance with their respective terms and (ii) stock options exercisable for an aggregate of 246,714 shares of Common Stock (approximately 41% of our then outstanding stock options).

On February 11, 2011, for the purpose of providing us with additional working capital, pursuant to an existing Credit Facility Agreement dated as of December 2, 2009 (the “Facility”) with Niobe, we issued to Niobe a senior secured convertible promissory note in the principal amount of $2 million (the “$2 Million Secured Convertible Note”). The $2 Million Secured Convertible Note provided for conversion of interest and principal into shares of our Common Stock at a conversion price of $0.23 per share, bore interest at a rate of 3% per annum and had a maturity date of December 31, 2013. The original maturity was December 31, 2012 but in December 2012 Niobe agreed, for no consideration, to extend the maturity date to December 31, 2013.

The $2 Million Secured Convertible Note was convertible at any time, by the holder, subject only to the requirement that we have sufficient authorized shares of Common Stock after taking into account all outstanding shares of Common Stock and the maximum number of shares issuable under all issued and outstanding convertible securities.  In addition, the $2 Million Secured Convertible Note would automatically be converted if we undertake certain Fundamental Transactions, as defined in the $2 Million Secured Convertible Note, (such as a merger, sale of all of our assets, exchange or tender offer, or reclassification of our stock or compulsory exchange).  The $2 Million Secured Convertible Note also provided for the adjustment of the conversion price in the event of stock dividends and stock splits, and provides for acceleration of maturity, at the holder’s option, upon an event of default, as defined in the $2 Million Secured Convertible Note. On August 27, 2013, Niobe elected to convert the principal and accrued interest under the $2 Million Secured Convertible Note of $155,000 into 9,369,565 shares of Common Stock.

On February 1, 2012, we raised $1,000,000 of working capital pursuant to a loan from Niobe. We issued to Niobe a secured promissory note in the principal amount of $1,000,000 (the “February 2012 Secured Note”). The February 2012 Secured Note bore interest at a rate of 3% per annum and had a maturity date of February 1, 2014.

On June 5, 2012, we raised an additional $1,000,000 of working capital pursuant to an incremental loan from Niobe and issued to Niobe a secured promissory note in the principal amount of $1,000,000, which bore interest at a rate of 3% per annum and had a maturity date of May 31, 2014 (the “June 2012 Secured Note”).

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On October 1, 2012, we raised $800,000 of additional working capital pursuant to an incremental loan from Niobe and issued to Niobe a secured promissory note in the principal amount of $800,000, which bore interest at a rate of 3% per annum and had a maturity date of October 1, 2014 (the “October 2012 Secured Note”).

On December 3, 2012, we raised $700,000 of additional working capital pursuant to an incremental loan from Niobe and issued to Niobe a secured promissory note in the principal amount of $700,000, which bore interest at a rate of 3% per annum and had a maturity date of October 1, 2014 (the “December 2012 Secured Note”).

Collectively, the February 2012 Secured Note, the June 2012 Secured Note, the October 2012 Secured Note and the December 2012 Secured Note are hereinafter referred to as the “2012 Secured Notes.”

On January 18, 2013, we raised $2,500,000 of additional working capital pursuant to an incremental loan from Niobe and issued to Niobe a secured promissory note in the principal amount of $2,500,000, which bore interest at a rate of 3% per annum and had a maturity date of January 15, 2015 (the “January 2013 Secured Note”).

On May 13, 2013, we raised $2,000,000 of additional working capital pursuant to an incremental loan from Niobe and issued to Niobe a secured promissory note in the principal amount of $2,000,000, which bore interest at a rate of 3% per annum and had a maturity date of May 13, 2015 (the “May 2013 Secured Note”).

On August 27, 2013, the Company raised $1,000,000 of additional working capital pursuant to an incremental loan from Niobe and issued to Niobe a secured promissory note in the principal amount of $1,000,000, which bears interest at a rate of 3% per annum and matures on August 27, 2015 (the “August 2013 Secured Note”).

Collectively, the January 2013 Secured Note, the May 2013 Secured Note, and the August 2013 Secured Note are hereinafter referred to as the “2013 Secured Notes.”

Collectively, the 2012 Secured Notes and the 2013 Secured Notes represent a total of $9,000,000 in principal amount of loans from Niobe and are hereinafter referred to as the “Secured Notes.”

On October 11, 2013, we issued a Consolidated, Amended and Restated Promissory Note to Niobe in the principal amount of $9,219,366.67 (the “Consolidated Note”).  The face amount of the Consolidated Note reflects the $9.0 million aggregate principal amount of the Secured Notes plus interest accrued at 3% per annum on each note from its respective date of issuance.  The terms of the Consolidated Note are identical to the Secured Notes except that: (a) the maturity date is September 1, 2015, which is after the latest maturity date of any of the Secured Notes; and (b) it provides for partial mandatory repayment in the event that the Company receives aggregate gross proceeds in excess of $7.5 million from a single or multiple “Liquidity Events” in an amount equal to twenty-five (25%) percent of such gross proceeds.  A “Liquidity Event” means (a) the sale of any of our equity, or equity-linked, securities, and (b) the receipt of proceeds, directly or indirectly related to a development and/or commercialization relationship entered into with an unaffiliated third party. In the Secured Notes, the entire principal amount of each note was due, at Niobe’s election, upon the consummation of an equity financing of $7.5 million or greater.  Consistent with the terms of the Secured Notes and related security agreements entered into, our obligations under the Consolidated Note are secured by a first priority perfected security interest in all of our assets pursuant to a Consolidated, Amended and Restated Security Agreement dated October 11, 2013 with Niobe.

All of the securities issued in the aforementioned financings were issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Act”) pursuant to Section 4(6) and Rule 506 of Regulation D thereof.  The offer, sale and issuance of such securities were made without general solicitation or advertising. The securities were offered and issued only to “accredited investors” as such term is defined in Rule 501 under the Act.

About PRTX-100

PRTX-100 is a formulation of a proprietary, highly purified form of the Staphylococcal bacterial protein known as Protein A which is an immunomodulatory protein produced by bacteria. PRTX-100 has the ability, at very low concentrations, to bind to human B-lymphocytes and macrophages and to modulate immune processes. Pre-clinical studies also demonstrate that very low doses of PRTX-100 have potent therapeutic effects in certain models of immune-mediated inflammatory diseases. The PRTX-100-103 Study demonstrated that PRTX-100 was generally safe and well tolerated at all dose levels, and at the higher doses, more patients showed improvement in their CDAI scores for RA than did patients at the lower dose or placebo cohorts.

Animal Studies

Protalex’s lead candidate, PRTX-100, has demonstrated positive results in several standard mouse models of autoimmunity, including the following:

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Collagen-Induced Arthritis - PRTX-100 has demonstrated reproducible efficacy in this well-established animal model of RA. Mice received two injections of collagen in order to stimulate an inflammatory response. One group was treated with various doses of PRTX-100, a second group received Enbrel®, a leading commercially available treatment for RA, and the control group was injected with vehicle saline solution. The mice were observed for clinical symptoms, joint size and loss of function. The results showed that very low doses of PRTX-100 and standard doses of Enbrel® suppressed clinical symptoms including joint swelling over the first two to three weeks of treatment, and slowed disease progression as compared with the control group. Thereafter, the PRTX-100-treated mice continued to remain disease-free whereas the mice treated with Enbrel® showed a resumption of joint inflammation and tissue damage. This response to Enbrel® was expected because the mice developed immune response to it because it is a foreign protein. Overall, these results indicate that PRTX-100 is a potential treatment for RA in humans. The data from these studies has served as a rationale for conducting clinical trials in human patients.

BXSB Mice - These animals are genetically predisposed to autoimmune diseases. This model is used to evaluate drugs for autoimmune diseases such as Lupus and other autoimmune diseases. This genetic model more closely approximates the human condition in that it is complex, multi-factorial and usually treated by multiple drug regimens. In these studies, mice were treated with PRTX-100 and sacrificed at regular intervals. Their organs were weighed and sectioned for histological analysis and their spleens were used for immunological assays. Spleen enlargement, or splenomegaly, was significantly reduced in treated animals compared with the controls at almost every time point, demonstrating the ability of PRTX-100 to delay the onset and severity of this disease.

Completed pre-clinical safety studies in animals showed no drug-related toxicity at doses up to 5-fold the highest currently planned clinical trial dose. These studies were conducted on New Zealand white rabbits and on cynomolgus monkeys. No differences were observed in body weight gain or food consumption, nor in hematology, clinical chemistry, urinalysis, or organ weight data in animals treated with PRTX-100 compared with controls treated with vehicle. These study results represent a necessary component of our IND application with the FDA.

Additional studies in monkeys have further characterized the PK, toxicity, and pharmacodynamics of PRTX-100 with up to 12 weekly doses.

Clinical Trials

Favorable pre-clinical safety and efficacy studies for our lead compound, PRTX-100, laid the foundation for the IND for treating RA. We submitted the IND to the FDA in March 2005 and later in March 2005 the FDA verbally disclosed to us that it had placed our IND on clinical hold, pending additional product characterization. In August 2005, we formally replied to the FDA and in September 2005, the FDA notified us that it had lifted the clinical hold on our IND and that our proposed study could proceed. We have completed three clinical trials and are in the process of conducting a fourth clinical trial under this IND. Our first Phase I single-dose clinical trial commenced in December 2005 and was completed in March 2006. This trial was performed in healthy volunteers and was designed primarily to assess the safety and tolerability of a single intravenous dose of PRTX-100. This study demonstrated that PRTX-100 appears safe and well-tolerated at the doses administered. There were no deaths or serious adverse events. The PK profile was determined and found consistent with that projected from pre-clinical models.

In May 2007, we filed an amendment to the IND with the FDA. This amendment included the final Phase I safety study report from the 2006 trial, changes to our techniques for purification and characterization of PRTX-100, a Chemistry, Manufacturing and Controls (CMC) update, and a protocol for a second single-dose Phase I clinical trial. In July and August 2007 a second Phase I study was performed under the IND, to further characterize the safety, PK, and pharmacodynamic profile of a single-dose of PRTX-100 in healthy volunteers at doses in the projected therapeutic range. Final results indicated that the drug appears safe and well-tolerated. In August 2009, a Phase 1b randomized, double-blind, placebo-controlled, multiple dose, dose-escalation and tolerability study of PRTX-100 in combination with methotrexate or leflunomide in patients with active RA, (the “PRTX 100-103 Study”) was approved by the South African Medicines Control Agency. The PRTX-100-103 Study commenced in August 2010 at three sites in South Africa and was completed in January 2012 as detailed below.

In November 2012, we commenced enrollment and dosing of patients at a total of nine sites in the United States for the PRTX-100-104 Study, a second multicenter Phase 1b randomized, multiple-dose, dose-escalation study of PRTX-100 in combination with methotrexate or leflunomide in adults with active RA which is still in progress as detailed below. The PRTX-100-104 Study sequentially escalated the weekly dose of PRTX-100 from 1.5 micrograms/kg, the highest dose in the prior RA patient study, to doses of 3.0, 6.0, and 12.0 micrograms/kg. of PRTX-100. In February 2014, the last patient in the PRTX-100-104 Study is expected to enroll in the fifth and final cohort.

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Idiopathic Thrombocytopenic Purpura (ITP) - ITP is an uncommon autoimmune bleeding disorder characterized by insufficient platelets in the blood. The affected individuals make antibodies against their own platelets leading to the platelets' destruction, which in turn leads to the abnormal bleeding. A small clinical trial in adult patients with chronic ITP was designed to provide safety data on repeated weekly dosing with PRTX-100 (the “PRTX-100b-103 Study”). This clinical study was to be conducted under the Australian and New Zealand Clinical Trial Notification procedure, not under a U.S. IND, and was initiated, but not completed. A leading Australian clinical research organization was contracted to manage and monitor this clinical trial. After the approval of the clinical protocol by ethics committees at six sites in Australia and one in New Zealand, the PRTX-100b-103 Study began enrolling patients in the second quarter of 2008. The PRTX-100b-103 Study was designed to evaluate the safety and PK of up to four doses of PRTX-100, starting at the lowest dose, and escalating upwards after safety review of the prior dose.

The PRTX-100b-103 Study proved difficult to enroll due to other on-going ITP Phase III studies and subsequent availability of two new and effective medicines for ITP. Nine patients were dosed at the first two dose levels by the end of the first quarter of 2009. At this point further recruitment of patients was suspended. No side effects or toxicities were noted with repeated weekly doses of PRTX-100 at doses of 0.075 and 0.15 micrograms per kg that were not seen with single doses in healthy volunteer trials. This repeated-dose safety data from the PRTX-100b-103 Study was included in the clinical trial application to evaluate PRTX-100 in patients with RA.

Rheumatoid arthritis - RA is a highly inflammatory polyarthritis often leading to joint destruction, deformity and loss of function. In addition to characteristic symmetric swelling of peripheral joints, systemic symptoms related to chronic inflammation can commonly occur. Chronic pain, disability and excess mortality are unfortunate sequelae. RA is the most common autoimmune disease, affecting 1% to 2% of the world’s population, with prevalence rising with age to about 5% in women over 55.

PRTX-100 shows measurable activity in a standard mouse model of autoimmune arthritis. A substantial body of published literature and proprietary data delineate the immunomodulatory activities of PRTX-100, which are distinct from those of current major biologic treatments for rheumatoid arthritis. Accordingly, we believe that RA represents a potentially important clinical indication for treatment with PRTX-100. While recent advances in biologic treatments for RA (with monoclonal antibodies) have improved the prognosis for many patients, many others continue to live with debilitating RA disease activity due either to the cost, side-effects, or limited effectiveness of these newer therapies.

The PRTX-100-103 Study

In August 2010, we commenced a multi-center Phase 1b clinical trial of PRTX-100 in South Africa on adult patients with active RA on methotrexate or leflunomide. The PRTX-100-103 Study served to evaluate safety and potential efficacy of PRTX-100 in patients with active RA and was approved to enroll up to 40 patients in four dose-escalating cohorts. In January 2012, we completed patient dosing in the fourth cohort of the PRTX-100-103 Study. A total of 37 patients were enrolled in four cohorts ranging from 0.15 micrograms/kg to 1.50 micrograms/kg of PRTX-100 or placebo, administered weekly for four weeks. Measures of safety, PK, and disease activity were evaluated over 16 weeks following the first dose. The PRTX-100-103 Study results demonstrated that PRTX-100 was generally safe and well-tolerated in patients with active RA at all tested dose levels and at the higher doses, decreased RA activity as scored by the CDAI.

The number of patients with a DAS28-CRP < 3.2 at six weeks was the predefined disease activity endpoint of the study. The results showed that the patients receiving PRTX-100 were more likely to respond than those receiving placebo at all times, the number of responders increased over time during the 16 week study evaluation period, and that the maximum tolerated dose was not reached at the highest dose level.

Additionally, the results indicate that PRTX-100 did not change CRP (C-Reactive Protein) levels, even in those patients whose swollen and tender joint count and global VAS (Visual Analogue Scale) scores had decreased to low levels after treatment. Because of the influence of the CRP component on the DAS28-CRP score, a post-hoc analysis was performed examining changes in the CDAI scores in all patients. The CDAI score does not evaluate CRP as a component, but instead comprises physician and patient-assessed chemical markers of disease activity. In the placebo, 0.15 micrograms/kg, and 0.45 micrograms/kg dose groups, one out of eight patients in each group attained low disease activity (CDAI ≤ 10) on two or more consecutive visits. In the 0.90 micrograms/kg and 1.50 micrograms/kg dose groups, two of eight and two of five patients, respectively, attained this same endpoint, and maintained a CDAI < 10 until the week 16 final visit. Of the four apparent responders in the 1.50 micrograms/kg group, two attained a CDAI ≤ 6 (remission), one attained a CDAI ≤ 10 (low activity), and one achieved a CDAI of 10.1 at one or more visits. The mean time to peak response in this group occurred six weeks after their last dose.

As the disease activity results from the PRTX-100-103 Study demonstrated an acceptable safety profile, and suggested it could affect disease activity, although these effects were not statistically significant. In November 2012 we commenced the PRTX-100-104 Study to provide a better understanding of safety and potential treatment effect on RA disease activity measurements as well as to help define the optimal dose.

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The PRTX-100-104 Study

In November 2012, we commenced enrollment in the United States for a new multicenter Phase 1b randomized, multiple-dose, dose-escalation study (the “PRTX-100-104 Study”) of PRTX-100 in combination with methotrexate or leflunomide in adult patients with active RA. The sequential dose-escalation phase of this study was expected to enroll up to 40 patients into five cohorts ranging from 1.50 micrograms/kg up to 18.0 micrograms/kg of PRTX-100 or placebo. At each dose, one quarter of patients would receive a placebo treatment. Similar to the PRTX-100-103 Study, the primary objective of the PRTX-100-104 Study was to assess the safety and tolerability of intravenous PRTX-100 administered weekly over five weeks in patients with active RA on methotrexate or leflunomide therapy. The secondary objectives included determining the effects of PRTX-100 on measures of disease activity, assessing the immunogenicity and evaluating the PK parameters after repeated doses, and determining possible relationships between the immunogenicity of PRTX-100 and safety, PK and efficacy parameters.

In August 2013, following a planned interim safety review by our Independent Data Safety Monitoring Committee (SMC) and upon completion of the fourth cohort, we expanded the 3.0 microgram, 6.0 microgram, and 12.0 micrograms/kg dose cohorts of the PRTX-100-104 Study. An additional nine patients were enrolled in the expansion cohort that was completed in October 2013. In total, the first four dose-escalating cohorts of the PRTX-100-104 Study, which included these three expanded cohorts, enrolled 41 patients at five U.S. clinical centers with doses ranging from 1.5 micrograms/kg up to 12.0 micrograms/kg. Five patients withdrew from the study prior to their day 85 visit.

In November 2013, following completion of the Cohort 4 expansion cohorts, we initiated enrollment of the fifth and final cohort (Cohort 5) in the PRTX 100-104 Study. The Cohort 5 sub-study will enroll up to 20 patients who will receive five weekly doses of PRTX-100 followed by four additional monthly maintenance doses of PRTX-100 in the 3.0 micrograms/kg to 6.0 micrograms/kg range. Patients could receive up to nine doses of PRTX-100 over the six month study visit period, but the cumulative dose will not exceed that of Cohort 4 (60 micrograms/kg). The primary objective of the Cohort 5 sub-study is to assess safety and tolerability of these doses administered on a modified schedule.  Secondary objectives include determining the effects of PRTX-100 on measures of disease activity, assessing the immunogenicity and evaluating the PK parameters after repeated doses, and determining possible relationships between the immunogenicity of PRTX-100 and safety, PK and efficacy parameters. As of February 10, 2014, all 20 patients have been enrolled into Cohort 5 at six study sites in the United States. A total of nine study sites in the United States were used in the PRTX-100-104 Study.

In February 2014, we announced preliminary findings from a limited interim analysis of patients in Cohorts 1 through 4 of the PRTX-100-104 Study through day 85 which indicated that PRTX-100 was generally safe and well tolerated. The rate of adverse events (AE) among patients receiving PRTX-100 was comparable to that of those receiving placebo and is similar to that seen in prior clinical studies of PRTX-100; two patients discontinued the study because of treatment-related AEs. Pharmacokinetic analyses indicated a roughly linear increase in plasma maximum concentrations with increasing doses of 1.5, 3.0, 6.0, and 12.0 micrograms/kg. Effects on measures of disease activity showed that patients who received PRTX-100 had average DAS28-CRP and CDAI scores lower than the average scores of those that received placebo, which is consistent with a therapeutic effect in patients with this disease.

We maintain an administrative office in Florham Park, New Jersey and currently outsource all of our product development and regulatory activities, including clinical trial activities, manufacturing and laboratory operations, to third-party contract research organizations, consultants and facilities.

Manufacturing

We currently contract the manufacturing of our lead drug substance PRTX-100 to Eurogentec S.A. in Belgium where it is produced under Current Good Manufacturing Practice, or cGMP, conditions. In June 2012, we contracted with Eurogentec for the manufacture of additional bulk drug substance that we believe will be sufficient supply for completion of the PRTX-100-104 Study as well as other eplanned future studies. We have also contracted with an FDA-approved facility in Europe for the formulation of new drug product at higher concentrations in anticipation of administering higher dosages in this study as well as in future studies. The stability testing and packaging of the final drug product for clinical supplies are conducted at several other FDA-approved facilities in the United States. These companies, in the aggregate, have provided the drug product for both toxicological testing and clinical supplies. We believe that this entire process is scaleable to commercial production but will require additional manufacturing resources. The original three clinical trials of PRTX-100 were conducted with a liquid formulation. The PRTX-100-103 Study and the PRTX-100-104 Study utilized a newer lyophilized formulation designed to achieve better stability and longer product shelf-life. Compared to therapeutic doses of other biologic products used to treat RA, we believe the overall costs for these proposed therapeutic doses of PRTX-100 are significantly less due to the low dose and the simplicity of drug substance manufacture.

Markets

RA is our current focus as a primary indication. RA is a serious autoimmune disorder that causes the body’s immune system to produce antibodies that attack the lining of the joints, resulting in inflammation and pain. RA can lead to joint deformity or destruction, organ damage, disability and premature death. According to both the Arthritis Foundation and the American College of Rheumatology websites during 2012, approximately 1.3 million people in the United States have RA, which is approximately 1% of the nation’s adult population. There are nearly three times as many women as men with the disease. The disease occurs in all ethnic groups and in every part of the world.

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RA was chosen as a target disease because it represents a well-defined, rapidly growing market for which there is no current uniformly effective treatment. It is estimated that despite treatment with current approved RA therapeutics, at least one-third of patients continue to have significant disability and limitations due to their disease. Current treatments are costly, some are associated with increased risk of cancer and opportunistic infections, and in most cases must be continued for decades. The market for the existing biologic RA drugs is primarily limited to those countries that have a high per capita income because treatment can cost tens of thousands of dollars per patient per year. Thus, a large portion of the world’s patient population cannot afford the existing biologic RA drugs. In contrast, we believe that PRTX-100 could potentially provide patients with a therapy that is efficacious, cost-effective, and has a highly favorable benefit-risk ratio.

Once further developed and approved, we believe that our products could be used to treat patients with moderate to severe cases of RA, and particularly those individuals for whom other treatments failed. Given the differences in the regulatory approval process in different parts of the world, it is reasonable to believe that PRTX-100 might first be used in the developing world and then in Europe and North America.

Preliminary information gained in the laboratory on the mechanism of action of PRTX-100 suggests potential efficacy in a range of autoimmune diseases, including, but not limited to psoriasis, myasthenia gravis, chronic idiopathic demyelinating polyneuropathy, ITP and pemphigus.

Our long-term strategy contemplates the pursuit of FDA approval to treat autoimmune diseases other than RA.

Competition

We believe, based on the pre-clinical trials and the results to date of our four Phase I clinical trials, that PRTX-100 has a potential competitive advantage as it may be safer and more efficacious than existing therapies, and may cost less to manufacture than competing biologic-based therapies. Current RA treatments are characterized by complex manufacturing methods and, in 2012, resulted in an average annual retail cost of approximately $15,000 to $30,000 per patient, if the newer disease-modifying anti-rheumatic drugs approved in the last 20 years were used. The cost can increase according to the size/weight of a patient and the number of doses required. Additionally, patients are faced with the cost of the infusion itself and blood tests which are often not included in those cost estimates. A number of pharmaceutical agents are currently being used, with varying degrees of success, to control the signs and symptoms of RA and slow its progression. Available treatment options include:

•	Analgesic/anti-inflammatory preparations, ranging from simple aspirin to the COX-2 inhibitors;

•	Immunosuppressive/antineoplastic drugs, including azathioprine and methotrexate;

•	TNF (Tumor Necrosis Factor) inhibitors, also known as anti-TNF therapy, currently represented by etanercept (Enbrel®), infliximab (Remicade®), and adalimumab (Humira®) and the newer entries, certolizumab (Cimzia®) and golimumab (Simponi®);

•	Soluble Interleukin-l (IL-I) Receptor Therapy, Anakinra (Kineret®) and (Il-6) tocilizumab (Actemra®);

•	Costimulatory molecule inhibitor (abatacept, Orencia®);

•	Anti CD20 B-cell-directed therapy, rituximab (Rituxan®); and

•	Janus Kinase (JAK) inhibitor, tofacitinib citrate (Xeljanz).

Many large and small pharmaceutical companies are active in this market, with Amgen Corporation (with Pfizer), Johnson & Johnson, Inc. (with Merck) and Abbott Laboratories dominating the market for biologic therapies with their respective products, Enbrel®, Remicade® and Humira®. According to each company’s 2012 annual reports, Enbrel generated revenues of approximately $7.9 billion combined for Amgen and Pfizer, Remicade generated revenues of more than $8.2 billion combined for Johnson & Johnson and Merck, and Abbott reported revenues of $9.3 billion for Humira. The final two TNF inhibitors, usually second line use, have also increased their revenues. Cimzia generated revenues of $619 million for UCB and Astellas, and Simponi generated revenues of $938 million for Johnson & Johnson and Merck. Orencia generated revenues of $1.2 billion for Bristol Myers Squibb. Kineret generated revenues of $74 million for Amgen, and Actemra generated revenues of $699 million for Roche. Rituxan generated revenues of $6.8 billion for Roche. Xeljanz, which was approved in 2012 for Pfizer, has not reported revenues to date. These revenues reflect the use of these drugs for RA, other indications and off label uses.

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Post–marketing experience has indicated that current and newly-marketed disease modifying anti-rheumatic drugs (DMARDs) subject patients to an increased risk of certain serious adverse events (SAEs).  Products which inhibit the action of TNF-alpha, being the longest on the market and the most studied, have demonstrated an increased incidence of certain SAEs.  Due to suppression of the immune system by these products, these SAEs include serious and opportunistic infections such as tuberculosis, fungal infections, and listeria infection, and increased risk of lymphomas.  Transient neutropenia and other blood dyscrasias have been reported.  TNF inhibitors are also not recommended in patients with demyelinating disease or with congestive heart failure.  Rituxan (anti-CD20) use increases the potential for Hep B reactivation and multifocal leukoencephalopathy, a fatal viral disease.  Kineret (IL-1) also shows an increased the risk of infection.  Actemra (IL-6) use has led to increased liver enzyme levels, hypertension, transient neutropenia, and an increase in cholesterol levels.  Orencia (T cell inhibition) also works by weakening the immune system, therefore can increase the risk of infections.  Patients using Orencia have developed lymphoma and lung cancer. Xeljanz (JAK) is the newest RA treatment to enter the market.  It has demonstrated similar side effects to TNF inhibitors, including invasive and opportunistic infections and the reactivation of tuberculosis.  Lymphomas and other malignancies have been observed in patients treated with Xeljanz.  In a study by a Swedish research group published in November 2012 by the American College of Rheumatology entitled, “Mortality Rates in Patients with Rheumatoid Arthritis Treated with Tumor Necrosis Factor Inhibitors”, following treatment of RA with either of the TNF inhibitors Enbrel, Humira or Remicade, mortality rates were on average approximately one death per 30 patients treated in the first three years of treatment.  Findings such as these and the long list of serious adverse events for all of the currently marketed treatments indicate that new and safer treatments for autoimmune diseases such as RA are needed.

Government Regulation and Product Approval

The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the testing (preclinical and clinical), manufacturing, labeling, storage, recordkeeping, advertising, promotion, import, export, marketing and distribution, among other things, of drugs and drug product candidates. If we do not comply with applicable requirements, we may be fined, the government may refuse to approve our marketing applications or allow us to manufacture or market our products, and we may be criminally prosecuted.  We and our manufacturers may also be subject to regulations under other U.S. federal, state, local and foreign laws.

In the United States, the FDA regulates drugs under the Food Drug and Cosmetic Act, or FDCA, and implementing regulations. The process required by the FDA before our drug candidates may be marketed in the United States generally involves the following (although the FDA is given wide discretion to impose different or more stringent requirements on a case-by-case basis):

•	completion of extensive preclinical laboratory tests, preclinical animal studies and formulation studies, all performed in accordance with the FDA’s Good Laboratory Practice or GLP regulations and other regulations;

•	submission to the FDA of an IND application which must become effective before clinical trials may begin;

•	performance of multiple adequate and well-controlled clinical trials meeting FDA requirements to establish the safety and efficacy of the product candidate for each proposed indication;

•	submission of a Biological License Application or BLA to the FDA;

•	satisfactory completion of an FDA pre-approval inspection of the manufacturing facilities at which the product candidate is produced, and potentially other involved facilities as well, to assess compliance with cGMP, regulations and other applicable regulations; and

•	the FDA review and approval of the BLA prior to any commercial marketing, sale or shipment of the drug.

The testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for our drug candidates will be granted on a timely basis, if at all. Risks to us related to these regulations are described in the Risk Factors in Item 1A of this Report.

A separate submission to the FDA, under an existing IND must also be made for each successive clinical trial conducted during product development. The FDA must also approve changes to an existing IND. Further, an independent institutional review board, or IRB, for each medical center proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences at that center and it must monitor the study until completed. The FDA, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive Good Clinical Practice or GCP requirements and regulations for informed consent.

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Clinical Trials

For purposes of BLA submission and approval, clinical trials are typically conducted in the following three sequential phases, which may overlap (although additional or different trials may be required by the FDA as well):

•	Phase I clinical trials are initially conducted in a limited population to test the drug candidate for safety, dose tolerance, absorption, metabolism, distribution and excretion in healthy humans or, on occasion, in patients, such as cancer patients. In some cases, particularly in cancer trials, a sponsor may decide to conduct what is referred to as a “Phase 1b” evaluation, which is a second safety-focused Phase I clinical trial typically designed to evaluate the impact of the drug candidate in combination with currently FDA-approved drugs.

•	Phase II clinical trials are generally conducted in a limited patient population to identify possible adverse effects and safety risks, to determine the efficacy of the drug candidate for specific targeted indications and to determine an optimal dosage. Multiple Phase II clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more expensive Phase III clinical trials. In some cases, a sponsor may decide to conduct what is referred to as a “Phase IIb” evaluation, which is a second, confirmatory Phase II clinical trial that could, if positive and accepted by the FDA, serve as a pivotal clinical trial in the approval of a drug candidate.

•	Phase III clinical trials are commonly referred to as pivotal trials. When Phase II clinical trials demonstrate that a dose range of the drug candidate is effective and has an acceptable safety profile, Phase III clinical trials are undertaken in large patient populations to further evaluate dosage, to provide substantial evidence of clinical efficacy and to further test for safety in an expanded and diverse patient population at multiple, geographically dispersed clinical trial sites.

In some cases, the FDA may condition continued approval of a BLA on the sponsor’s agreement to conduct additional clinical trials with due diligence. In other cases, the sponsor and the FDA may agree that additional safety and/or efficacy data should be provided; however, continued approval of the BLA may not always depend on timely submission of such information. Such post-approval studies are typically referred to as Phase IV studies.

Biological License Application

The results of drug candidate development, preclinical testing and clinical trials, together with, among other things, detailed information on the manufacture and composition of the product and proposed labeling, and the payment of a user fee, are submitted to the FDA as part of a BLA. The FDA reviews all BLAs submitted before it accepts them for filing and may request additional information rather than accepting a BLA for filing. Once a BLA is accepted for filing, the FDA begins an in-depth review of the application.

During its review of a BLA, the FDA may refer the application to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. The FDA may refuse to approve a BLA and issue a not approvable letter if the applicable regulatory criteria are not satisfied, or it may require additional clinical or other data, including one or more additional pivotal Phase III clinical trials. Even if such data are submitted, the FDA may ultimately decide that the BLA does not satisfy the criteria for approval. Data from clinical trials are not always conclusive and the FDA may interpret data differently than we or our collaboration partners interpret data. If the FDA’s evaluations of the BLA and the clinical and manufacturing procedures and facilities are favorable, the FDA may issue either an approval letter or an approvable letter, which contains the conditions that must be met in order to secure final approval of the BLA. If and when those conditions have been met to the FDA’s satisfaction, the FDA will issue an approval letter, authorizing commercial marketing of the drug for certain indications. The FDA may withdraw drug approval if ongoing regulatory requirements are not met or if safety problems occur after the drug reaches the market. In addition, the FDA may require testing, including Phase IV clinical trials, and surveillance programs to monitor the effect of approved products that have been commercialized, and the FDA has the power to prevent or limit further marketing of a drug based on the results of these post-marketing programs. Drugs may be marketed only for the FDA-approved indications and in accordance with the FDA-approved label. Further, if there are any modifications to the drug, including changes in indications, other labeling changes, or manufacturing processes or facilities, we may be required to submit and obtain FDA approval of a new BLA or BLA supplement, which may require us to develop additional data or conduct additional preclinical studies and clinical trials.

Fast Track Designation

The FDA’s fast track program is intended to facilitate the development and to expedite the review of drugs that are intended for the treatment of a serious or life-threatening condition and that demonstrate the potential to address unmet medical needs. Under the fast track program, applicants may seek traditional approval for a product based on data demonstrating an effect on a clinically meaningful endpoint, or approval based on a well-established surrogate endpoint. The sponsor of a new drug candidate may request the FDA to designate the drug candidate for a specific indication as a fast track drug at the time of original submission of its IND, or at any time thereafter prior to receiving marketing approval of a marketing application. The FDA will determine if the drug candidate qualifies for fast track designation within 60 days of receipt of the sponsor’s request.

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If the FDA grants fast track designation, it may initiate review of sections of a BLA before the application is complete. This so-called “rolling review” is available if the applicant provides and the FDA approves a schedule for the submission of the remaining information and the applicant has paid applicable user fees. The FDA’s Prescription Drug User Fee Act or PDUFA review clock for both a standard and priority BLA for a fast track product does not begin until the complete application is submitted. Additionally, fast track designation may be withdrawn by the FDA if it believes that the designation is no longer supported by emerging data, or if the designated drug development program is no longer being pursued.

In some cases, a fast track designated drug candidate may also qualify for one or more of the following programs:

•	Priority Review. As explained above, a drug candidate may be eligible for a six-month priority review. The FDA assigns priority review status to an application if the drug candidate provides a significant improvement compared to marketed drugs in the treatment, diagnosis or prevention of a disease. A fast track drug would ordinarily meet the FDA’s criteria for priority review, but may also be assigned a standard review. We do not know whether any of our drug candidates will be assigned priority review status or, if priority review status is assigned, whether that review or approval will be faster than conventional FDA procedures, or that the FDA will ultimately approve the drug.

•	Accelerated Approval. Under the FDA’s accelerated approval regulations, the FDA is authorized to approve drug candidates that have been studied for their safety and efficacy in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit to patients over existing treatments based upon either a surrogate endpoint that is reasonably likely to predict clinical benefit or on the basis of an effect on a clinical endpoint other than patient survival or irreversible morbidity. In clinical trials, surrogate endpoints are alternative measurements of the symptoms of a disease or condition that are substituted for measurements of observable clinical symptoms. A drug candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase IV or post-approval clinical trials to validate the surrogate endpoint or confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies with due diligence, or to validate a surrogate endpoint or confirm a clinical benefit during post-marketing studies, may cause the FDA to seek to withdraw the drug from the market on an expedited basis. All promotional materials for drug candidates approved under accelerated regulations are subject to prior review by the FDA

When appropriate, we intend to seek fast track designation, accelerated approval or priority review for our drug candidates. We cannot predict whether any of our drug candidates will obtain fast track, accelerated approval, or priority review designation, or the ultimate impact, if any, of these expedited review mechanisms on the timing or likelihood of the FDA approval of any of our drug candidates.

Satisfaction of the FDA regulations and approval requirements or similar requirements of foreign regulatory agencies typically takes several years, and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease. Typically, if a drug candidate is intended to treat a chronic disease, as is the case with the drug candidate we are developing, safety and efficacy data must be gathered over an extended period of time. Government regulation may delay or prevent marketing of drug candidates for a considerable period of time and impose costly procedures upon our activities. The FDA or any other regulatory agency may not grant approvals for changes in dosage form or new indications for our drug candidates on a timely basis, or at all. Even if a drug candidate receives regulatory approval, the approval may be significantly limited to specific disease states, patient populations and dosages. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a drug may result in restrictions on the drug or even complete withdrawal of the drug from the market. Delays in obtaining, or failures to obtain, regulatory approvals for our drug candidate would harm our business. In addition, we cannot predict what adverse governmental regulations may arise from future U.S. or foreign governmental action.

Regulatory Requirements

Any drugs manufactured or distributed by us or any potential collaboration partners pursuant to future FDA approvals are subject to continuing regulation by the FDA, including recordkeeping requirements and reporting of adverse experiences associated with the drug. Drug manufacturers and their subcontractors are required to register with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMP, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. Failure to comply with the statutory and regulatory requirements can subject a manufacturer to possible legal or regulatory action, such as warning letters, suspension of manufacturing, sales or use, seizure of product, injunctive action or possible civil penalties. We cannot be certain that we or our present or future third-party manufacturers or suppliers will be able to comply with the cGMP regulations and other ongoing FDA regulatory requirements. If our present or future third-party manufacturers or suppliers are not able to comply with these requirements, the FDA may halt our clinical trials, require us to recall a drug from distribution, or withdraw approval of the BLA for that drug.

The FDA closely regulates the post-approval marketing and promotion of drugs, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the Internet. A company can make only those claims relating to safety and efficacy that are approved by the FDA. Failure to comply with these requirements can result in adverse publicity, warning and/or untitled letters, corrective advertising and potential civil and criminal penalties.

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Orphan Drug Designation in the United States, the European Union and other foreign jurisdictions

We are currently in the process of filing for Orphan Drug Designation in the United States as well as certain foreign jurisdictions for ITP. Based upon study data to date, we believe that PRTX-100 may be effective in the treatment of ITP, as well as other orphan immunological diseases.

Under the U.S. Orphan Drug Act, Orphan drug designation is granted by the FDA to drugs intended to treat a rare disease or condition, which for this program is defined as having a prevalence of fewer than 200,000 individuals in the United States. Orphan drug designation must be requested before submitting a marketing application. After the FDA grants an orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA.

Orphan drug designation does not shorten the regulatory review and approval process, nor does it provide any advantage in the regulatory review and approval process. However, if a product which has an orphan drug designation subsequently receives the first FDA approval for the indication for which it has such designation, the product is entitled to an orphan exclusivity period, in which the FDA may not approve any other applications to market the same drug for the same indication for seven years in the United States, except in limited circumstances.

In addition, outside of the U.S. medicinal products used to treat life-threatening or chronically debilitating conditions that affect no more than five in 10,000 people in European Union and medicinal products which, for economic reasons, would be unlikely to be developed without incentives may be granted orphan designation in the European Union. The application for orphan designation is submitted to the EMA before an application is made for marketing authorization. Once authorized, orphan medicinal products are entitled to ten years of market exclusivity. During this ten year period, with a limited number of exceptions, neither the competent authorities of the European Union member states nor the EMA are permitted to accept applications or grant marketing authorization for other similar medicinal products with the same orphan indication. However, marketing authorization may be granted to a similar medicinal product with the same orphan indication during the ten year period with the consent of the marketing authorization holder for the original orphan medicinal product or if the manufacturer of the original orphan medicinal product is unable to supply sufficient quantities. Marketing authorization may also be granted to a similar medicinal product with the same orphan indication if this product is safer, more effective or otherwise clinically superior to the original orphan medicinal product.

Foreign Regulation

In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our future products. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

Under European Union regulatory systems, marketing authorizations may be submitted either under a centralized or mutual recognition procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. The mutual recognition procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization may submit an application to the remaining member states. Within 90 days of receiving the applications and assessment report, each member state must decide whether to recognize approval.

In addition to regulations in Europe and the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial distribution of our future products.

Patents, Trademarks, and Proprietary Technology

Patents and other proprietary rights are important to our business. Our practice is to file patent applications to protect technology, inventions and improvements to our technologies that are considered important to the development of our business. We have filed several U.S. patent applications and international counterparts of certain of these applications. We also rely upon our trade secrets, know-how, and continuing technological innovations, as well as patents that we may license from other parties, to develop and maintain our competitive position.

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Our success will depend on our ability to maintain our trade secrets and proprietary technology in the United States and in other countries. We filed an initial therapeutic use patent application with the U.S. Patent and Trademark Office, or PTO, which issued in May 2007, as U.S. 7,211,258. The 258 patent has claims relating to the treatment of acute inflammation as well as rheumatoid arthritis (RA) and systemic lupus erythematosis (SLE) using protein A. A second patent claiming the use of protein A to treat idiopathic thrombocytopenia or autoimmune thrombocytic purpura issued as U.S. 7,425,331 in September, 2008. A further patent for the use of protein A issued as U.S. 7,807,170 in October, 2010. The 170 patent claims the use of protein A to reduce an acute inflammatory response or inflammation, including when these symptoms are associated with myasthenia gravis, ulcerative colitis, Crohn’s disease, psoriatic arthritis or pemphigus vulgaris. A further patent claiming the use of protein A to treat psoriasis and scleroderma issued as U.S. 8,168,189 in May, 2012. In December 2013, a patent with claims to the use of protein A to treat multiple sclerosis issued as U.S. 8,603,486. We have also filed for foreign patent protection in Canada, Japan and the European Union. Japanese patent JP 4598404 issued in October, 2010 with claims relating to use of protein A to treat rheumatoid arthritis, SLE, idiopathic thrombocytopenia, and autoimmune thrombocytopenia purpura.

It is our policy to require our employees, consultants, and parties to collaborative agreements to execute confidentiality agreements upon the commencement of employment or consulting relationships or collaborations with us. These agreements generally provide that all confidential information developed or made known during the course of the relationship with us is to be kept confidential and not to be disclosed to third parties except in specific circumstances.

Employees

We have three part-time employees, our president, our chief financial officer and an administrative person. In addition, we also have a Scientific Advisory Board which is staffed by highly qualified consultants with the background and scientific expertise we need to carry out our long-term business objectives. We believe that our relationship with all of our employees and our Scientific Advisory Board is generally good.

Properties

Our principal offices are located at 131 Columbia Turnpike, Suite 1, Florham Park, New Jersey in facilities we occupy on a month to month basis. We do not own or intend to invest in any real property. We currently have no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

Legal Proceedings

We are not involved in any pending legal proceedings and are not aware of any threatened legal proceedings against us.

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Management

The following table sets forth information concerning our officers and directors as of February 13, 2014:

Name	Age	Title

Arnold P. Kling	55	President and Director
Kirk M. Warshaw	55	Chief Financial Officer, Secretary and Director
Marco M. Elser	55	Director

Arnold P. Kling. Mr. Kling has served as our president and director since November 2009. For the past 14 years, Mr. Kling has been the senior managing partner for a group of private equity investment funds that invest and manage early stage companies whose technologies have the potential to disrupt their targeted markets. From 1993 to 1995 he was a senior executive and general counsel of a Nasdaq listed licensing and multimedia company. From 1990 through 1993, Mr. Kling was an associate and partner in the corporate and financial services department of Tannenbaum, Helpern, Syracuse & Hirschtritt LLP, a mid-size New York law firm. Mr. Kling received a Bachelor of Science degree from New York University in International Business in 1980 and a Juris Doctor degree from Benjamin Cardozo School of Law in 1983. Mr. Kling currently also serves as a Director and President of 24Holdings, Inc. (OTCBB:TWFH) and Newtown Lane Marketing, Incorporated (OTCBB: NTWN). Mr. Kling’s professional experience and background with other companies and with us, as our president and director since 2009, have given him the expertise needed to serve as one of our directors.

Kirk M. Warshaw. Mr. Warshaw has served as our chief financial officer, secretary and director since November 2009. Mr. Warshaw is a financial professional who, since 1990, has provided clients in various industries with advice on accounting, corporate finance, and general business matters. Prior to starting his own consulting firm, from 1983 to 1990, he held the various titles of controller, Chief Financial Officer, President, and chief executive officer at three separate financial institutions in New Jersey. From 1980 through 1983, Mr. Warshaw was a Senior Accountant at the public accounting firm of Deloitte, Haskins & Sells. Mr. Warshaw is a 1980 graduate of Lehigh University and has been a CPA in New Jersey since 1982. Mr. Warshaw is currently the Chief Financial Officer of Newtown Lane Marketing, Incorporated (OTCBB: NTWN), and a Director and the Chief Financial Officer of 24Holdings Inc. (OTCBB: TWFH). Mr. Warshaw’s professional experience and background with other companies and with us, as our chief financial officer and director since 2009, have given him the expertise needed to serve as one of our directors.

Marco M. Elser has served as a director since February 2014. For over five years, Mr. Elser has been a partner with AdviCorp Plc, a London-based investment banking firm.  From 1994 to 2001, Mr. Elser served as International Vice President of Northeast Securities, managing distressed funds for family offices and small institutions. Prior to that, from 1985 through 1994, he served as a First Vice President of Merrill Lynch Capital Markets in Rome and London. Mr. Elser served on the Board of Directors of Pine Brook Capital, a Shelton, CT-based engineering company from 2007 to 2012 and was its Chairman from 2009 through 2012. He is presently a director (since 2002) of North Hills Signal Processing Corporation, a Long Island, NY-based technology company and a director (since 2012) of Trans-Lux Corporation, a Norwalk, CT-based designer and manufacturer of digital signage display solutions. Mr. Elser is also the president of the Harvard Club of Italy, an association he founded in 2002 with other alumni in Italy where he has been living since 1984. He received his BA in Economics from Harvard College in 1981  Mr. Elser’s extensive knowledge of international finance and commerce allows him to make valuable contributions as one of our directors.

Scientific Advisory Board

Our Scientific Advisory Board (SAB) members work with our management team in the planning, development and execution of scientific and business strategies. It reviews, and advises management on our progress in research and clinical development as well as new scientific perspectives. The SAB is composed of well-respected, experienced academic and industry leaders with diverse expertise and knowledge in a variety of areas, including drug discovery, translational research, drug development, and business development.

Benjamin Bowen, Ph.D. serves as Chairman of our SAB. Dr. Bowen has 25 years of healthcare-specific experience as a research scientist, research manager, investment banker, and advisor. Since 2004, he has been an investment banker at Rodman & Renshaw, LLC, The Benchmark Company, LLC, and Northland Capital Markets. Starting in 2012, Mr. Bowen has been President of Owatonna Advisors, Inc., a consultancy that provides scientific and business advice to early stage life science companies. Between 1988 and 2003, he worked as a scientist and research manager at Genentech, CIBA-Geigy, and Novartis, last serving as Executive Director in the Cardiovascular and Metabolic Disease Therapeutic Area at Novartis. Mr. Bowen received a Bachelor of Arts degree in chemistry from Hamline University in 1983 and a Ph.D. degree in organic chemistry from MIT in 1988.

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Edward Bernton, M.D. serves as our Chief Scientific Officer and has a background in pharmacology, clinical immunology, and experimental medicine. Dr. Bernton prior to this was Senior Director, Clinical Development, at Emergent Biosolutions (NYSE: EBS), a biopharmaceutical company focused on the development, manufacturing and commercialization of vaccines and therapeutic antibodies. . He also served as our medical director and worked as a consultant in clinical pharmacology and early-phase drug development prior to December 2009. His medical sub-specialties include internal medicine, allergy/immunology, and diagnostic laboratory immunology. He served five years as Scientific Director for PAREXEL International Corporation’s (Nasdaq: PRXL) Clinical Pharmacology in North America. He has served as protocol author or investigator on over 30 Phase I clinical trials including many first-in-man studies for novel small molecules, biopharmaceutics, and vaccines. Other past experience includes, serving three years as a regulatory and product development consultant at Quintiles, a contract pharmaceutical services provider offering clinical trials, commercial, consulting and capital solutions, and serving three years as Chief Medical Officer or VP at various Biotech start-ups, Dr. Bernton spent 12 years in both basic and clinical research in pharmacology, immunology, infectious diseases, and vaccinology at Walter Reed Army Institute of Research while serving 20 years as a medical officer in the US Army.

James W. Dowe III serves as Vice Chairman of our SAB and has over thirty years of experience in the various stages of a company’s development. His corporate experience ranges from being an active investor, CEO and/or Chairman of startups to public companies. His primary focus has been in biotechnology, computer software and investment management companies. Mr. Dowe started his career at the White Sands Missile Range as a mathematician and a programmer, and later he joined the Dikewood Corporation in New Mexico as a mathematician and analyst. Subsequently, he became the Associate Director of the Computing Center at the University of New Mexico. In 1980, Mr. Dowe founded and later became the CEO and Chairman of Excalibur Technologies Corporation whose search engine is recognized for its ability to index and retrieve mixed data types including digital images, signals and multilingual text. Excalibur was merged with the Media Systems Division of the Intel Corporation to form Convera Corporation (CNVR). Mr. Dowe is the inventor of the Adaptive Pattern Recognition Process (APRP) which is the basis of Convera’s technology. Mr. Dowe was co-founder and a director of AZUR Environmental, a private company (acquired by Strategic Diagnostics Inc. (Nasdaq: SDIX)) with an expertise in providing cost-effective reliable solutions for monitoring water quality throughout the world. Mr. Dowe graduated from New Mexico State University with a Bachelor of Science degree in 1965 and served as an U.S. Naval officer during the Vietnam War.

William E. Gannon, Jr., M.D. serves as our Chief Medical Officer. He also serves as Chief Scientific Officer & Medical Director for Capital City Technical Consulting (CCTC) in Washington, DC. In addition to receiving his medical training and clinical work at Ross University, Case Western Reserve and George Washington University, Dr. Gannon obtained an M.B.A. in 1988 and has since built a wealth of experience in the management of clinical trials including designing the trials and building operational teams to ensure their successful completion. Dr. Gannon has held positions in multinational Clinical Research Organizations, medical device, biotech and pharmaceutical firms. In his most recent position prior to CCTC, Inc., Dr, Gannon served as Vice President – Clinical & Medical Affairs in biotechnology arena. Dr. Gannon’s primary focus has been on oncology therapeutic and diagnostic applications, but possesses a broad range of experience across therapeutic categories. Dr. Gannon has managed clinical trials and operations as well as the design, corporate and regulatory strategies, regulatory submissions and execution of Phase I through Phase IV clinical trials in the United States, Europe and Asia. Additionally, Dr. Gannon is involved in philanthropy in the Washington, DC area and currently serves on the Board of Directors for Emerging World Health. Nationally, he is the Board Chair of The Foundation for Sickle Cell Research.

Third-Party Consultants

We engage a number of third-party consultants from time-to-time that provide various services supporting our clinical development program and trials.

Family Relationships

None of our directors or executive officers are related by blood, marriage or adoption.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and executive officers and persons who beneficially own more than ten percent of our Common Stock (collectively, the "Reporting Persons") to report their ownership of and transactions in our Common Stock to the SEC. Copies of these reports are also required to be supplied to us. To our knowledge, during the fiscal year ended May 31, 2013 the Reporting Persons complied with all applicable Section 16(a) reporting requirements.

Code of Ethics

Our Board adopted a code of ethics that applies to its directors, officers and employees as well as those of our subsidiaries. Copies of our codes of ethics are publicly available on our website at www.protalex.com. Requests for copies of our codes of ethics should be sent in writing to Protalex, Inc., 131 Columbia Turnpike, Suite 1, Florham Park, NJ 07932.

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Our directors hold office until the earlier of their death, resignation, removal or until their successors have been duly elected and qualified.  Our executive officers are appointed by the board of directors and serve at the discretion of the board.  Other than as disclosed below, there are no family relationships among our directors and executive officers.

Board Composition and Election of Directors

Our board of directors consists of three directors. Each director is elected to a one year term and serves until his successor is duly elected and qualified. Prior to the date of this prospectus, we intend to expand our board of directors to consist of five directors a majority of whom will be independent under the NASDAQ Rules.

Director Independence

We are not currently a “listed company” under SEC rules and are therefore not required to have a board comprising a majority of independent directors or separate committees comprised of independent directors.  We use the definition of “independence” under the NASDAQ Rules, as applicable and as may be modified or supplemented from time to time and the interpretations thereunder, to determine if the members of our Board are independent.  In making this determination, our Board considers, among other things, transactions and relationships between each director and his immediate family and us, including those reported in this prospectus under the caption “Certain Relationships and Related Transactions.”  The purpose of this review is to determine whether any such relationships or transactions are material and, therefore, inconsistent with a determination that the directors are independent.  On the basis of such review and its understanding of such relationships and transactions, our Board has determined that ____ of our Board members, ________, ________ and _______, are independent directors.

Board Committees

The following section describes the standing committees of our Board of Directors.  The charter of each Board Committee is available free of charge on our website, www.protalex.com, under “Investors - Corporate Governance” or by directing a written request to our Corporate Secretary c/o Protalex, Inc., 131 Columbia Turnpike, Suite 1, Florham Park, NJ 07932.

Audit Committee

The primary functions of the Audit Committee are to: (a) review the financial reports and other financial information prepared by us for submission to any governmental or regulatory body or the public and monitor the integrity of such financial reports; (b) review our systems of internal controls established for finance, accounting, legal compliance and ethics; (c) review our accounting and financial reporting processes generally and the audits of our financial statements; (d) monitor compliance with legal regulatory requirements; (e) monitor the independence and performance of our registered independent public accounting firm; and (f) provide effective communication between the Board, senior and financial management and our registered independent public accounting firm.

The members of our Audit Committee are ________ (Chair), ________and ________.  Our Board has determined that each committee member meets the independence criteria for directors set forth under the NASDAQ Rules and the additional independence criteria for members of audit committees specified in the NASDAQ Rules and Rule 10A-3 under the Exchange Act of 1934.

Our Board has determined that ________, the chairman of the Audit Committee, qualifies as an “audit committee financial expert,” as such term is defined by SEC rules.

Compensation Committee

The members of our Board’s Compensation Committee are ________ (Chairman), ________ and ________.  The current members of our Compensation Committee are expected to be “independent” as required by the NASDAQ Rules and in accordance with the requirements of Section 952 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.  Each member of the Committee qualifies as an outside director within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended.

Our executive compensation program is administered by the Compensation Committee.  The primary functions of the Compensation Committee are to: review and recommend to the Board of Directors, or the Board, appropriate executive compensation policies, compensation of the directors and officers, and executive and employee benefit plans and programs, and oversee such policies, compensation, plans and programs approved by the Board and, where appropriate, by the shareholders.

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Compensation of our President and is determined, or recommended to the Board for determination, by the Compensation Committee comprised solely of independent directors.  Our President is not present during voting or deliberations.  Compensation for all other officers is determined, or recommended to the Board for determination, by the Compensation Committee comprised solely of independent directors.

Under the Compensation Committee Charter, our President may recommend to the Compensation Committee individual compensation awards for our officers.  The Compensation Committee would then have to review the recommendation and make its own recommendation to the Board.

Governance and Nominations Committee

The members of our Board’s Governance and Nominations Committee are ________ (Chairman), ________ and ________, all of whom are “independent” as required by the NASDAQ Rules.

The primary functions of the Governance and Nominations Committee are to: review and make recommendations on the range of skills and expertise which should be represented on the Board, and the eligibility criteria for individual Board and Committee membership; review and recommend to the Board the appropriate structure of the Board; identify individuals qualified to become Board members and recommend to the Board the nominees for election to the Board at the next Annual Meeting of Stockholders; implement a policy and procedures with regard to consideration of any director candidate recommended by stockholders; retain and terminate any search firm to be used to identify director candidates, and to approve the search firm, fees and other retention terms; and review and recommend to the Board the appropriate structure of Board Committees, Committee assignments and the Board Committee chairman.

Among the factors the Governance and Nominations Committee considers when determining persons to be nominated include whether such individuals are actively engaged in business endeavors, have an understanding of financial statements, corporate budgeting and capital structure, are familiar with the requirements of a publicly traded company, are familiar with industries relevant to our business endeavors, are willing to devote significant time to the oversight duties of the Board of Directors of a public company, and are able to promote a diversity of views based on the person’s education, experience and professional employment. The Governance and Nominations Committee evaluates each individual in the context of the board as a whole, with the objective of recommending a group of persons that can best implement our business plan, perpetuate our business and represent stockholder interests.  The Governance and Nominations Committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time.

We are of the view that the continuing service of qualified incumbents promotes stability and continuity in the board room, contributing to the ability of the Board of Directors to work as a collective body, while giving us the benefit of the familiarity and insight into our affairs that its directors have accumulated during their tenure.  Accordingly, the process of the Governance and Nominations Committee for identifying nominees reflects our practice of re-nominating incumbent directors who continue to satisfy the Governance and Nominations Committee’s criteria for membership on the Board of Directors, whom the Governance and Nominations Committee believes continue to make important contributions to the Board of Directors and who consent to continue their service on the Board of Directors.  The Governance and Nominations Committee will identify and/or solicit recommendations for new candidates when there is no qualified and available incumbent.

The Governance and Nominations Committee will consider nominees recommended by stockholders.  There are no differences in the manner in which the committee evaluates nominees for director based on whether the nominee is recommended by a stockholder.  Stockholders who would like to have our Governance and Nominations Committee consider their recommendations for nominees for the position of director, should submit their recommendations, in accordance with the procedures set forth below, in writing to: Corporate Secretary, Protalex, Inc., 131 Columbia Turnpike, Suite 1, Florham Park, NJ 07932.

For nominations, a stockholder’s notice must include: (i) as to each person whom the stockholder proposes to nominate for election as a director, (A) the name, age, business address and residential address of such person, (B) the principal occupation or employment of such person, (C) the class and number of shares of stock of Protalex that are beneficially owned by such person, (D) any other information relating to such person that is required to be disclosed in solicitations of proxies for election of directors or is otherwise required by the rules and regulations of the SEC promulgated under the Exchange Act, and (E) the written consent of the nominee to be named in the proxy statement as a nominee and to serve as a director if elected and (ii) as to the stockholder giving the notice, (A) the name, business address, and residential address, as they appear on our stock transfer books, of the nominating stockholder, (B) a representation that the nominating stockholder is a stockholder of record and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice, (C) the class and number of shares of stock of Protalex beneficially owned by the nominating stockholder and (D) a description of all arrangements or understandings between the nominating stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the nominating stockholder.

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Code of Ethics

Our Code of Ethics and Business Conduct, or the Code, applies to all directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions, and contains the general guidelines for conducting our business.  The overall purpose of the Code is to ensure compliance of general guidelines for conducting our business consistent with the understanding of our standards of ethical business practices.  The Code includes provisions relating to compliance with all laws and regulations governing its operations, compliance with Regulation FD, professional and personal use of our information systems, our commitment to providing a safe, orderly, diverse and tolerant work environment that is free of any discrimination or harassment, and the Company’s employment practices regarding alcohol, drugs and violence prevention.  All of our directors, officers and employees are expected to be familiar with the Code and to adhere to those principles and procedures set forth in the Code that apply to them.  We have has posted the Code, and will post any amendments to the Code, as well as any waivers that are required to be disclosed by the rules of the SEC, on our web site at www.protalex.com.  A copy of our Code will also be provided to any person requesting same without charge.  To request a copy of our Code, please make written request to our Corporate Secretary c/o Protalex, Inc., 131 Columbia Turnpike, Suite 1, Florham Park, NJ 07932.

 Stockholder Communications

As of the date of this prospectus, we do not yet have a defined process for security holders to send communications to the Board.  Security holders that wish to communicate with the Board are encouraged to contact us at our principal executive offices by letter or telephone.

Director Compensation

The table below summaries the compensation paid to our independent director for the fiscal year ended May 31, 2013:

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)	All Other Compensation ($)		Total ($)
John E. Doherty(2)	$24,000	$-	$24,000	(1)	$48,000

(1)	Consulting fees paid to Mr. Doherty as a member of the SAB. Mr. Doherty’s affiliation with Protalex terminated upon his death on December 16, 2013.
(2)	At May 31, 2013, Mr. Doherty held options exercisable for an aggregate of 400,000 shares at exercise prices ranging from $0.50 to $1.01 per share. The number of shares to be acquired upon exercise assumes that the options are fully-vested.

Executive Compensation

Summary Compensation Table

The table below summarizes the total compensation paid to or earned by each of the named executive officers for the fiscal years ended May 31, 2013 and 2012:

Name and Principal Position	Year	Salary ($) (1)	Option Awards ($) (1)	Total ($)

Arnold P. Kling,	2013	$72,000	0	$72,000
President	2012	$72,000	0	$72,000

Kirk M. Warshaw,	2013	$72,000	$164,500	$236,500
Chief Financial Officer	2012	$72,000	$211,850	$370,830

(1)	Reflects the value of stock options that was charged to income as reported in our financial statements and calculated using the provisions of FASB ASC 718 “Share-based Payments.” The assumptions underlying the valuation of equity awards are set forth in Note 7 of our financial statements, included elsewhere in this report.

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Employment Contracts

There are no employment contracts between us and either Mr. Kling or Mr. Warshaw.

Indemnification Agreements

We have entered into indemnification agreements with each of our current directors and executive officers, each member of our SAB and each of our former executive officers and directors who resigned in November 2009 in connection with the closing of the Financing. It is anticipated that future directors, officers and members of our SAB will enter into an Indemnification Agreement with us in substantially similar form. The Indemnification Agreement provides, among other things, that we will indemnify and hold harmless each person subject to an Indemnification Agreement (each, an “Indemnified Party”) to the fullest extent permitted by applicable law from and against all losses, costs, liabilities, judgments, penalties, fines, expenses and other matters that may result or arise in connection with such Indemnified Party serving in his or her capacity as a director of ours or serving at our direction as a director, officer, employee, fiduciary or agent of another entity. The Indemnification Agreement further provides that, upon an Indemnified Party’s request, we will advance expenses to the Indemnified Party to the fullest extent permitted by applicable law. Pursuant to the Indemnification Agreement, an Indemnified Party is presumed to be entitled to indemnification and we have the burden of proving otherwise. The Indemnification Agreement also requires us to maintain in full force and effect directors’ liability insurance on the terms described in the Indemnification Agreement. If indemnification under the Indemnification Agreement is unavailable to an Indemnified Party for any reason, we, in lieu of indemnifying the Indemnified Party, will contribute to any amounts incurred by the Indemnified Party in connection with any claim relating to an indemnifiable event in such proportion as is deemed fair and reasonable in light of all of the circumstances to reflect the relative benefits received or relative fault of the parties in connection with such event.

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 Principal Stockholders

The following table sets forth information regarding the beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) of our common stock as of February 13, 2014, except as noted below, by:

•	each of our directors;

•	each of our Named Executive Officers (as defined in Item 402(m) of Regulation S-K);

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock; and

•	all of our directors and executive officers as a group.

 Except as indicated in the footnotes below, each holder listed below possesses sole voting and investment power with respect to their shares and such holder’s address is c/o Protalex, Inc., at 131 Columbia Turnpike, Suite 1, Florham Park, NJ 07932.  An asterisk (*) denotes less than 1%.  The information is not necessarily indicative of beneficial ownership for any other purpose. Percentage ownership calculations for beneficial ownership prior to this offering are based on 28,767,582 shares of Common Stock outstanding as of February 13, 2014.

	Shares Beneficially Owned(1)
Name and Title	Number	Percent
Arnold P. Kling, president and director (2)	22,581,159	78.5%
Kirk M. Warshaw, CFO, secretary and director (3)	1,350,543	4.5%
Marco M. Elser, director (4)	117,333	0.4%
Officers and Directors as a group (3 persons) (5)	24,049,025	79.6%

5% Beneficial Owners
Niobe Ventures LLC 410 Park Avenue – Suite 1710 New York, NY 10022	22,576,097	78.5%

(1)	Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of the Common Stock beneficially owned by them. A person is deemed to be the beneficial owner of securities which may be acquired by such person within 60 days from the date indicated above upon the exercise of options, warrants or convertible securities. Each beneficial owner's percentage ownership is determined by assuming that options, warrants or convertible securities that are held by such person (but not those held by any other person) and which are exercisable within 60 days of the date indicated above, have been exercised.
(2)	Arnold P. Kling, our president and a director, possesses sole voting and dispositive control over the securities owned by Niobe Ventures, LLC and therefore is deemed to be the beneficial owner of the securities held by that entity.
(3)	Consists of options to purchase 750,543 shares of Common Stock at an exercise price of $0.25 per share, 250,000 shares of Common Stock at an exercise price of $1.01 per share, and 300,000 shares of Common Stock at an exercise price of $1.05 per share.
(4)	Includes options to purchase 83,333 shares of Common Stock at an exercise price of $8.50 per share.
(5)	Includes 1,433,876 shares of Common Stock underlying options to purchase shares of Common Stock beneficially owned.

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Securities Authorized for Issuance under Equity Compensation Plans

Equity Compensation Plan Information (as of May 31, 2013)

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
	(a)	(b)	(c)
Equity compensation plans approved by security holders – 2003 Stock Option Plan	77,000	$10.56	611,616

Equity compensation plans not approved by security holders – Stand Alone Option Grants	2,980,543	$0.84	Not applicable
Total	3,057,543	$1.09	611,616

During the fiscal year ended May 31, 2013, options for an aggregate of 1,000,000 shares of our Common Stock were granted under Equity Compensation Plans Not Approved by Security Holders as compensation to three professionals who provide us with services. These options are ten year options with exercise prices ranging from $1.05 to $1.39, they vest from the first anniversary to the third anniversary from the date of grant and some are subject to earlier vesting upon the achievement of each of three milestones including, upon commencement of the drug test trial, upon demonstrated efficacy of the drug trial and finally, upon the execution of a licensing or financing transaction.

 Certain Relationships and Related Transactions

As described herein above, during the years ended May 31, 2012, May 31, 2013, and May 31, 2014 to date we raised an aggregate of $9,000,000 of working capital from seven separate loans, in varying principal amounts, from Niobe and issued to Niobe the Secured Notes.

On February 11, 2011, for the purpose of providing us with additional working capital, pursuant to the Facility, we issued to Niobe the $2 Million Secured Convertible Note. On August 27, 2013, Niobe elected to convert the principal and accrued interest under the $2 Million Secured Convertible Note of $155,000 into 9,369,565 shares of Common Stock.

On November 11, 2009, we raised $3,000,000 of working capital from Niobe in the Financing transaction pursuant to which we issued to Niobe: (i) 8,695,652 restricted shares of our Common Stock at a purchase price of $0.23 per share (or $2 million in the aggregate); and (ii) the $1 Million Secured Note. On February 11, 2011, Niobe converted the $1 Million Secured Note, including $37,500 of accrued interest thereon, into 4,510,870 shares of our Common Stock.

On October 11, 2013, the Company issued a Consolidated, Amended and Restated Promissory Note to Niobe in the principal amount of $9,219,366.67 (the “Consolidated Note”).  The face amount of the Consolidated Note reflects the $9.0 million aggregate principal amount of the Secured Notes plus interest accrued at 3% per annum on each note from its respective date of issuance.  The terms of the Consolidated Note are identical to the Secured Notes except that: (a) the maturity date is September 1, 2015, which is after the latest maturity date of any of the Secured Notes; and (b) it provides for partial mandatory repayment in the event that the Company receives aggregate gross proceeds in excess of $7.5 million from a single or multiple “Liquidity Events” in an amount equal to twenty-five (25%) percent of such gross proceeds.  A “Liquidity Event” means (a) the sale of any of our equity, or equity-linked, securities, and (b) the receipt of proceeds, directly or indirectly related to a development and/or commercialization relationship entered into with an unaffiliated third party. In the Secured Notes, the entire principal amount of each note was due, at Niobe’s election, upon the consummation of an equity financing of $7.5 million or greater.  Consistent with the terms of the Secured Notes and related security agreements entered into, the Company’s obligations under the Consolidated Note are secured by a first priority perfected security interest in all of the assets of the Company pursuant to a Consolidated, Amended and Restated Security Agreement dated October 11, 2013 between the Company and Niobe.

49

Currently, we do not have written policies and procedures for the review, approval or ratification of related person transactions. However, given our small size, senior management and the audit committee (or full Board) are able to review all transactions consistent with applicable securities rules governing our transactions and proposed transactions exceeding the lesser of $120,000 or one percent of the average of our total assets as of May 31, 2013 and 2012 in which a related person has a direct or indirect material interest. Our Board reviews related person transactions and has approval authority with respect to whether a related person transaction is within our best interest.

Other than the compensation agreements and other arrangements described under "Management" in this prospectus and the transactions set forth below, since June 1, 2011, there has not been any transaction or series of transactions to which we were or are a party in which the amount involved exceeded or exceeds $120,000 and in which any director, executive officer, holder of more than 5% of any class of our voting securities or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest. We believe the transactions set forth below were executed on terms no less favorable to us than we could have obtained from unaffiliated third parties.

Our board is responsible for reviewing and approving all material transactions with any related party on a continuing basis. Related parties can include any of our directors or officers, holders of 5% or more of our voting securities and their immediate family members. We may not enter into a related person transaction unless our board has reviewed and approved such transaction.

Description of Capital Stock

General

Protalex is authorized by its certificate of incorporation to issue an aggregate of 101,000,000 shares of capital stock, of which 100,000,000 are shares of common stock and 1,000,000 are shares of preferred stock, each with a par value of $.00001 per share.

As of February 13, 2014, we had 28,767,582 shares of common stock issued and outstanding and an additional 3,817,543 shares issuable upon exercise of outstanding options. Of the 3,817,543 shares of common stock issuable upon exercise of outstanding options, 1,600,573 shares are issuable to officers and directors of Protalex.

Common Stock

All outstanding shares of common stock are of the same class and have equal rights and attributes.  The holders of common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders.  The holders of a majority of the outstanding shares of common stock constitute a quorum at a meeting of stockholders for the transaction of any business.  Directors are elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.  Any other action is authorized by a majority of the votes cast, except where the Delaware General Corporation Law, or DGCL, prescribes a different percentage of votes and/or a different exercise of voting power.

All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the board of directors out of funds legally available.  In the event of liquidation, the holders of common stock are entitled to share ratably in all assets remaining after payment of all liabilities.  The holders of common stock do not have cumulative or preemptive rights.

Preferred Stock

No shares of preferred stock are currently outstanding, and we have no current plans to issue preferred stock.  The issuance of shares of preferred stock, or the issuance of rights to purchase preferred stock, could be used to discourage an unsolicited acquisition proposal.  For example, a business combination could be impeded by the issuance of a series of preferred stock containing class voting rights that would enable the holder or holders of such series to block any such transaction.  Alternatively, a business combination could be facilitated by the issuance of a series of preferred stock having sufficient voting rights to provide a required percentage vote of our shareholders.  In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power and other rights of the holders of our common stock.  Although prior to issuing any series of preferred stock our board is required to make a determination as to whether the issuance is in the best interests of our stockholders, our board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which our stockholders might receive a premium for their stock over prevailing market prices of such stock.  Our board of directors does not presently intend to seek stockholder approval prior to any issuance of currently authorized preferred stock, unless otherwise required by law or applicable stock exchange requirements.

50

Liability and Indemnification of Directors and Officers

Our certificate of incorporation provides that no director is personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty by such director as a director.  Nonetheless, a director is liable to the extent provided by applicable law, (i) for breach of the director’s duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (relating to unlawful payment of dividend or unlawful stock purchase or redemption) or (iv) for any transaction from which the director derived an improper personal benefit.  If the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of one of our directors, in addition to the limitation on personal liability provided in our certificate of incorporation, will be limited to the fullest extent permitted by the amended DGCL.  No amendment to or repeal of the relevant article of our certificate of incorporation will apply to or have any effect on the liability or alleged liability of any of our directors for or with respect to any acts or omissions of such director occurring prior to such amendment.

Our certificate of incorporation furthermore states that we shall indemnify, to the fullest extent permitted by Section 145 of the DGCL, as amended from time to time, each person that such section grants us the power to indemnify.

Insofar as indemnification for liability under the Securities Act may be permitted for our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Delaware Anti-Takeover Law

We are subject to the provisions of section 203 of the DGCL. Section 203 prohibits publicly held Delaware corporations from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.  A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder.  Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock.  These provisions could have the effect of delaying, deferring or preventing a change of control of us or reducing the price that certain investors might be willing to pay in the future for shares of our common stock.

Future Stock Issuances

Except as expressly set forth herein or pursuant to our equity incentive plan and any successor plans, we have no current plans to issue any additional shares of our capital stock.

Transfer Agent

American Stock Transfer & Trust Company, 6201 15th Avenue, Brooklyn, NY 11219, serves as the transfer agent and registrar for the common stock.

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Underwriting

We have entered into an underwriting agreement with the underwriters named below.  ________________ is acting as the representative of the underwriters.

The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters.  The underwriters’ obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares.  Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below:

Underwriter	Number of Shares

Total

The underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased.  Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

The shares should be ready for delivery on or about              , 2014 against payment in immediately available funds.  The underwriters are offering the shares subject to various conditions and may reject all or part of any order.  The representative has advised us that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus.  In addition, the representative may offer some of the shares to other securities dealers at such price less a concession of $            per share.  The underwriters may also allow, and such dealers may reallow, a concession not in excess of $             per share to other dealers.  After the shares are released for sale to the public, the representative may change the offering price and other selling terms at various times.

We have granted the underwriters an over-allotment option.  This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of               additional shares from us to cover overallotments.  If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the initial public offering price that appears on the cover page of this prospectus, less the underwriting discount.  If this option is exercised in full, the total price to public will be approximately $        million and the total proceeds to us will be approximately $          million.  The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter’s initial amount reflected in the foregoing table.

The following table provides information regarding the amount of the discount to be paid to the underwriters by us:

Per Share	Total Without Exercise of Over-Allotment Option	Total With Full Exercise of Over-Allotment Option

$	$	$

We will pay $    per share in underwriting discounts and commissions with respect to the first $       million of shares of common stock that are sold to certain of our existing directors, principal stockholders or their affiliated entities in this offering, if any, and no underwriting discounts or commissions on any additional shares in excess of $         million that they may purchase. In addition, we have agreed to reimburse the underwriters for certain out-of-pocket expenses incurred by them in connection with this offering up to $125,000 in the aggregate.

We estimate that our total expenses of the offering, excluding the underwriting discount, will be approximately _________.

52

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Each of ______________________ and our officers and directors have agreed to a ____-day “lock up” with respect to shares of common stock that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock.  This means that, subject to certain exceptions, for a period of ___ days, following the date of this prospectus, we and such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the representative.

The Company will be subject to applicable provisions, rules and regulations under the Exchange Act with regard to securities transactions during the period of time when this Registration Statement is effective.

Rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed.  However, the underwriters may engage in the following activities in accordance with the rules:

•	Stabilizing transactions—The representative may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

•	Over-allotments and syndicate covering transactions—The underwriters may sell more shares of our common stock in connection with this offering than the number of shares than they have committed to purchase. This overallotment creates a short position for the underwriters. This short sales position may involve either “covered” short sales or “naked” short sales. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in this offering described above. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in this offering.

•	Penalty bids—If the representative purchases shares in the open market in a stabilizing transaction or syndicate covering transaction, it may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock.  As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market.  The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

Neither we nor the underwriters makes any representation or prediction as to the effect that the transactions described above may have on the price of the shares.  If such transactions are commenced, they may be discontinued without notice at any time.

Electronic Delivery of Prospectus: A prospectus in electronic format may be delivered to potential investors by one or more of the underwriters participating in this offering.  The prospectus in electronic format will be identical to the paper version of such prospectus.  Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part.

Determination of Offering Price

The Underwriter has advised us that it proposes to offer the shares directly to the public at the public offering price set forth on the cover page of this prospectus, and to certain dealers that are members of the Financial Industry Regulatory Authority (FINRA), at the public offering price less a concession not in excess of $________ per share. The Underwriter may allow, and the selected dealers may re-allow, a concession not in excess of $________ per share to certain brokers and dealers. After this offering, the offering price and concessions and discounts to brokers and dealers and other selling terms may from time to time be changed by the Underwriter. These prices should not be considered an indication of the actual value of our shares and are subject to change as a result of market conditions and other factors. No variation in these factors will alter the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

53

Our common stock is currently quoted on the OTC Bulletin Board under the symbol ―PRTX. As of the date of this offering, or prior thereto, we expect to have our common stock listed on the NASDAQ Capital Market under the symbol ―____║.

The public offering price for the shares was determined by negotiation between our Company and the Underwriter. The principal factors considered in determining the public offering price of the shares included:

●	The information in this prospectus and otherwise available to the Underwriter;
●	The history and the prospects for the industry in which we compete;
●	Our current stock price;
●	Our current financial condition and the prospects for our future cash flows and earnings;
●	The general condition of the economy and the securities markets at the time of this offering;
●	The recent market prices of, and the demand for, publicly-traded securities of generally comparable companies; and
●	The public demand for our securities in this offering.

 Notice to Non-U.S. Investors

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, or a Relevant Member State, an offer to the public of any securities which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)           to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)           to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)           by the representative to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

(d)           in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided, that no such offer of securities shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase any securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented, warranted and agreed that:

(a)           it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or the FSMA, received by it in connection with the issue or sale of any securities in circumstances in which section 21(1) of the FSMA does not apply to us; and

(b)           it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

54

In the State of Israel, the common stock offered hereby may not be offered to any person or entity other than the following:

(a)           a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;

(b)           a provident fund as defined in Section 47(a)(2) of the Income Tax Ordinance of the State of Israel, or a management company of such a fund;

(c)           an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981, (d) a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for their own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(d)           a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(e)           a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;

(f)           a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(g)           an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968;

(h)           a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);

(i)           an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and

(j)           an entity, other than an entity formed for the purpose of purchasing common stock in this offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.

Any offeree of the common stock offered hereby in the State of Israel shall be required to submit written confirmation that it falls within the scope of one of the above criteria. This prospectus will not be distributed or directed to investors in the State of Israel who do not fall within one of the above criteria.

Legal Matters

The validity of the shares of our common stock offered hereby has been passed upon for us by Morse, Zelnick, Rose, and Lander LLP, New York, New York.  _________________, New York, New York, is acting as counsel for the underwriters in this offering.

Experts

The consolidated financial statements as of May 31, 2012 and 2013 and for the years then ended have been included in this prospectus in reliance on the report of Liggett, Vogt & Webb, PA, an independent certified public accounting firm, given on the authority of said firm as experts in accounting and auditing.

55

PROTALEX, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and Directors

Protalex, Inc.

(A Development Stage Company)

Summit, New Jersey

We have audited the accompanying balance sheets of Protalex, Inc. (A Development Stage Company) as of May 31, 2013 and 2012 and the related statements of operations, changes in stockholders’ equity ( deficit ) , and cash flows for each of the years then ended May 31, 2013 and 2012. We have also audited the amounts presented for the period June 1, 2011 to May 31, 2013, included in the statements of stockholders’ equity (deficit) and in the total amounts presented in the statements of operations and cash flows for the period from September 17, 1999 (inception) to May 31, 2013. We did not audit the period September 17, 1999 (inception) to May 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Protalex, Inc. as of May 31, 2013 and 2012 and the results of its operations and its cash flows for each of the years ended May 31, 2013 and 2012, and the amounts presented for the period June 1, 2011 to May 31, 2013 included in the statements of stockholders’ equity (deficit) and in the total amounts presented in the statements of operations and cash flows for the period from September 17, 1999 (inception) to May 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that Protalex, Inc. will continue as a going concern. As more fully described in Note 3, the Company has incurred recurring operating losses and will have to obtain additional capital to sustain operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ Liggett, Vogt & Webb, P.A.

Certified Public Accountants

New York, NY

February 11, 2014

F-2

PROTALEX, INC.

(A Development Stage Company)

BALANCE SHEETS

	May 31,	May 31,
	2013	2012

CURRENT ASSETS:
Cash and cash equivalents	$2,457,046	$190,395
Prepaid expenses	42,320	42,679
Total current assets	2,499,366	233,074

OTHER ASSETS:
Intellectual technology property, net of accumulated amortization of $13,068 and $12,048 as of May 31, 2013 and May 31, 2012, respectively	6,467	7,487

Total other assets	6,467	7,487

Total Assets	$2,505,833	$240,561

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES:
Accounts payable	$671,738	$182,861
Accrued expenses	62,517	576,733
Current portion – long term debt– related party	4,210,833	1,594,498

Total current liabilities	4,945,088	2,354,092

LONG TERM LIABILITIES:
Senior Secured Note – related party	6,000,000	1,000,000
Senior Secured Note Accrued Interest – related party	57,616	10,083
Total liabilities	11,002,704	3,364,175

STOCKHOLDERS' EQUITY (DEFICIT)
Preferred stock, par value $0.00001, 1,000,000 shares authorized; none issued and outstanding	0	0
Common stock, par value $0.00001, 100,000,000 shares authorized; 18,926,683 and 18,926,683 shares issued and outstanding, respectively	189	189
Additional paid in capital	53,237,993	52,331,016
Deficit accumulated during the development stage	(61,735,053)	(55,454,819)
Total stockholders’ equity (deficit)	(8,496,871)	(3,123,614)
Total liabilities and stockholders’ equity (deficit)	$2,505,833	$240,561

The accompanying notes are an integral part of these financial statements.

F-3

PROTALEX, INC.

(A Development Stage Company)

STATEMENTS OF OPERATIONS

	Year Ended May 31, 2013	Year Ended May 31, 2012	From Inception (September 17, 1999) Through May 31, 2013
			(Unaudited)
Revenues	$0	$0	$0
Operating Expenses
Research and development (including depreciation and amortization)	3,833,401	1,900,001	36,375,494
Administrative (including depreciation and amortization)	1,345,152	1,291,867	19,814,435
Professional fees	440,751	309,696	5,071,602
Depreciation and amortization	1,020	1,020	182,966
Operating loss	(5,620,324)	(3,502,584)	(61,444,497)

Other income (expense)
Interest income	3,956	1,607	2,211,846
Interest expense	(663,866)	(943,607)	(2,502,402)
Net loss	$(6,280,234)	$(4,444,584)	$(61,735,053)
Weighted average number of common shares outstanding	18,926,683	18,926,683
Loss per common share – basic and diluted	$(0.33)	$(0.23)

The accompanying notes are an integral part of these financial statements.

F-4

PROTALEX, INC.

(A Development Stage Company)

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

From Inception (September 17, 1999) through May 31, 2013 (Unaudited)

					Deficit
					Accumulated
			Additional	Common	During The
	Common Stock		Paid in	Stock-	Development
	Shares	Amount	Capital	Contra	Stage	Total
September 17, 1999 — initial issuance of 2,000 shares for intellectual technology license at $.15 per share	2,000	$300	$0	$0	$0	$300
September 30, 1999 — cost of public shell acquisition over net assets acquired to be accounted for as a Recapitalization	0	0	0	(250,000)	0	(250,000)
October 27, 1999 — issuance of 17 shares to individual for $25,000	17	25,000	0	0	0	25,000
November 15, 1999 — reverse merger transaction with Enerdyne Corporation, net transaction amounts	1,794,493	118,547	0	(118,547)	0	0
November 18, 1999 — February 7, 2000 — issuance of 91,889 shares to various investors at $1.80 per share	91,889	165,400	0	0	0	165,400
January 1, 2000 — issuance of 20,000 shares in exchange for legal services	20,000	15,000	0	0	0	15,000
May 1 - 27, 2000 — issuance of 128,000 shares to various investors at $5.00 per share	128,000	640,000	0	0	0	640,000
May 27, 2000 — issuance of 329 shares to an individual in exchange for interest Due	329	1,644	0	0	0	1,644
Net loss for the year ended May 31, 2000	0	0	0	0	(250,689)	(250,689)
Balance, May 31, 2000	2,036,728	965,891	0	(368,547)	(250,689)	346,655
December 7, 2000 — issuance of 85,000 shares to various investors at $5.00 per share	85,000	425,000	0	0	0	425,000
May 31, 2001 — Forgiveness of debt owed to stockholder	0	0	40,000	0	0	40,000
Net loss for the year ended May 31, 2001	0	0	0	0	(553,866)	(553,866)
Balance, May 31, 2001	2,121,728	1,390,891	40,000	(368,547)	(804,555)	257,789

The accompanying notes are an integral part of this financial statement.

F-5

PROTALEX, INC.

(A Development Stage Company)

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)- (continued)

From Inception (September 17, 1999) through May 31, 2013 (Unaudited)

					Deficit
					Accumulated
			Additional	Common	During The
	Common Stock		Paid in	Stock-	Development
	Shares	Amount	Capital	Contra	Stage	Total
August 13, 2001 — Contribution by Stockholders	0	0	143,569	0	0	143,569
November 7, 2001 — issuance of 176,320 Shares at $6.25 per share	176,320	1,102,000	0	0	0	1,102,000
November 26, 2001 — options issued to board member	0	0	133,000	0	0	133,000
Net loss for the year ended May 31, 2002	0	0	0	0	(1,280,465)	(1,280,465)
Balance, May 31, 2002	2,298,048	2,492,891	316,569	(368,547)	(2,085,020)	355,893
July 5, 2002 — issuance of 168,400 shares at $7.50 per share	168,400	1,263,000	0	0	0	1,263,000
July 1, 2002 - May 1, 2003 – purchase of common stock from stockholder at $3.50 per share	(26,191)	(91,667)	0	0	0	(91,667)
January 15, 2003 - May 15, 2003 — common stock issued to Company president	8,334	82,841	0	0	0	82,841
May 14, 2003 — common stock issued to employee	1,000	11,250	0	0	0	11,250
June 1, 2002 - May 31, 2003 – compensation related to stock options issued to board members, employees and consultants	0	0	287,343	0	0	287,343
Net loss for the year ended May 31, 2003	0	0	0	0	(1,665,090)	(1,665,090)
Balance, May 31, 2003	2,449,591	3,758,315	603,912	(368,547)	(3,750,110)	243,570
June 15, 2003, common stock issued to Company president	1,667	16,418	0	0	0	16,418
June 15, 2003, purchase of common stock from stockholder	(2,419)	(8,333)	0	0	0	(8,333)
September 18, 2003 – issuance of 1,489,129 of common stock issued in private placement At $8.50 per share, net of transaction costs	1,489,129	11,356,063	0	0	0	11,356,063
September 19, 2003 – repurchase and retired 598,961 shares for $300,000	(598,961)	(300,000)	0	0	0	(300,000)
December 12, 2003 – issuance of 7,880 shares to terminated employees at $13.00 per share	7,880	102,438	0	0	0	102,438
March 1, 2004 – common stock issued to employee at $12.75 per share	10,000	127,500	0	0	0	127,500
May 31, 2004 – reclassify common stock contra to common stock	0	(368,547)	0	368,547	0	0

The accompanying notes are an integral part of this financial statement.

F-6

PROTALEX, INC.

(A Development Stage Company)

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)- (continued)

From Inception (September 17, 1999) through May 31, 2013 (Unaudited)

					Deficit
					Accumulated
			Additional	Common	During The
	Common Stock		Paid in	Stock-	Development
	Shares	Amount	Capital	Contra	Stage	Total
June 1, 2003 – May 31, 2004 – compensation related to stock options issued to board members, employees and consultants	0	0	448,096	0	0	448,096
Net loss for the year ended May 31, 2004	0	0	0	0	(2,989,364)	(2,989,364)
Balance, May 31, 2004	3,356,887	14,683,854	1,052,008	0	(6,739,474)	8,996,388
November 30, 2004 – adjust March 1, 2004 common stock issued to employee	0	(20,000)	0	0	0	(20,000)
January 13, 2005 – common stock issued to employee at $12.75 per share	3,000	38,250	0	0	0	38,250
February 28, 2005 – Reclass Par Value for Reincorporation into DE as of 12/1/04	0	(14,702,070)	14,702,070	0	0	0
May 25, 2005 - issuance of 518,757 shares of common stock issued in private placement At $9.75 per share, net of transaction costs	518,757	5	4,851,188	0	0	4,851,193
June 1, 2004 – May 31, 2005 – compensation related to stock options issued to board members, employees and consultants	0	0	308,711	0	0	308,711
Net loss for the year ended May 31, 2005	0	0	0	0	(5,567,729)	(5,567,729)
Balance, May 31, 2005	3,878,644	39	20,913,977	0	(12,307,203)	8,606,813
August 23, 2005 – common stock issued to employee	8,000	0	100,000	0	0	100,000
October 19, 2005 – common stock issued to employee	2,000	0	25,000	0	0	25,000
December 30, 2005 – issuance of 519,026 shares of common stock issued in private placement at $11.25 per share, net of transaction costs	519,026	5	5,510,962	0	0	5,510,967
June 1, 2005 – May 31, 2006 – warrants exercised	70,320	1	786,537	0	0	786,538
June 1, 2005– May 31, 2006 – compensation related to stock options issued to board members, employees and consultants	0	0	404,679	0	0	404,679
Net loss for the year ended May 31, 2006	0	0	0	0	(6,104,402)	(6,104,402)
Balance, May 31, 2006	4,477,990	45	27,741,155	0	(18,411,605)	9,329,595

The accompanying notes are an integral part of this financial statement.

F-7

PROTALEX, INC.

(A Development Stage Company)

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)- (continued)

From Inception (September 17, 1999) through May 31, 2013

					Deficit
					Accumulated
			Additional	Common	During The
	Common Stock		Paid in	Stock-	Development
	Shares	Amount	Capital	Contra	Stage	Total
July 7, 2006 – issuance of 1,214,203 shares of common stock issued in private placement at $12.50 per share, net of transaction costs	1,214,203	12	14,217,709	0	0	14,217,721
June 1, 2006 – May 31, 2007 – warrants exercised	26,700	0	300,374	0	0	300,374
June 1, 2006 – May 31, 2007 – stock options exercised	1,200	0	15,200	0	0	15,200
June 1, 2006 – May 31, 2007 – share based compensation to board members, employees and consultants	0	0	1,826,850	0	0	1,826,850
Net loss for the year ended May 31, 2007	0	0	0	0	(8,451,942)	(8,451,942)
Balance, May 31, 2007 – (Unaudited)	5,720,093	57	44,101,288	0	(26,863,547)	17,237,798
June 1, 2007 – May 31, 2008 – share based compensation to board members, employees and consultants	0	0	1,011,025	0	0	1,011,025
Net loss for the year ended May 31, 2008	0	0	0	0	(10,490,758)	(10,490,758)
Balance, May 31, 2008 – (Unaudited)	5,720,093	57	45,112,313	0	(37,354,305)	7,758,065
June 1, 2008 – May 31, 2009 – shared-based compensation to board members, employees and consultants	0	0	753,268	0	0	753,268
Net loss for the year ended May 31, 2009	0	0	0	0	(7,230,206)	(7,230,206)
Balance, May 31, 2009 (Unaudited)	5,720,093	57	45,865,581	0	(44,584,511)	1,281,127
June 1, 2009 – May 31, 2010 – shared-based expense to employees and debt holders	0	0	335,741	0	0	335,741
November 11, 2009 – record beneficial conversion value attached to senior secured convertible debt	0	0	521,793	0	0	521,793
November 11, 2009 – issuance of 8,695,692 shares of common stock at $.23	8,695,652	87	1,999,913	0	0	2,000,000
Net loss for the year ended May 31, 2010	0	0	0	0	(3,067,842)	(3,067,842)
Balance, May 31, 2010 (Unaudited)	14,415,745	144	48,723,028	0	(47,652,353)	1,070,819
June 1, 2010 – May 31, 2011 – shared-based expense to employees and debt holders	0	0	124,722	0	0	124,722
Issuance of additional shares – reverse split	68	0	0	0	0	0
February 11, 2011 – record beneficial conversion value attached to senior secured convertible debt	0	0	1,616,667	0	0	1,616,667
February 11, 2011 – issuance of 4,510,870 shares of common stock	4,510,870	45	1,037,455	0	0	1,037,500
Net loss for the year ended May31, 2011	0	0	0	0	(3,357,882)	(3,357,882)
Balance, May 31, 2011 (Unaudited)	18,926,683	189	51,501,872	0	(51,010,235)	491,826
June 1, 2011 – May 31, 2012 – shared-based expense to employees and debt holders	0	0	829,144	0	0	829,144
Net loss for the year ended May31, 2012	0	0	0	0	(4,444,584)	(4,444,584)
Balance, May 31, 2012	18,926,683	189	52,331,016	0	(55,454,819)	(3,123,614)
June 1, 2012 – May 31, 2013 – shared-based expense to employees and debt holders	0	0	906,977	0	0	906,977
Net loss for the year ended May31, 2013	0	0	0	0	(6,280,234)	(6,280,234)
Balance, May 31, 2013	18,926,683	$189	$53,237,993	$0	$(61,735,053)	$(8,496,871)

The accompanying notes are an integral part of this financial statement.

F-8

PROTALEX, INC.

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

	Year	Year	From Inception (September 17, 1999)
	Ended	Ended	Through
	May 31,	May 31,	May 31,
	2013	2012	2013
			( Unaudited )
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(6,280,234)	$(4,444,584)	$(61,735,053)
Adjustments to reconcile net loss to net cash and cash equivalents used in operating activities
(Gain) on disposal of equipment, net	0	0	(81,544))
Depreciation and amortization	1,020	934,544	1,971,143
Equity based expense	906,977	829,144	8,593,971

(Increase)/decrease in:
Prepaid expenses and deposits	360	(4,239)	(50,310)
Increase/(decrease) in:
Accounts payable and accrued expenses	638,528	333,505	1,408,205
Net cash and cash equivalents used in operating activities	(4,733,349)	(2,351,630)	(49,893,588)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of intellectual technology license – fee portion	0	0	(20,000)
Refund of security deposits	0	0	7,990
Acquisition of equipment	0	0	(905,936)
Excess of amounts paid for public shell over assets acquired to be accounted for as a recapitalization	0	0	(250,000)
Proceeds from disposal of equipment	0	0	229,135
Net cash and cash equivalents used in investing activities	0	0	(938,811)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from stock issuance, including options and warrants exercised	0	0	42,658,458
Principal payment on equipment notes payable and capital leases	0	0	(295,411)
Contribution by stockholders	0	0	183,569
Principal payment on note payable to individuals	0	0	(225,717)
Issuance of note payable to individuals	7,000,000	1,000,000	11,368,546
Acquisition of common stock	0	0	(400,000)
Net cash and cash equivalents provided by financing activities	7,000,000	1,000,000	53,289,445

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	2,266,651	(1,351,630)	2,457,046
Cash and cash equivalents, beginning	190,395	1,542,025	0
Cash and cash equivalents, ending	$2,457,046	$190,395	$2,457,046

SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION:
Interest paid	$0	$0	$66,770
Taxes paid	$0	$0	$100

NON-CASH FINANCING ACTIVITIES:
Conversion of debt to equity	$0	$0	$1,037,500

The accompanying notes are an integral part of these financial statements.

F-9

PROTALEX, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years Ended May 31, 2013 and 2012

1.	ORGANIZATION AND BUSINESS ACTIVITIES

The Company is a development stage company focused on the development of a class of biopharmaceutical drugs for treating autoimmune inflammatory diseases including rheumatoid arthritis(RA). Its lead product, PRTX-100, is a formulation of highly-purified form of staphylococcal protein A, which is an immune modulating protein produced by bacteria.

The Company maintains an administrative office in Summit, New Jersey and currently outsources all of its product development and regulatory activities, including clinical trial activities, manufacturing and laboratory operations to third-party contract research organizations and facilities.

In April 2009, the Company ceased all operations and terminated all employees in light of insufficient funds to continue its clinical trials and related product development. The Company’s business was dormant until new management took control of its operations in November 2009 following the change in control transaction more fully described below. The Company is currently actively pursuing the commercial development of PRTX-100 for the treatment of RA.

On December 8, 2010, the Company effected a reverse stock split of the outstanding shares of its common stock, with par value of $0.00001 per share (“Common Stock”), on the basis of one share of Common Stock for each five shares of Common Stock outstanding. Unless otherwise noted, all references in these financial statements and notes to financial statements to number of shares, price per share and weighted average number of shares outstanding of Common Stock prior to this reverse stock split have been adjusted to reflect the reverse stock split on a retroactive basis.

PRTX-100 has demonstrated effectiveness in animal models of autoimmune diseases as well as demonstrated activity on cultured human immune cells at very low concentrations, although the effectiveness of PRTX-100 shown in pre-clinical studies using animal models may not be predictive of the results that the Company would see in future human clinical trials. The Company does not anticipate generating operating revenue for the foreseeable future and does not currently have any products that are marketable.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The ability of the Company to continue as a going concern is dependent upon developing products that are regulatory approved and market accepted. There is no assurance that these plans will be realized in whole or in part. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

2.	CHANGE OF OWNERSHIP TRANSACTION

On November 11, 2009 (the “Effective Date”), the Company consummated a financing transaction (the “Financing”) in which it raised $3,000,000 of working capital pursuant to a Securities Purchase Agreement (the “Purchase Agreement”) with Niobe Ventures, LLC, a Delaware limited liability company (“Niobe”). Pursuant to the Purchase Agreement, the Company issued to Niobe (i) 8,695,652 restricted shares of Common Stock at a purchase price of $0.23 per share (or $2 million in the aggregate) and (ii) a senior secured convertible promissory note in the principal amount of $1 million convertible into shares of Common Stock at an initial conversion price equal to $0.23 per share (the “$1 Million Secured Note”). On February 11, 2011, Niobe converted the $1 Million Secured Note, including $37,500 of accrued interest thereon, into 4,510,870 shares of Common Stock.

On February 11, 2011, for the purpose of providing the Company with additional working capital, pursuant to an existing Credit Facility Agreement dated as of December 2, 2009 (the “Facility”) with Niobe, the Company issued to Niobe a senior secured convertible promissory note in the principal amount of $2 million (the “$2 Million Secured Convertible Note”). The $2 Million Secured Convertible Note provided for conversion of interest and principal into shares of the Company’s Common Stock at a conversion price of $0.23 per share, bore interest at a rate of 3% per annum and had a maturity date of December 31, 2013. The original maturity was December 31, 2012 but in December 2012 Niobe agreed, for no consideration, to extend the maturity date to December 31, 2013.

F-10

The $2 Million Secured Convertible Note was convertible at any time, by the holder, subject only to the requirement that the Company have sufficient authorized shares of Common Stock after taking into account all outstanding shares of Common Stock and the maximum number of shares issuable under all issued and outstanding convertible securities.  In addition, the $2 Million Secured Convertible Note would automatically be converted if the Company undertake certain Fundamental Transactions, as defined in the $2 Million Secured Convertible Note, (such as a merger, sale of all of the Company’s assets, exchange or tender offer, or reclassification of our stock or compulsory exchange).  The $2 Million Secured Convertible Note also provided for the adjustment of the conversion price in the event of stock dividends and stock splits, and provides for acceleration of maturity, at the holder’s option, upon an event of default, as defined in the $2 Million Secured Convertible Note.

On February 1, 2012, the Company raised $1,000,000 of working capital pursuant to a loan from Niobe. The Company issued to Niobe a secured promissory note in the principal amount of $1,000,000 (the “February 2012 Secured Note”). The February 2012 Secured Note bears interest at a rate of 3% per annum and matures on February 1, 2014.

On June 5, 2012, the Company raised an additional $1,000,000 of working capital pursuant to a loan from Niobe and issued to Niobe a secured promissory note in the principal amount of $1,000,000, which bears interest at a rate of 3% per annum and matures on May 31, 2014 (the “June 2012 Secured Note”).

On October 1, 2012, the Company raised $800,000 of additional working capital pursuant to loans from Niobe and issued to Niobe secured promissory notes in the principal amount of $800,000, which bear interest at a rate of 3% per annum and matures on October 1, 2014 (the “October 2012 Secured Note”).

On December 3, 2012, the Company raised $700,000 of additional working capital pursuant to a loan from Niobe and issued to Niobe a secured promissory note in the principal amount of $700,000, which bears interest at a rate of 3% per annum and matures on October 1, 2014 (the “December 2012 Secured Note”).

Collectively, the February 2012 Secured Note, the June 2012 Secured Note, the October 2012 Secured Note and the December 2012 Secured Note are hereinafter referred to as the “2012 Secured Notes.”

On January 18, 2013, the Company raised $2,500,000 of additional working capital pursuant to a loan from Niobe and issued to Niobe a secured promissory note in the principal amount of $2,500,000, which bears interest at a rate of 3% per annum and matures on January 15, 2015 (the “January 2013 Secured Note”).

On May 13, 2013, the Company raised $2,000,000 of additional working capital pursuant to a loan from Niobe and issued to Niobe a secured promissory note in the principal amount of $2,000,000, which bears interest at a rate of 3% per annum and matures on May 13, 2015 (the “May 2013 Secured Note”).

Collectively, the January 2013 Secured Note and the May 2013 Secured Note are hereinafter referred to as the “2013 Secured Notes.”

Collectively, the 2012 Secured Notes and the 2013 Secured Notes represent a total of $8,000,000 in principal amount of loans from Niobe and are hereinafter referred to as the “Secured Notes.”

Payment of the principal and accrued interest on the Secured Notes will, at Niobe’s election, automatically become immediately due and payable if the Company undertakes certain Fundamental Transactions or upon an Event of Default, both as defined in the Secured Notes.

The Company’s obligations under the Secured Notes and the Secured Notes are secured by a security agreement granting Niobe a security interest in substantially all of its personal property and assets, including its intellectual property.

All of the securities issued in the aforementioned financings were issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Act”) pursuant to Section 4(6) and Rule 506 of Regulation D thereof.  The offer, sale and issuance of such securities were made without general solicitation or advertising. The securities were offered and issued only to “accredited investors” as such term is defined in Rule 501 under the Act.

F-11

3.	GOING CONCERN

Since inception, the Company has incurred an accumulated deficit of $61,735,053 through May 31, 2013. For the years ended May 31, 2013 and 2012, the Company had net losses of $6,280,234 and $4,444,584, respectively. The Company has used $4,733,349 and $2,351,630 of cash in operating activities for the years ended May 31 2013 and 2012, respectively. As of May 31, 2013, the Company had cash and cash equivalents of $2,457,046 and negative net working capital of $2,445,722. The Company has incurred negative cash flow from operating activities since its inception. The Company has spent, and subject to obtaining additional financing, expects to continue to spend, substantial amounts in connection with executing its business strategy, including continued development efforts relating to PRTX-100.

The Company has no significant payments due on long-term obligations. However, the Company anticipates entering into significant contracts to perform product manufacturing and clinical trials in fiscal year 2013 and that it will need to raise additional capital to fund the ongoing FDA approval process. If the Company is unable to obtain approval of its future IND applications or otherwise advance in the FDA approval process, its ability to sustain its operations would be significantly jeopardized.

The most likely sources of additional financing include the private sale of the Company’s equity or debt securities. Additional capital that is required by the Company may not be available on reasonable terms, or at all.

4.	BASIS OF ACCOUNTING AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions affecting the reported amounts of assets, liabilities, and expense, and the disclosure of contingent assets and liabilities. Estimated amounts could differ from actual results.

Loss per Common Share

The Financial Accounting Standards Board (FASB) has issued accounting guidance “Earnings Per Share” that provides for the calculation of “Basic” and “Diluted” earnings per share. Basic earnings per share include no dilution and is computed by dividing the loss to common stockholders by the weighted average number of common shares outstanding for the period. All potentially dilutive securities have been excluded from the computations since they would be antidilutive. However, these dilutive securities could potentially dilute earnings per share in the future. As of May 31, 2013 and 2012, the Company had a total of 3,057,543 and 2,268,927, respectively, of potentially dilutive securities comprised solely of stock options.

Share-Based Compensation

The Company adopted the FASB accounting guidance for share based payment transactions. This standard requires the Company to measure the cost of employee services received in exchange for equity share options granted based on the grant-date fair value of the options. The cost is recognized as compensation expense over the vesting period of the options. The compensation cost included in operating expenses was $906,977 and $829,144 for the years ended May 31, 2013 and 2012, respectively and included both the compensation cost of stock options granted prior to but not yet vested as of June 1, 2006 and compensation cost for all options granted subsequent to May 31, 2006. No tax benefit was recorded as of May 31, 2013 in connection with these compensation costs due to the uncertainty regarding ultimate realization of certain net operating loss carry forwards.

The Board adopted and the stockholders approved the 2003 Stock Option Plan on October 2003 and it was amended in October 2005. The plan was adopted to recognize the contributions made by the Company’s employees, officers, consultants, and directors, to provide those individuals with additional incentive to devote themselves to the Company’s future success, and to improve the Company’s ability to attract, retain and motivate individuals upon whom the Company’s growth and financial success depends. Under the plan, stock options may be granted as approved by the Board or the Compensation Committee. There are 900,000 shares reserved for grants of options under the plan, of which 77,000 have been issued and 800 were exercised. The Company has issued 2,980,543 stock options as stand-alone grants, of which 400 were exercised. Stock options vest pursuant to individual stock option agreements. No options granted under the plan are exercisable after the expiration of ten years (or less in the discretion of the Board or the Compensation Committee) from the date of the grant. The plan will continue in effect until terminated or amended by the Board.

The accounting guidance requires the use of a valuation model to calculate the fair value of each stock-based award. The Company uses the Black-Scholes model to estimate the fair value of stock options granted based on the following assumptions:

Expected Term or Life. The expected term or life of stock options granted represents the expected weighted average period of time from the date of grant to the estimated date that the stock option would be fully exercised. The weighted average expected option term was determined using a combination of the “simplified method” for plain vanilla options as allowed by the accounting guidance. The “simplified method” calculates the expected term as the average of the vesting term and original contractual term of the options.

F-12

Expected Volatility. Expected volatility is a measure of the amount by which the Company’s stock price is expected to fluctuate. Expected volatility is based on the historical daily volatility of the price of the Company’s Common Stock. The Company estimated the expected volatility of the stock options at grant date.

Risk-Free Interest Rate. The risk-free interest rate is based on the implied yield on U.S. Treasury zero-coupon issues with remaining terms equivalent to the expected term of the Company’s stock-based awards.

As of May 31, 2013, there were 3,057,543 stock options outstanding.  At May 31, 2013, the aggregate unrecognized compensation cost of unvested options, as determined using a Black-Scholes option valuation model was approximately $351,821 (net of estimated forfeitures) and will be recognized over a weighted average period of six months.  For the year ended May 31, 2013, the Company granted 1,000,000 stock options, with a fair value of $943,450 (net of estimated forfeitures). 211,385 options expired and none were forfeited.

The fair value of the options is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	Year Ended May 31, 2013	Year Ended May 31, 2012	From Inception Through May 31, 2013
Dividends per year	0	0	0
Volatility percentage	418%-426%	97.5%	90%-426%
Risk free interest rate	2.13%	3.47%	2.07%-5.11%
Expected life (years)	7-10	7-10	3-10
Weighted Average Fair Value	$1.22	$1.01	$2.30

Cash and Cash Equivalents

For the purposes of reporting cash flows, the Company considers all cash accounts which are not subject to withdrawal restrictions or penalties, and highly liquid investments with original maturities of 60 days or less to be cash and cash equivalents. The cash and cash equivalent deposits are not insured by The Federal Deposit Insurance Corporation (“FDIC”).

Intellectual Technology Property, Amortization

The Company’s intellectual technology property was originally licensed from a former related party. This intellectual technology property was then assigned to the Company upon the dissolution of the related party. The cost of the intellectual technology property is being amortized over a 20-year period. Amortization expense is $1,020, $1,020 and $13,068 for the years ended May 31, 2013, 2012 and from inception through May 31, 2013, respectively. The Company reviews the intellectual property for impairment on at least an annual basis in accordance with the accounting guidance for “Goodwill and Other Intangible Assets”; no impairment charge was recorded as of May 31, 2013. Amortization expense for the intellectual property will be $1,020 for each of the next five years.

Income Taxes

Income taxes are recognized using enacted tax rates, and are composed of taxes on financial accounting income that is adjusted for the requirement of current tax law and deferred taxes. Deferred taxes are accounted for using the liability method. Under this method, deferred tax assets and liabilities are recognized based on the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company does not expect to have current income taxes payable or deferred tax asset balances for the foreseeable future.

The FASB accounting guidance for income taxes establishes the criterion that an individual tax position has to meet for some or all of the benefits of that position to be recognized in the Company’s financial statements. On initial application, ASC 740 must be applied to all tax positions for which the statute of limitations remains open. Only tax positions that meet the more-likely-than-not recognition threshold at the adoption date will be recognized or continue to be recognized. The cumulative effect of applying this accounting guidance is to be reported as an adjustment to retained earnings at the beginning of the period in which it is adopted.

F-13

Research and Development

Research and development costs are expensed as incurred and also include depreciation as reported above.

Financial Instruments

The Company adopted FASB ASC 820-Fair Value Measurements and Disclosure or ASC 820 for assets and liabilities measured at fair value on a recurring basis. ASC 820 establishes a common definition for fair value to be applied to existing generally accepted accounting principles that require the use of fair value measurements establishes a framework for measuring fair value and expands disclosure about such fair value measurements. The adoption of ASC 820 did not have an impact on the Company’s financial position or operating results, but did expand certain disclosures.

ASC 820 defines fair value as the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, ASC 820 requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized below:

Level 1: Observable inputs such as quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs for which there is little or no market data, which require the use of the reporting entity’s own assumptions.

The Company values its financial instruments as required by estimating their fair value. The estimated fair value amounts have been determined by the Company, using available market information or other appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value. Consequently, the estimates are not necessarily indicative of the amounts that could be realized or would be paid in a current market exchange.

The Company’s financial instruments primarily consist of cash and cash equivalents, convertible debt, accounts payable and accruals.

Cash and cash equivalents include money market securities and commercial paper that are considered to be highly liquid and easily tradable. These securities are valued using inputs observable in active markets for identical securities and are therefore classified as Level 1 within the fair value hierarchy.

As of the balance sheet dates, the estimated fair values of the financial instruments were not materially different from their carrying values as presented due to the short maturities of these instruments and that the interest rates on the borrowings approximate those that would have been available for loans of similar remaining maturity and risk profile at respective year ends.

New Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

F-14

5.	INCOME TAXES

For the years ended May 31, 2013 and 2012, the components of income tax benefit (expense) consist of the following:

	Year Ended May 31, 2013	Year Ended May 31, 2012
Current:
Federal	$0	$0
State	0	0
Deferred:
Federal	2,135,000	1,511,000
State	377,000	267,000
Tax credits	249,000	109,000
Permanent timing difference	(467,000)	(727,000)
Increase in valuation allowance	(2,294,000)	(1,160,000)
Income tax benefit	$0	$0

Income tax as a percentage of income for the year ended May 31, 2013 and 2012 differ from statutory federal income tax rates due to the following:

	Year Ended May 31, 2013	Year Ended May 31, 2012
Statutory federal income tax rate	(34)%	(34)%
State income taxes, net of federal income tax impact	(6)%	(6)%
Change in valuation allowance	37%	26%
Permanent timing differences	7%	18%
General business credit/other	(4)%	(2)%
	0%	0%

The components of the net deferred tax asset as of May 31, 2013 and 2012 are as follows:

	May 31, 2013	May 31, 2012
Assets:
Net operating losses	$19,810,000	$17,770,000
Severance accrual	0	0
General business credit	2,355,000	2,106,000
Deferred tax assets	22,165,000	19,876,000
Liability:
Gross deferred tax asset	22,165,000	19,876,000
Less valuation allowance	(22,165,000)	(19,876,000)
Deferred tax asset, net of valuation allowance	$0	$0

The gross deferred tax assets have been fully offset by a valuation allowance since the Company cannot currently conclude that it is more likely than not that the benefits will be realized. The net operating loss carryforward for income tax purposes of approximately $49,528,000 as of May 31, 2013 expires beginning in 2021 through 2033. Internal Revenue Code Section 382 places a limitation on the amount of taxable income that can be offset by carryforwards after a change in control. As a result of these provisions, utilization of the NOL and tax credit carryforwards may be limited. Most of the deferred tax asset of net operating loss carryforwards and tax credits are subject to a Section 382 and 383 limitations on the amount to be utilized in a given year.

F-15

The Company adopted the provisions of the FASB issued accounting guidance, Accounting for Uncertainty in Income Taxes. Previously, the Company had accounted for tax contingencies in accordance with the FASB issued accounting guidance, Accounting for Contingencies. As required by the accounting guidance, Accounting for Income Taxes, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. As of May 31, 2013, the Company has no uncertain tax positions to be disclosed.

The Company is subject to U.S. federal income tax as well as income taxes of state jurisdiction. The Company is not currently under examination by any Federal or state jurisdiction. The federal statute of limitations and state are opened from inception forward. Management believes that the accrual for tax liabilities is adequate for all open years. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. On the basis of present information, it is the opinion of the Company’s management that there are no pending assessments that will result in a material adverse effect on the Company’s financial statements over the next twelve months. The Company recognizes any interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses for all periods presented. The Company has not recorded any material interest or penalties during any of the years presented.

6.	RELATED PARTIES

On November 11, 2009, the Company consummated a financing transaction in which it raised $3,000,000 of working capital. Pursuant to the Purchase Agreement, the Company issued to Niobe (i) 8,695,652 restricted shares of Common Stock at a purchase price of $0.23 per share (or $2 million in the aggregate) and (ii) the Secured Note.

On February 11, 2011: (i) Niobe converted the $1 Million Secured Note, including $37,500 of accrued interest thereon, into 4,510,870 shares of Common Stock; and (ii) for the purpose of providing the Company with additional working capital, pursuant to an existing Credit Facility Agreement dated as of December 2, 2009 (the “Facility”) between the Company and Niobe, the Company issued to Niobe a senior secured convertible promissory note in the principal amount of $2 million (the “$2 Million Secured Convertible Note”). The $2 Million Secured Note is convertible into shares of Common Stock at a conversion price of $0.23 per share, for an aggregate of 8,695,652 shares of Common Stock (net of accrued interest thereon), bears interest at a rate of 3% per annum and had an original maturity date of December 31, 2012. In December 2012, Niobe agreed, for no consideration, to extend the maturity date to December 31, 2013.

The $2 Million Secured Convertible Note was convertible at any time, by the holder, subject only to the requirement that we have sufficient authorized shares of Common Stock after taking into account all outstanding shares of Common Stock and the maximum number of shares issuable under all issued and outstanding convertible securities.  In addition, the $2 Million Secured Convertible Note would automatically be converted if we undertake certain Fundamental Transactions, as defined in the $2 Million Secured Convertible Note, (such as a merger, sale of all of our assets, exchange or tender offer, or reclassification of our stock or compulsory exchange).  The $2 Million Secured Convertible Note also provided for the adjustment of the conversion price in the event of stock dividends and stock splits, and provides for acceleration of maturity, at the holder’s option, upon an event of default, as defined in the $2 Million Secured Convertible Note.

On February 1, 2012, the Company raised $1,000,000 of working capital pursuant to a loan from Niobe. The Company issued to Niobe a secured promissory note in the principal amount of $1,000,000 (the “February 2012 Secured Note”). The February 2012 Secured Note bears interest at a rate of 3% per annum and matures on February 1, 2014.

On June 5, 2012, the Company raised an additional $1,000,000 of working capital pursuant to an incremental loan from Niobe and issued to Niobe a secured promissory note in the principal amount of $1,000,000, which bears interest at a rate of 3% per annum and matures on May 31, 2014 (the “June 2012 Secured Note”).

On October 1, 2012, the Company raised $800,000 of additional working capital pursuant to an incremental loan from Niobe and issued to Niobe a secured promissory note in the principal amount of $800,000, which bear interest at a rate of 3% per annum and matures on October 1, 2014 (the “October 2012 Secured Note”).

On December 3, 2012, the Company raised $700,000 of additional working capital pursuant to an incremental loan from Niobe and issued to Niobe a secured promissory note in the principal amount of $700,000, which bears interest at a rate of 3% per annum and matures on October 1, 2014 (the “December 2012 Secured Note”).

F-16

Collectively, the February 2012 Secured Note, the June 2012 Secured Note, the October 2012 Secured Note and the December 2012 Secured Note are hereinafter referred to as the “2012 Secured Notes.”

On January 18, 2013, the Company raised $2,500,000 of additional working capital pursuant to an incremental loan from Niobe and issued to Niobe a secured promissory note in the principal amount of $2,500,000, which bears interest at a rate of 3% per annum and matures on January 15, 2015 (the “January 2013 Secured Note”).

On May 13, 2013, the Company raised $2,000,000 of additional working capital pursuant to an incremental loan from Niobe and issued to Niobe a secured promissory note in the principal amount of $2,000,000, which bears interest at a rate of 3% per annum and matures on May 13, 2015 (the “May 2013 Secured Note”).

Collectively, the January 2013 Secured Note and the May 2013 Secured Note are hereinafter referred to as the “2013 Secured Notes.”

Collectively, the 2012 Secured Notes and the 2013 Secured Notes represent a total of $8,000,000 in principal amount of loans from Niobe and are hereinafter referred to as the “Secured Notes.”

Payment of the principal and accrued interest on the Secured Notes will, at Niobe’s election, automatically become immediately due and payable if we undertake certain Fundamental Transactions or upon an Event of Default, both as defined in the Secured Notes.

The Company’s obligations under the $2 Million Secured Convertible Note and the Secured Notes are secured by a security agreement granting Niobe a security interest in substantially all of the Company’s personal property and assets, including its intellectual property.

All of the securities issued in the aforementioned financings were issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Act”) pursuant to Section 4(6) and Rule 506 of Regulation D thereof.  The offer, sale and issuance of such securities were made without general solicitation or advertising. The securities were offered and issued only to “accredited investors” as such term is defined in Rule 501 under the Act.

Niobe, a majority stockholder of the Company and the holder of the Secured Notes, is controlled by the Company’s President and Director, Arnold P. Kling.

During the fiscal year ended May 31, 2012, the Company issued an aggregate of 450,000 options to Mr. Doherty and Mr. Warshaw. The 450,000 options issued during the fiscal year ended May 31, 2012 have lives that range from 7.5 years to ten years with an exercise price of $1.01. These options vested 50% upon issuance and the remainder will vest on November 1, 2012. The 450,000 options have been valued at $392,730 for which $310,911 of compensation expense has been recorded.

During the fiscal year ended May 31, 2013, the Company issued an aggregate of 350,000 options to Mr. Warshaw. The 350,000 options issued during the fiscal year ended May 31, 2013 have a ten year life with an exercise price of $1.05. These options vested 50% upon issuance and the remainder will vest on May 22, 2014. The 350,000 options have been valued at $329,000 for which $164,500 of compensation expense has been recorded.

The Company’s principal offices are located at 133 Summit Avenue, Suite 22, Summit, New Jersey which are owned by Kirk M. Warshaw, LLC (the “LLC”), an affiliated company of Kirk Warshaw, the Company’s chief financial officer. The Company occupies its principal offices on a month to month basis. On March 1, 2010, it began paying a monthly fee of $500 to the LLC for the use and occupancy, and administrative services, related to its principal offices.

7.	STOCK OPTIONS

Prior to January 22, 2004, all options were issued as “stand alone” options. On January 22, 2004, the Board approved the Protalex, Inc. 2003 Stock Option Plan., and on October 25, 2005, the stockholders approved an amendment to the Protalex, Inc. 2003 Stock Option Plan to increase the authorized number of shares under the Plan from 300,000 to 900,000 which provides for incentive and non-qualified stock options to purchase a total of 900,000 shares of the Company’s Common Stock. Under the terms of the plan, incentive options may not be granted at exercise prices less than the fair market value of the Common Stock at the date of the grant and non-qualified options shall not be granted at exercise prices equal to less than 85% of the fair market value of the Common Stock at the date of the grant. Beginning January 1, 2005, all stock options are granted at fair market value. Vesting generally occurs ratably over forty eight months and is exercisable over a period no longer than ten years after the grant date. As of May 31, 2013, options to purchase 3,057,543 shares of the Company’s Common Stock were outstanding, of which 77,000 were issued and 800 were exercised under the Company’s 2003 Stock Option Plan and the remaining 2,980,543 were issued and 400 were exercised as standalone options. As of May 31, 2013, options to purchase 2,302,543 shares of the Company’s Common Stock are exercisable.

F-17

The 1,000,000 options issued during the year ended May 31, 2013 are ten year options with exercise prices ranging from $1.05 to 1.39 per share. Some of these options vested 50% upon issuance and the remainder vest on their one year anniversary. Some options vest ratably over two years while some vest upon the achievement of certain benchmarks. The options issued during the year ended May 31, 2013 have been valued at $943,450 for which $591,629 of compensation expense has been recorded. The balance of the option expense recorded during the year ended May 31, 2013 is related to options issued in prior years.

A summary of the Common Stock option activity for employees, directors, officers and consultants as of May 31, 2013 and for the three years then ended is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding at May 31, 2011	1,538,927	$1.99	3.70
Granted	750,000	$1.01	10
Exercised	0	0	0
Forfeited	0	0	0
Expired	(20,000)	0	0
Outstanding at May 31, 2012	2,268,927	$1.27	7.65
Granted	1,000,000	$1.22	10
Exercised	0	0	0
Forfeited	0	—	0
Expired	(211,385)	$7.52	0
Outstanding at May 31, 2013	3,057,542	$1.09	8.08
Exercisable at May 31, 2013	2,332,543	$1.10	7.60

The outstanding and exercisable stock options as of May 31, 2013 and 2012 had an intrinsic value of $351,821 and $692,902, respectively.

The 1,000,000 options issued during the year were issued at an exercise price that was equal to the market price at the time the options were granted.

F-18

The following summarizes certain information regarding stock options at May 31, 2013:

	Total			Exercisable
Exercise Price Range	Number	Weighted Average Exercise Price	Weighted Average Remaining Life (years)	Number	Weighted Average Exercise Price	Weighted Average Remaining Life (years)
$0.00 – 1.00	1,230,543	$0.44	7.07	1,230,543	$0.44	7.07
$1.01 – 5.00	1,750,000	$1.13	8.95	1,025,000	1.13	8.95
$5.01 – 10.00	40,000	$7.50	.3	40,000	$7.50	.3
$10.01 – 15.00	37,000	$13.86	2.6	37,000	$13.86	2.6
	3,057,543	$1.09	8.08	2,332,543	$1.10	7.60
	Total			Exercisable

8.	SENIOR SECURED CONVERTIBLE NOTE - RELATED PARTY

On November 11, 2009, the Company issued a $1 Million Secured Note to Niobe, its majority stockholder, which is controlled by the Company’s President and Director, Arnold P. Kling.  The $1 Million Secured Note bears interest at a rate of 3% per annum and matures on November 13, 2012.  In order to secure its obligations under the $1 Million Secured Note, the Company also entered into a Security Agreement dated November 11, 2009 (the “Security Agreement”) granting Niobe a security interest in substantially all of its personal property and assets, including its intellectual property.

The Company evaluated the conversion feature of the $1 Million Secured Note and determined that under the accounting guidance for “Accounting for Convertible Securities with Beneficial Conversion Features” that a value should be attributed to the embedded conversion feature. On November 11, 2009, the date of issuance of the $1 Million Secured Note, the fair market value of each of the Company’s shares was $0.35. The Company has determined that the maximum allocation to the conversion feature should be $521,793 and will reduce the face amount of the convertible debt carried on its balance sheet. This discount will be amortized over 36 months and will serve to increase the interest expense of the $1 Million Secured Note during its term.

On December 2, 2009, the Company entered into a Credit Facility Agreement dated December 2, 2009 (the “Facility”) with Niobe which will provide up to $2.0 million of additional capital in the form of secured loans from Niobe at any time prior to June 30, 2012 subject to the achievement of certain predetermined benchmarks.

On February 11, 2011, pursuant to the terms of the $1 Million Secured Note, Niobe exercised their right to convert the debt into equity. As a result, the Company issued 4,510,870 shares of Common Stock to Niobe and canceled the $1 million obligation as well as $37,500 of accrued interest thereon.

For the purpose of providing the Company with additional working capital, on February 11, 2011, pursuant to the Credit Facility Agreement, Niobe acquired from the Company a senior secured convertible promissory note, dated February 11, 2011 (the “$2 Million Secured Convertible Note”), in the principal amount of $2,000,000, convertible into Common Stock at a conversion price equal to $0.23 per share for an aggregate of 8,695,652 shares of Common Stock (not including accrued interest thereon.) The $2 Million Secured Convertible Note bears interest at a rate of 3% per annum and had an original maturity date of December 31, 2012. In December 2012, Niobe agreed, for no consideration, to extend the maturity date to December 31, 2013.

The Company evaluated the conversion feature of the $2 Million Secured Convertible Note and determined that under the accounting guidance for “Accounting for Convertible Securities with Beneficial Conversion Features” that a value should be attributed to the embedded conversion feature. On February 11, 2011, the date of issuance of the $2 Million Secured Convertible Note, the fair market value of each of the Company’s shares was $1.20. The Company determined that the maximum allocation to the conversion feature should be $1,616,667 and reduced the face amount of the convertible debt carried on its balance sheet. This discount was amortized over 22 months and served to increase the interest expense of the Secured Note during its term. As of May 31, 2013, none of the original discount remained.

In connection with the Facility, on December 2, 2009, the Security Agreement securing the Company’s obligations under the $1 Million Secured Note was amended and restated to also secure any incremental obligations under the Facility (the “Amended Security Agreement”). Pursuant to the Amended Security Agreement, Niobe has a security interest in substantially all of its personal property and assets, including its intellectual property to collateralize all amounts due to it under the Secured Note and the Facility.

F-19

The Amended Security Agreement was amended in connection with the Company’s issuance of the Secured Notes (as described in Note 9, below).

9.	SENIOR SECURED NOTE – RELATED PARTY

On February 1, 2012, the Company raised $1,000,000 of working capital pursuant to a loan from Niobe its majority stockholder, which is controlled by the Company’s President and Director, Arnold P. Kling. The Company issued to Niobe a secured promissory note in the principal amount of $1,000,000 (the “February 2012 Secured Note”). The February 2012 Secured Note bears interest at a rate of 3% per annum and matures on February 1, 2014.

On June 5, 2012, the Company raised an additional $1,000,000 of working capital pursuant to a loan from Niobe and issued to Niobe a secured promissory note in the principal amount of $1,000,000, which bears interest at a rate of 3% per annum and matures on May 31, 2014 (the “June 2012 Secured Note”).

On October 1, 2012, the Company raised $800,000 of additional working capital pursuant to loans from Niobe and issued to Niobe secured promissory notes in the principal amount of $800,000, which bear interest at a rate of 3% per annum and matures on October 1, 2014 (the “October 2012 Secured Note”).

On December 3, 2012, the Company raised $700,000 of additional working capital pursuant to a loan from Niobe and issued to Niobe a secured promissory note in the principal amount of $700,000, which bears interest at a rate of 3% per annum and matures on October 1, 2014 (the “December 2012 Secured Note”).

Collectively, the February 2012 Secured Note, the June 2012 Secured Note, the October 2012 Secured Note and the December 2012 Secured Note are hereinafter referred to as the “2012 Secured Notes.”

On January 18, 2013, the Company raised $2,500,000 of additional working capital pursuant to a loan from Niobe and issued to Niobe a secured promissory note in the principal amount of $2,500,000, which bears interest at a rate of 3% per annum and matures on January 15, 2015 (the “January 2013 Secured Note”).

On May 13, 2013, the Company raised $2,000,000 of additional working capital pursuant to a loan from Niobe and issued to Niobe a secured promissory note in the principal amount of $2,000,000, which bears interest at a rate of 3% per annum and matures on May 13, 2015 (the “May 2013 Secured Note”).

Collectively, the January 2013 Secured Note and the May 2013 Secured Note are hereinafter referred to as the “2013 Secured Notes.”

Collectively, the 2012 Secured Notes and the 2013 Secured Notes represent a total of $8,000,000 in principal amount of loans from Niobe and are hereinafter referred to as the “Secured Notes.”

Payment of the principal and accrued interest on the Secured Notes will, at Niobe’s election, automatically become immediately due and payable if we undertake certain Fundamental Transactions or upon an Event of Default, both as defined in the Secured Notes.

The Company’s obligations under the $2 Million Secured Convertible Note and the Secured Notes are secured by a security agreement granting Niobe a security interest in substantially all of the Company’s personal property and assets, including its intellectual property.

10.	STOCKHOLDERS EQUITY

On December 8, 2010, the Company effected a reverse stock split of the outstanding shares of its common stock, with par value of $0.00001 per share (“Common Stock”), on the basis of one (1) share of Common Stock for each five (5) shares of Common Stock outstanding. All references in these financial statements and notes to financial statements to number of shares, price per share and weighted average number of shares outstanding of Common Stock prior to this reverse stock split have been adjusted to reflect the reverse stock split on a retroactive basis unless otherwise noted. An additional 68 shares were issued as a result of the fractional shares created from this reverse stock split.

On December 8, 2010, the Company authorized one (1) million shares of a “blank check” class of preferred stock.

The data presented for stockholders' equity for the period of September 2003 to May 31, 2008 is unaudited.

F-20

On September 18, 2003, the Company raised $12,657,599 through the sale of 1,489,129 shares of Common Stock at $8.50 per share, with warrants to purchase an additional 632,879 shares of Common Stock, at an exercise price of $12.00 per share. These warrants expired on September 19, 2008. Net of transaction costs of $1,301,536, the Company’s proceeds were $11,356,063.

On May 25, 2005, the Company raised $5,057,885 through the sale of 518,758 shares of Common Stock at $9.75 per share, with warrants to purchase an additional 184,024 shares of Common Stock, at an exercise price of $11.25 per share. All of these warrants expired on May 25, 2010.  Net of transaction costs of $206,717, the Company’s proceeds were $4,851,168.

On December 30, 2005, the Company raised $5,839,059 through the sale of 519,026 shares of Common Stock at $11.25 per share, with warrants to purchase an additional 129,757 shares of Common Stock, at an exercise price of $14.95 per share. The Company also issued warrants to purchase 45,415 shares of Common Stock, at an exercise price of $14.95 per share, to the placement agent.  All of these warrants expired on December 30, 2010.  Net of transaction costs of approximately $328,118, the Company’s proceeds were $5,510,941.

In the fourth fiscal quarter of 2006, existing investors exercised 70,320 warrants which resulted in $786,538 in cash proceeds.

On July 7, 2006, the Company raised $14,217,660, net of transaction costs of $959,874, through the sale of 1,214,203 shares of Common Stock at $12.50 per share, with warrants to purchase an additional 303,551 shares of Common Stock, at an exercise price of $19.25 per share. The Company also issued warrants to purchase 106,243 shares of Common Stock, at an exercise price of $19.25 per share, to the placement agent.  All of these warrants expired on July 7, 2011.

In the first fiscal quarter of 2007, existing investors and option holders exercised 26,700 warrants and 1,200 options which resulted in $315,574 in cash proceeds.

On November 11, 2009 (the “Effective Date”), the Company consummated a financing transaction in which it raised $3,000,000 of additional working capital pursuant to a Securities Purchase Agreement dated that date (the “Purchase Agreement”) with Niobe Ventures, LLC (“Niobe”), a Delaware limited liability company (the “Financing”). Pursuant to the Purchase Agreement, the Company issued to the Investor (i) 8,695,652 restricted shares of Common Stock at a purchase price of $0.23 per share (or $2,000,000 in the aggregate) and (ii) a senior secured convertible promissory note in the principal amount of $1,000,000 and convertible into shares of Common Stock at an initial conversion price equal to $0.23 per share (the “$1 Million Secured Note”).

On December 2, 2009, the Company entered into the Facility with Niobe, which will provide up to $2.0 million of additional capital in the form of secured loans from Niobe to the Company at any time prior to June 30, 2012 subject to its achievement of certain predetermined benchmarks. On February 11, 2011, Niobe, pursuant to the Facility, advanced the Company $2 million. On the same date, Niobe converted the $1 million Secured Note and $37,500 of accrued interest thereon, into 4,510,870 shares of Common Stock.

11.	SUBSEQUENT EVENTS

On August 27, 2013, Niobe elected to convert the $2 Million Secured Convertible Note and $155,000 of accrued interest thereunder into 9,369,565 shares of Common Stock.

On August 27, 2013, the Company raised $1,000,000 of additional working capital pursuant to an incremental loan from Niobe and issued to Niobe a secured promissory note in the principal amount of $1,000,000, which bears interest at a rate of 3% per annum and matures on August 27, 2015.

On October 11, 2013, the Company issued a Consolidated, Amended and Restated Promissory Note to Niobe in the principal amount of $9,219,366.67 (the “Consolidated Note”).  The face amount of the Consolidated Note reflects the $9,000,000 aggregate principal amount of the Secured Notes plus interest accrued at 3% per annum on each note from its respective date of issuance.  The terms of the Consolidated Note are identical to the Secured Notes except that: (a) the maturity date is September 1, 2015, which is after the latest maturity date of any of the Secured Notes; and (b) it provides for partial mandatory repayment in the event that the Company receives aggregate gross proceeds in excess of $7,500,000 from a single or multiple “Liquidity Events” in an amount equal to twenty-five (25%) percent of such gross proceeds.  A “Liquidity Event” means (a) the sale of any of our equity, or equity-linked, securities, and (b) the receipt of proceeds, directly or indirectly related to a development and/or commercialization relationship entered into with an unaffiliated third party. In the Secured Notes, the entire principal amount of each note was due, at Niobe’s election, upon the consummation of an equity financing of $7,500,000 or greater.  Consistent with the terms of the Secured Notes and related security agreements entered into, the Company’s obligations under the Consolidated Note are secured by a first priority perfected security interest in all of the assets of the Company pursuant to a Consolidated, Amended and Restated Security Agreement dated October 11, 2013 between the Company and Niobe.

F-21

In December 2013 the Company issued non-qualified stock options for an aggregate of 450,000 shares of Common Stock, each with an exercise price of $8.50 per share, to three consultants.  Each of the options expires 10 years from the date of grant.

The Company has evaluated subsequent events and has determined that there were no other subsequent events to recognize or disclose in these financial statements.

F-22

PROTALEX, INC.

(A Development Stage Company)

CONDENSED BALANCE SHEETS

	November 30,	May 31,
	2013	2013
	(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$1,083,940	$2,457,046
Prepaid expenses	85,436	42,320
Total current assets	1,169,376	2,499,366

OTHER ASSETS:
Intellectual technology property, net of accumulated amortization of $13,578 and $13,068 as of November 30, 2013 and May 31, 2013, respectively	5,957	6,467

Total other assets	5,957	6,467

Total Assets	$1,175,333	$2,505,833

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES:
Accounts payable	$273,818	$671,738
Accrued expenses	260,828	62,517
Current portion – long term debt, related party,	0	4,210,833

Total current liabilities	534,646	4,945,088

LONG TERM LIABILITIES:
Senior Secured Note – related party	9,219,366	6,000,000
Senior Secured Note Accrued Interest – related party	38,414	57,616
Total liabilities	9,792,426	11,002,704

STOCKHOLDERS' EQUITY (DEFICIT)
Preferred stock, par value $0.00001, 1,000,000 shares authorized; none issued and outstanding	0	0
Common stock, par value $0.00001, 100,000,000 shares authorized; 28,296,248 and 18,926,683 shares issued and outstanding, respectively	283	189
Additional paid in capital	56,121,470	53,237,993
Deficit accumulated during the development stage	(64,738,846)	(61,735,053)
Total stockholders’ equity (deficit)	(8,617,093)	(8,496,871)
Total liabilities and stockholders’ equity (deficit)	$1,175,333	$2,505,833

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-23

PROTALEX, INC.

(A Development Stage Company)

CONDENSED STATEMENTS OF OPERATIONS

	Three Months Ended November 30, 2013	Three Months Ended November 30, 2012	Six Months Ended November 30, 2013	Six Months Ended November 30, 2012	From Inception (September 17, 1999) Through November 30, 2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$0	$0	$0	$0	$0
Operating Expenses
Research and development (including depreciation and amortization)	685,409	835,031	1,618,527	1,510,133	37,994,022
Administrative (including depreciation and amortization)	607,002	243,560	979,761	557,687	20,794,196
Professional fees	130,887	87,978	260,664	213,578	5,332,266
Depreciation and amortization	255	255	510	510	183,476
Operating loss	(1,423,553)	(1,166,824)	(2,859,462)	(2,281,908)	(64,303,960)

Other income (expense)
Interest income	1	3	2	27	2,211,849
Interest expense	(67,998)	(254,142)	(144,333)	(503,117)	(2,646,735)
Net loss	$(1,491,550)	$(1,420,963)	$(3,003,793)	$(2,784,998)	$(64,738,846)
Weighted average number of common shares outstanding	28,296,248	18,926,683	23,767,625	18,926,683
Loss per common share – basic and diluted	$(0.05)	$(0.08)	$(0.13)	$(0.15)

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-24

PROTALEX, INC.

(A Development Stage Company)

CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

From Inception (September 17, 1999) through November 30, 2013

(Unaudited)

					Deficit
					Accumulated
			Additional	Common	During The
	Common Stock		Paid in	Stock-	Development
	Shares	Amount	Capital	Contra	Stage	Total
September 17, 1999 — initial issuance of 2,000 shares for intellectual technology license at $.15 per share	2,000	$300	$0	$0	$0	$300
September 30, 1999 — cost of public shell acquisition over net assets acquired to be accounted for as a Recapitalization	0	0	0	(250,000)	0	(250,000)
October 27, 1999 — issuance of 17 shares to individual for $25,000	17	25,000	0	0	0	25,000
November 15, 1999 — reverse merger transaction with Enerdyne Corporation, net transaction amounts	1,794,493	118,547	0	(118,547)	0	0
November 18, 1999 — February 7, 2000 — issuance of 91,889 shares to various investors at $1.80 per share	91,889	165,400	0	0	0	165,400
January 1, 2000 — issuance of 20,000 shares in exchange for legal services	20,000	15,000	0	0	0	15,000
May 1 - 27, 2000 — issuance of 128,000 shares to various investors at $5.00 per share	128,000	640,000	0	0	0	640,000
May 27, 2000 — issuance of 329 shares to an individual in exchange for interest Due	329	1,644	0	0	0	1,644
Net loss for the year ended May 31, 2000	0	0	0	0	(250,689)	(250,689)
Balance, May 31, 2000	2,036,728	965,891	0	(368,547)	(250,689)	346,655
December 7, 2000 — issuance of 85,000 shares to various investors at $5.00 per share	85,000	425,000	0	0	0	425,000
May 31, 2001 — Forgiveness of debt owed to stockholder	0	0	40,000	0	0	40,000
Net loss for the year ended May 31, 2001	0	0	0	0	(553,866)	(553,866)
Balance, May 31, 2001	2,121,728	1,390,891	40,000	(368,547)	(804,555)	257,789
August 13, 2001 — Contribution by Stockholders	0	0	143,569	0	0	143,569
November 7, 2001 — issuance of 176,320 Shares at $6.25 per share	176,320	1,102,000	0	0	0	1,102,000
November 26, 2001 — options issued to board member	0	0	133,000	0	0	133,000
Net loss for the year ended May 31, 2002	0	0	0	0	(1,280,465)	(1,280,465)
Balance, May 31, 2002	2,298,048	2,492,891	316,569	(368,547)	(2,085,020)	355,893
July 5, 2002 — issuance of 168,400 shares at $7.50 per share	168,400	1,263,000	0	0	0	1,263,000
July 1, 2002 - May 1, 2003 – purchase of common stock from stockholder at $3.50 per share	(26,191)	(91,667)	0	0	0	(91,667)
January 15, 2003 - May 15, 2003 — common stock issued to Company president	8,334	82,841	0	0	0	82,841
May 14, 2003 — common stock issued to employee	1,000	11,250	0	0	0	11,250
June 1, 2002 - May 31, 2003 – compensation related to stock options issued to board members, employees and consultants	0	0	287,343	0	0	287,343
Net loss for the year ended May 31, 2003	0	0	0	0	(1,665,090)	(1,665,090)
Balance, May 31, 2003	2,449,591	3,758,315	603,912	(368,547)	(3,750,110)	243,570

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-25

PROTALEX, INC.

(A Development Stage Company)

CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)- (continued)

From Inception (September 17, 1999) through November 30, 2013

(Unaudited)

					Deficit
					Accumulated
			Additional	Common	During The
	Common Stock		Paid in	Stock-	Development
	Shares	Amount	Capital	Contra	Stage	Total
June 15, 2003, common stock issued to Company president	1,667	16,418	0	0	0	16,418
June 15, 2003, purchase of common stock from stockholder	(2,419)	(8,333)	0	0	0	(8,333)
September 18, 2003 – issuance of 1,489,129 of common stock issued in private placement At $8.50 per share, net of transaction costs	1,489,129	11,356,063	0	0	0	11,356,063
September 19, 2003 – repurchase and retired 598,961 shares for $300,000	(598,961)	(300,000)	0	0	0	(300,000)
December 12, 2003 – issuance of 7,880 shares to terminated employees at $13.00 per share	7,880	102,438	0	0	0	102,438
March 1, 2004 – common stock issued to employee at $12.75 per share	10,000	127,500	0	0	0	127,500
May 31, 2004 – reclassify common stock contra to common stock	0	(368,547)	0	368,547	0	0
June 1, 2003 – May 31, 2004 – compensation related to stock options issued to board members, employees and consultants	0	0	448,096	0	0	448,096
Net loss for the year ended May 31, 2004	0	0	0	0	(2,989,364)	(2,989,364)
Balance, May 31, 2004	3,356,887	14,683,854	1,052,008	0	(6,739,474)	8,996,388
November 30, 2004 – adjust March 1, 2004 common stock issued to employee	0	(20,000)	0	0	0	(20,000)
January 13, 2005 – common stock issued to employee at $12.75 per share	3,000	38,250	0	0	0	38,250
February 28, 2005 – Reclass Par Value for Reincorporation into DE as of 12/1/04	0	(14,702,070)	14,702,070	0	0	0
May 25, 2005 - issuance of 518,757 shares of common stock issued in private placement At $9.75 per share, net of transaction costs	518,757	5	4,851,188	0	0	4,851,193
June 1, 2004 – May 31, 2005 – compensation related to stock options issued to board members, employees and consultants	0	0	308,711	0	0	308,711
Net loss for the year ended May 31, 2005	0	0	0	0	(5,567,729)	(5,567,729)
Balance, May 31, 2005	3,878,644	39	20,913,977	0	(12,307,203)	8,606,813
August 23, 2005 – common stock issued to employee	8,000	0	100,000	0	0	100,000
October 19, 2005 – common stock issued to employee	2,000	0	25,000	0	0	25,000
December 30, 2005 – issuance of 519,026 shares of common stock issued in private placement at $11.25 per share, net of transaction costs	519,026	5	5,510,962	0	0	5,510,967
June 1, 2005 – May 31, 2006 – warrants exercised	70,320	1	786,537	0	0	786,538
June 1, 2005– May 31, 2006 – compensation related to stock options issued to board members, employees and consultants	0	0	404,679	0	0	404,679
Net loss for the year ended May 31, 2006	0	0	0	0	(6,104,402)	(6,104,402)
Balance, May 31, 2006	4,477,990	45	27,741,155	0	(18,411,605)	9,329,595

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-26

PROTALEX, INC.

(A Development Stage Company)

CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)- (continued)

From Inception (September 17, 1999) through November 30, 2013

(Unaudited)

					Deficit
					Accumulated
			Additional	Common	During The
	Common Stock		Paid in	Stock-	Development
	Shares	Amount	Capital	Contra	Stage	Total
July 7, 2006 – issuance of 1,214,203 shares of common stock issued in private placement at $12.50 per share, net of transaction costs	1,214,203	12	14,217,709	0	0	14,217,721
June 1, 2006 – May 31, 2007 – warrants exercised	26,700	0	300,374	0	0	300,374
June 1, 2006 – May 31, 2007 – stock options exercised	1,200	0	15,200	0	0	15,200
June 1, 2006 – May 31, 2007 – share based compensation to board members, employees and consultants	0	0	1,826,850	0	0	1,826,850
Net loss for the year ended May 31, 2007	0	0	0	0	(8,451,942)	(8,451,942)
Balance, May 31, 2007 – (Unaudited)	5,720,093	57	44,101,288	0	(26,863,547)	17,237,798
June 1, 2007 – May 31, 2008 – share based compensation to board members, employees and consultants	0	0	1,011,025	0	0	1,011,025
Net loss for the year ended May 31, 2008	0	0	0	0	(10,490,758)	(10,490,758)
Balance, May 31, 2008 – (Unaudited)	5,720,093	57	45,112,313	0	(37,354,305)	7,758,065
June 1, 2008 – May 31, 2009 – shared-based compensation to board members, employees and consultants	0	0	753,268	0	0	753,268
Net loss for the year ended May 31, 2009	0	0	0	0	(7,230,206)	(7,230,206)
Balance, May 31, 2009	5,720,093	57	45,865,581	0	(44,584,511)	1,281,127
June 1, 2009 – May 31, 2010 – shared-based expense to employees and debt holders	0	0	335,741	0	0	335,741
November 11, 2009 – record beneficial conversion value attached to senior secured convertible debt	0	0	521,793	0	0	521,793
November 11, 2009 – issuance of 8,695,692 shares of common stock at $.23	8,695,652	87	1,999,913	0	0	2,000,000
Net loss for the year ended May 31, 2010	0	0	0	0	(3,067,842)	(3,067,842)
Balance, May 31, 2010	14,415,745	144	48,723,028	0	(47,652,353)	1,070,819
June 1, 2010 – May 31, 2011 – shared-based expense to employees and debt holders	0	0	124,722	0	0	124,722
Issuance of additional shares – reverse split	68	0	0	0	0	0
February 11, 2011 – record beneficial conversion value attached to senior secured convertible debt	0	0	1,616,667	0	0	1,616,667
February 11, 2011 – issuance of 4,510,870 shares of common stock	4,510,870	45	1,037,455	0	0	1,037,500
Net loss for the year ended May31, 2011	0	0	0	0	(3,357,882)	(3,357,882)
Balance, May 31, 2011	18,926,683	189	51,501,872	0	(51,010,235)	491,826
June 1, 2011 – May 31, 2012 – shared-based expense to employees and debt holders	0	0	829,144	0	0	829,144
Net loss for the year ended May31, 2012	0	0	0	0	(4,444,584)	(4,444,584)
Balance, May 31, 2012	18,926,683	189	52,331,016	0	(55,454,819)	(3,123,614)
June 1, 2012 – May 31, 2013 – shared-based expense to employees and debt holders	0	0	906,977	0	0	906,977
Net loss for the year ended May31, 2013	0	0	0	0	(6,280,234)	(6,280,234)
Balance, May 31, 2013	18,926,683	189	53,237,993	0	(61,735,053)	(8,496,871)

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-27

PROTALEX, INC.

(A Development Stage Company)

CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)- (continued)

From Inception (September 17, 1999) through November 30, 2013

(Unaudited)

					Deficit
					Accumulated
			Additional	Common	During The
	Common Stock		Paid in	Stock-	Development
	Shares	Amount	Capital	Contra	Stage	Total
June 1, 2013 – November 30, 2013 – share based compensation to employees	0	0	728,571	0	0	728,571
August 27, 2013 – issuance of 9,369,565 shares of common stock	9,369,565	94	2,154,906	0	0	2,155,000
Net loss for the period ended November 30, 2013	0	0	0	0	(3,003,793)	(3,003,793)
Balance, November 30, 2013 – (Unaudited)	28,296,248	$283	$56,121,470	$0	$(64,738,846)	$(8,617,093)

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-28

PROTALEX, INC.

(A Development Stage Company)

CONDENSED STATEMENTS OF CASH FLOWS

	Six Months	Six Months	From Inception (September 17, 1999)
	Ended	Ended	Through
	November 30,	November 30,	November 30,
	2013	2012	2013
	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,003,793)	$(2,784,998)	$(64,738,846)
Adjustments to reconcile net loss to net cash and cash equivalents used in operating activities
(Gain) on disposal of equipment, net	0	0	(81,544)
Depreciation and amortization	510	468,460	1,971,650
Equity based expense	728,571	342,312	9,322,542
(Increase)/decrease in:
Prepaid expenses and deposits	(43,116)	(42,894)	(93,426)
Increase/(decrease) in:
Accounts payable and accrued expenses	(55,278)	59,136	1,352,930
Net cash and cash equivalents used in operating activities	(2,373,106)	(1,957,984)	(52,266,694)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of intellectual technology license – fee portion	0	0	(20,000)
Refund of security deposits	0	0	7,990
Acquisition of equipment	0	0	(905,936)
Excess of amounts paid for public shell over assets acquired to be accounted for as a recapitalization	0	0	(250,000)
Proceeds from disposal of equipment	0	0	229,135
Net cash and cash equivalents used in investing activities	0	0	(938,811)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from stock issuance, including options and warrants exercised	0	0	42,658,458
Principal payment on equipment notes payable and capital leases	0	0	(295,411)
Contribution by stockholders	0	0	183,569
Principal payment on note payable to individuals	0	0	(225,717)
Issuance of note payable to individuals	1,000,000	1,800,000	12,368,546
Acquisition of common stock	0	0	(400,000)
Net cash and cash equivalents provided by financing activities	1,000,000	1,800,000	54,289,445

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(1,373,106)	(157,984)	1,083,940
Cash and cash equivalents, beginning of period	2,457,046	190,395	0
Cash and cash equivalents, ending of period	$1,083,940	$32,411	$1,083,940
SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION:
Interest paid	$0	$0	$66,770
Taxes paid	$0	$0	$100
NON-CASH FINANCING ACTIVITIES:
Conversion of debt for equity	$2,155,000	$0	$3,192,500

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-29

PROTALEX, INC.

(A Company in the Development Stage)

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

From Inception (September 17,1999) through November 30, 2013

NOTE 1. ORGANIZATION AND BUSINESS ACTIVITIES

Protalex, Inc., a Delaware corporation, (“we,” “us,” “our,” the “Company” or “its”) is a development stage company focused on the development of a class of biopharmaceutical drugs for treating autoimmune inflammatory diseases including rheumatoid arthritis (RA). Its lead product, PRTX-100, is a formulation of highly-purified staphylococcal protein A, which is an immunomodulatory protein produced by bacteria.

The Company maintains an administrative office in Summit, New Jersey and currently outsources all of its product development and regulatory activities, including clinical trial activities, manufacturing and laboratory operations to third-party contract research organizations and facilities.

In April 2009, the Company ceased all operations and terminated all employees in light of insufficient funds to continue its clinical trials and related product development. The Company’s business was dormant until new management took control of its operations in November 2009 following the change in control transaction more fully described below. The Company is currently actively pursuing the commercial development of PRTX-100 for the treatment of RA.

On December 8, 2010, the Company effected a reverse stock split of the outstanding shares of its common stock, with par value of $0.00001 per share (“Common Stock”), on the basis of one share of Common Stock for each five shares of Common Stock outstanding. Unless otherwise noted, all references in these financial statements and notes to financial statements to number of shares, price per share and weighted average number of shares outstanding of Common Stock prior to this reverse stock split have been adjusted to reflect the reverse stock split on a retroactive basis.

PRTX-100 has demonstrated effectiveness in animal models of autoimmune diseases as well as demonstrated activity on cultured human immune cells at very low concentrations; however, the effectiveness of PRTX-100 shown in pre-clinical studies using animal models may not be predictive of the results that the Company would see in future human clinical trials. The safety, tolerability and pharmacokinetics (PK) of PTRX-100 in humans have now been characterized in four clinical studies, with a fifth clinical study nearing completion. The Company does not anticipate generating operating revenue for the foreseeable future and does not currently have any products that are marketable.

NOTE 2. CHANGE OF OWNERSHIP TRANSACTION

On November 11, 2009 (the “Effective Date”), the Company consummated a financing transaction (the “Financing”) in which it raised $3,000,000 of working capital pursuant to a Securities Purchase Agreement (the “Purchase Agreement”) with Niobe Ventures, LLC, a Delaware limited liability company (“Niobe”). Pursuant to the Purchase Agreement, the Company issued to Niobe (i) 8,695,652 restricted shares of Common Stock at a purchase price of $0.23 per share (or $2 million in the aggregate) and (ii) a senior secured convertible promissory note in the principal amount of $1 million convertible into shares of Common Stock at an initial conversion price equal to $0.23 per share (the “$1 Million Secured Note”). On February 11, 2011, Niobe converted the $1 Million Secured Note, including $37,500 of accrued interest thereon, into 4,510,870 shares of Common Stock.

On February 11, 2011, for the purpose of providing the Company with additional working capital, pursuant to an existing Credit Facility Agreement dated as of December 2, 2009 (the “Facility”) with Niobe, the Company issued to Niobe a senior secured convertible promissory note in the principal amount of $2 million (the “$2 Million Secured Convertible Note”). The $2 Million Secured Convertible Note provided for conversion of interest and principal into shares of Common Stock at a conversion price of $0.23 per share, bore interest at a rate of 3% per annum and had a maturity date of December 31, 2012 (which in December 2012 Niobe agreed, for no consideration, to extend until December 31, 2013).

The $2 Million Secured Convertible Note was convertible into shares of Common Stock at any time, by the holder, subject only to the requirement that the Company have sufficient authorized shares of Common Stock available after taking into account all outstanding shares of Common Stock and the maximum number of shares issuable under all issued and outstanding convertible securities.  On August 27, 2013, Niobe elected to convert the $2 Million Secured Convertible Note and $155,000 of accrued interest thereunder into 9,369,565 shares of Common Stock.

On February 1, 2012, the Company raised $1,000,000 of working capital pursuant to a loan from Niobe. The Company issued to Niobe a secured promissory note in the principal amount of $1,000,000 (the “February 2012 Secured Note”). The February 2012 Secured Note bears interest at a rate of 3% per annum and matures on February 1, 2014.

F-30

NOTE 2. CHANGE OF OWNERSHIP TRANSACTION (Continued):

On June 5, 2012, the Company raised $1,000,000 of additional working capital pursuant to an incremental loan from Niobe and issued to Niobe a secured promissory note in the principal amount of $1,000,000, which bears interest at a rate of 3% per annum and matures on May 31, 2014 (the “June 2012 Secured Note”).

On October 1, 2012, the Company raised $800,000 of additional working capital pursuant to an incremental loan from Niobe and issued to Niobe a secured promissory note in the principal amount of $800,000, which bear interest at a rate of 3% per annum and matures on October 1, 2014 (the “October 2012 Secured Note”).

On December 3, 2012, the Company raised $700,000 of additional working capital pursuant to an incremental loan from Niobe and issued to Niobe a secured promissory note in the principal amount of $700,000, which bears interest at a rate of 3% per annum and matures on October 1, 2014 (the “December 2012 Secured Note”).

Collectively, the February 2012 Secured Note, the June 2012 Secured Note, the October 2012 Secured Note and the December 2012 Secured Note are hereinafter referred to as the “2012 Secured Notes.”

On January 18, 2013, the Company raised $2,500,000 of additional working capital pursuant to an incremental loan from Niobe and issued to Niobe a secured promissory note in the principal amount of $2,500,000, which bears interest at a rate of 3% per annum and matures on January 15, 2015 (the “January 2013 Secured Note”).

On May 13, 2013, the Company raised $2,000,000 of additional working capital pursuant to an incremental loan from Niobe and issued to Niobe a secured promissory note in the principal amount of $2,000,000, which bears interest at a rate of 3% per annum and matures on May 13, 2015 (the “May 2013 Secured Note”).

On August 27, 2013, the Company raised $1,000,000 of additional working capital pursuant to an incremental loan from Niobe and issued to Niobe a secured promissory note in the principal amount of $1,000,000, which bears interest at a rate of 3% per annum and matures on August 27, 2015 (the “August 2013 Secured Note”).

Collectively, the January 2013 Secured Note, the May 2013 Secured Note and the August 2013 Secured Note are hereinafter referred to as the “2013 Secured Notes.”

Collectively, the 2012 Secured Notes and the 2013 Secured Notes represent a total of $9,000,000 in principal amount of loans from Niobe and are hereinafter referred to as the “Secured Notes.”

On October 11, 2013, the Company issued a Consolidated, Amended and Restated Promissory Note to Niobe in the principal amount of $9,219,366.67 (the “Consolidated Note”).  The face amount of the Consolidated Note reflects the $9,000,000 aggregate principal amount of the Secured Notes plus interest accrued at 3% per annum on each note from its respective date of issuance.  The terms of the Consolidated Note are identical to the Secured Notes except that: (a) the maturity date is September 1, 2015, which is after the latest maturity date of any of the Secured Notes; and (b) it provides for partial mandatory repayment in the event that the Company receives aggregate gross proceeds in excess of $7,500,000 from a single or multiple “Liquidity Events” in an amount equal to twenty-five (25%) percent of such gross proceeds.  A “Liquidity Event” means (a) the sale of any of our equity, or equity-linked, securities, and (b) the receipt of proceeds, directly or indirectly related to a development and/or commercialization relationship entered into with an unaffiliated third party. In the Secured Notes, the entire principal amount of each note was due, at Niobe’s election, upon the consummation of an equity financing of $7,500,000 or greater.  Consistent with the terms of the Secured Notes and related security agreements entered into, the Company’s obligations under the Consolidated Note are secured by a first priority perfected security interest in all of the assets of the Company pursuant to a Consolidated, Amended and Restated Security Agreement dated October 11, 2013 between the Company and Niobe.

All of the securities issued in the aforementioned financings were issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Act”) pursuant to Section 4(6) and Rule 506 of Regulation D thereof.  The offer, sale and issuance of such securities were made without general solicitation or advertising. The securities were offered and issued only to “accredited investors” as such term is defined in Rule 501 under the Act.

F-31

NOTE 3. GOING CONCERN

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The ability of the Company to continue as a going concern is dependent upon developing products that are regulatory approved and market accepted. There is no assurance that these plans will be realized in whole or in part. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Since inception, the Company has incurred an accumulated deficit of $64,738,846 through November 30, 2013. For the years ended May 31, 2013 and 2012, the Company had net losses of $6,280,234 and $4,444,584, respectively and for the six months ended November 30, 2013, the Company had a net loss of $3,003,793. The Company used $4,733,349 and $2,351,630 of cash in operating activities for the years ended May 31, 2013 and 2012, respectively, and $2,373,106 during the six months ended November 30, 2013. As of November 30, 2013, the Company had cash and cash equivalents of $1,083,940 and net working capital of $634,730. The Company has incurred negative cash flow from operating activities since its inception. The Company has spent, and subject to obtaining additional financing, expects to continue to spend, substantial amounts in connection with executing its business strategy, including continued development efforts relating to PRTX-100.

The Company has no significant payments due on long-term obligations since, as discussed above in Note 2, on October 11, 2013, the Company issued the Consolidated Note to Niobe. However, the Company has entered into a significant number of contracts to perform clinical trials during the remainder of 2013 and the early part of 2014 and it will need to raise additional capital in the future to fund the ongoing FDA approval process. If the Company is unable to (a) raise additional capital, (b) obtain approval of its future IND applications, or (c) otherwise achieve successes in the FDA approval process, its ability to sustain its operations would be significantly jeopardized.

The most likely sources of additional financing include the private sale of the Company’s equity or debt securities or loans from the Company’s majority stockholder. Additional capital that is required by the Company may not be available on reasonable terms, or at all.

NOTE 4. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim financial data contained in this Report is unaudited; however in the opinion of management, the interim data includes all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the interim period. The financial statements included herein have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to such rules and regulations, although the Company believes that the disclosures included herein are adequate to make the information presented not misleading.  The results of operations in interim periods are not necessarily indicative of the results that may be expected for the full year.

Information regarding the organization and business of the Company, accounting policies followed by the Company and other important information is contained in the notes to the Company's financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 2013. This quarterly report should be read in conjunction with such annual report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues and expense, and the disclosure of contingent assets and liabilities. Estimated amounts could differ materially from actual results.

Loss Per Common Share

The Financial Accounting Standards Board (FASB) has issued guidance for “Earnings Per Share” which provides for the calculation of “Basic” and “Diluted” earnings per share. Basic earnings per share includes no dilution and is computed by dividing net loss to common stockholders by the weighted average number of common shares outstanding for the period. All potentially dilutive securities consisting of employee stock options and warrants have been excluded from the computations since they would be antidilutive. However, these dilutive securities could potentially dilute earnings per share in future periods. As of November 30, 2013 the Company had potentially dilutive securities consisting of 3,117,543 stock options. As of November 30, 2012, the Company had potentially dilutive securities consisting of 2,642,191 stock options.

F-32

Cash and Cash Equivalents

For the purposes of reporting cash flows, the Company considers all cash accounts which are not subject to withdrawal restrictions or penalties, and highly liquid investments with original maturities of 60 days or less to be cash and cash equivalents. The cash and cash equivalent deposits are not insured by The Federal Deposit Insurance Corporation.

Share Based Compensation

Effective June 1, 2006, the Company adopted the FASB accounting guidance for fair value recognition provisions of the “Accounting for Share-Based Payment” using the modified prospective method. This standard requires the Company to measure the cost of employee services received in exchange for equity share options granted based on the grant-date fair value of the options. The cost is recognized as compensation expense over the vesting period of the options. Under the modified prospective method $728,571 and $342,312 compensation cost is included in operating expenses for the six months ended November 30, 2013 and November 30, 2012, respectively. These amounts included both the compensation cost of stock options granted prior to but not yet vested as of June 1, 2006 and compensation cost for all options granted subsequent to May 31, 2006. In accordance with the modified prospective application transition method, prior period results are not restated.  Incremental compensation cost for a modification of the terms or conditions of an award is measured by comparing the fair value of the modified award with the fair value of the award immediately before the modification. No tax benefit was recorded as of November 30, 2013 in connection with these compensation costs due to the uncertainty regarding ultimate realization of certain net operating loss carryforwards. The Company has also implemented the SEC interpretations in Staff Accounting Bulletin (“SAB”) for “Share-Based Payments,” in connection with the adoption of FASB accounting guidance.

The Board of Directors adopted and the stockholders approved the 2003 Stock Option Plan in October 2003 which was subsequently amended in October 2005. The plan was adopted to recognize the contributions made by the Company’s employees, officers, consultants, and directors, to provide those individuals with additional incentive to devote themselves to the Company’s future success, and to improve the Company’s ability to attract, retain and motivate individuals upon whom the Company’s growth and financial success depends. Under the plan, stock options for up to 900,000 shares may be granted as approved by the Board of Directors or the Compensation Committee.  No options granted under the plan are exercisable after the expiration of ten years (or less in the discretion of the Board of Directors or the Compensation Committee) from the date of the grant. The plan will continue in effect until terminated or amended by the Board of Directors.

The accounting guidance requires the use of a valuation model to calculate the fair value of each stock-based award. The Company uses the Black-Scholes model to estimate the fair value of stock options granted based on the following assumptions:

Expected Term or Life. The expected term or life of stock options granted issued represents the expected weighted average period of time from the date of grant to the estimated date that the stock option would be fully exercised. The weighted average expected option term was determined using a combination of the “simplified method” for plain vanilla options as allowed by the accounting guidance. The “simplified method” calculates the expected term as the average of the vesting term and original contractual term of the options.

Expected Volatility. Expected volatility is a measure of the amount by which the Company’s stock price is expected to fluctuate. Expected volatility is based on the historical daily volatility of the price of our common shares. The Company estimated the expected volatility of the stock options at grant date.

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NOTE 4. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Risk-Free Interest Rate. The risk-free interest rate is based on the implied yield on U.S. Treasury zero-coupon issues with remaining terms equivalent to the expected term of our stock-based awards.

As of November 30, 2013, there were 3,117,543 stock options outstanding of which an aggregate of 37,000 were options granted under the plan and 3,080,543 were non-plan option grants.  At November 30, 2013, the aggregate unrecognized compensation cost of unvested options, as determined using a Black-Scholes option valuation model, was approximately $376,750 (net of estimated forfeitures) which will be recognized ratably through May 2014.  The remaining amount of options will be valued once they vest upon the future events. During the six months ended November 30, 2013, the Company granted 100,000 stock options and 40,000 options expired.

The fair value of the options is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	Six Months Ended November 30, 2013	Six Months Ended November 30, 2012	From Inception Through November 30, 2013
Dividends per year	0	0	0
Volatility percentage	418% - 426%	97.5%	90%-426%
Risk free interest rate	2.13%	3.47%	1.74%-5.11%
Expected life (years)	7.0-10.0	7.0-10.0	3-10
Weighted Average Fair Value	$1.24	$1.07	$2.30

NOTE 5. RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 6. RELATED PARTIES

Niobe, the majority stockholder of the Company and the holder of the Consolidated Note (defined in Note 2, above), is controlled by Arnold P. Kling, the Company’s president and director.

During the year ended May 31, 2013, the Company issued an aggregate of 350,000 options to Kirk M. Warshaw, the Company’s chief financial officer and a director. The 350,000 options issued during fiscal year ended May 31, 2013 have a ten year life with an exercise price of $1.05. The options vested 50% upon issuance and the remainder will vest on May 22, 2014. The 350,000 options were valued at $329,000.

The Company’s principal offices are located at 131 Columbia Turnpike, Suite 1, Florham Park, New Jersey which are owned by Kirk M. Warshaw, LLC (the “LLC”), an affiliated company of Mr. Warshaw. The Company occupies its principal offices on a month to month basis. On March 1, 2010, it began paying a monthly fee of $500 to the LLC for the use and occupancy, and administrative services, related to its principal offices.

NOTE 7. SENIOR SECURED CONVERTIBLE NOTES - RELATED PARTY

On the Effective Date (defined in Note 2, above), the Company issued the $1 Million Secured Note to Niobe, its majority stockholder which is controlled by Arnold P. Kling, the Company’s president and director.  The $1 Million Secured Note bore interest at a rate of 3% per annum and had a scheduled maturity date of November 13, 2012.  The Company’s obligations under the $1 Million Secured Note were secured by a Security Agreement dated the Effective Date (the “Security Agreement”) which granted Niobe a security interest in substantially all of the Company’s personal property and assets, including its intellectual property. On February 11, 2011, Niobe converted the $1 Million Secured Note, including $37,500 of accrued interest thereon, into 4,510,870 shares of Common Stock.

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NOTE 7. SENIOR SECURED CONVERTIBLE NOTES - RELATED PARTY (Continued):

On December 2, 2009, the Company entered into the Facility (defined in Note 2, above) with Niobe pursuant to which Niobe agreed to provide up to $2,000,000 of additional capital in the form of secured loans at any time prior to June 30, 2012 subject to the achievement of certain predetermined benchmarks. In connection with the Facility, on December 2, 2009, the Security Agreement securing our obligations under the $1 Million Secured Note was amended and restated to also secure any incremental obligations under the Facility (the “Amended Security Agreement”). Pursuant to the Amended Security Agreement, Niobe has a security interest in substantially all of our personal property and assets, including its intellectual property to collateralize all amounts due to it under the $1 Million Secured Note and the Facility.

Pursuant to the Facility, on February 11, 2011, the Company received $2,000,000 of additional working capital from Niobe and issued the $2 Million Secured Note to Niobe. The $2 Million Secured Note bore interest at a rate of 3% per annum and, as amended was scheduled to mature on December 31, 2013. On August 27, 2013, Niobe elected to convert the $2 Million Secured Convertible Note and $155,000 of accrued interest thereunder into 9,369,565 shares of Common Stock.

NOTE 8. SENIOR SECURED NOTES - RELATED PARTY

On February 1, 2012, the Company raised $1,000,000 of working capital pursuant to a loan from Niobe. The Company issued to Niobe a secured promissory note in the principal amount of $1,000,000 (the “February 2012 Secured Note”). The February 2012 Secured Note bears interest at a rate of 3% per annum and matures on February 1, 2014.

On June 5, 2012, the Company raised $1,000,000 of additional working capital pursuant to a loan from Niobe and issued to Niobe a secured promissory note in the principal amount of $1,000,000, which bears interest at a rate of 3% per annum and matures on May 31, 2014 (the “June 2012 Secured Note”).

On October 1, 2012, the Company raised $800,000 of additional working capital pursuant to loans from Niobe and issued to Niobe secured promissory notes in the principal amount of $800,000, which bear interest at a rate of 3% per annum and matures on October 1, 2014 (the “October 2012 Secured Note”).

On December 3, 2012, the Company raised $700,000 of additional working capital pursuant to a loan from Niobe and issued to Niobe a secured promissory note in the principal amount of $700,000, which bears interest at a rate of 3% per annum and matures on October 1, 2014 (the “December 2012 Secured Note”).

Collectively, the February 2012 Secured Note, the June 2012 Secured Note, the October 2012 Secured Note and the December 2012 Secured Note are hereinafter referred to as the “2012 Secured Notes.”

On January 18, 2013, the Company raised $2,500,000 of additional working capital pursuant to a loan from Niobe and issued to Niobe a secured promissory note in the principal amount of $2,500,000, which bears interest at a rate of 3% per annum and matures on January 15, 2015 (the “January 2013 Secured Note”).

On May 13, 2013, the Company raised $2,000,000 of additional working capital pursuant to a loan from Niobe and issued to Niobe a secured promissory note in the principal amount of $2,000,000, which bears interest at a rate of 3% per annum and matures on May 13, 2015 (the “May 2013 Secured Note”).

On August 27, 2013, the Company raised $1,000,000 of additional working capital pursuant to a loan from Niobe and issued to Niobe a secured promissory note in the principal amount of $1,000,000, which bears interest at a rate of 3% per annum and matures on August 27, 2015 (the “August 2013 Secured Note”).

Collectively, the January 2013 Secured Note, the May 2013 Secured Note and the August 2013 Secured Note are hereinafter referred to as the “2013 Secured Notes.”

Collectively, the 2012 Secured Notes and the 2013 Secured Notes represent a total of $9,000,000 in principal amount of loans from Niobe and are hereinafter referred to as the “Secured Notes.”

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NOTE 8. SENIOR SECURED NOTES - RELATED PARTY (Continued):

On October 11, 2013, the Company issued a Consolidated, Amended and Restated Promissory Note to Niobe in the principal amount of $9,219,366.67 (the “Consolidated Note”).  The face amount of the Consolidated Note reflects the $9,000,000 aggregate principal amount of the Secured Notes plus interest accrued at 3% per annum on each note from its respective date of issuance.  The terms of the Consolidated Note are identical to the Secured Notes except that: (a) the maturity date is September 1, 2015, which is after the latest maturity date of any of the Secured Notes; and (b) it provides for partial mandatory repayment in the event that the Company receives aggregate gross proceeds in excess of $7,500,000 from a single or multiple “Liquidity Events” in an amount equal to twenty-five (25%) percent of such gross proceeds.  A “Liquidity Event” means (a) the sale of any of our equity, or equity-linked, securities, and (b) the receipt of proceeds, directly or indirectly related to a development and/or commercialization relationship entered into with an unaffiliated third party. In the Secured Notes, the entire principal amount of each note was due, at Niobe’s election, upon the consummation of an equity financing of $7,500,000 or greater.  Consistent with the terms of the Secured Notes and related security agreements entered into, the Company’s obligations under the Consolidated Note are secured by a first priority perfected security interest in all of the assets of the Company pursuant to a Consolidated, Amended and Restated Security Agreement dated October 11, 2013 between the Company and Niobe.

All of the securities issued in the aforementioned financings were issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Act”) pursuant to Section 4(6) and Rule 506 of Regulation D thereof.  The offer, sale and issuance of such securities were made without general solicitation or advertising. The securities were offered and issued only to “accredited investors” as such term is defined in Rule 501 under the Act.

NOTE 9. SUBSEQUENT EVENTS

In December 2013 the Company issued non-qualified stock options for an aggregate of 450,000 shares of Common Stock, each with an exercise price of $8.50 per share, to three consultants.  Each of the options expires 10 years from the date of grant.

The foregoing options are subject to vesting and forfeiture and were issued in reliance upon the exemption from the registration requirement of the Act pursuant to Section 4(a)(2) of the Act.

The Company has evaluated subsequent events and has determined that there were no other subsequent events to recognize or disclose in these financial statements.

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______________________ Shares

Common Stock

[INSERT LOGO]

PROSPECTUS

                                          , 2014

Sole Book-Running Manager
_____________________
Co-Managers
___________________________ _________________________ ___________________________________

You should rely only on the information contained in this prospectus.  No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus.  This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.  The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

Set forth below is an estimate (except for the SEC registration fees and FINRA Filing Fees, which are actual) of the approximate amount of the fees and expenses payable by us in connection with the issuance and distribution of the shares of our common stock.

EXPENSE	AMOUNT

SEC Registration Fees	$

FINRA filing fees

Legal Fees and Expenses

Accounting Fees and Expenses

Printing Expense

NASDAQ listing Fee

Miscellaneous Fees and Expenses

Total	$

Item 14.  Indemnification of Directors and Officers.

Our certificate of incorporation provides that no director is personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director.  Nonetheless, a director is liable to the extent provided by applicable law, (i) for breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (relating to unlawful payment of dividend or unlawful stock purchase or redemption) or (iv) for any transaction from which the director derived an improper personal benefit.  If the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Company, in addition to the limitation on personal liability provided in our certificate of incorporation, will be limited to the fullest extent permitted by the amended DGCL.  No amendment to or repeal of the relevant article of our certificate of incorporation will apply to or have any effect on the liability or alleged liability of any director of the Company for or with respect to any acts or omissions of such director occurring prior to such amendment.

Our certificate of incorporation and bylaws furthermore state that the Company shall indemnify, to the fullest extent permitted by Section 145 of the DGCL, as amended from time to time, each person that such section grants the Company the power to indemnify.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee of or agent to the Registrant.  The statute provides that it is not exclusive of other rights to which those seeking indemnification may be entitled under any by-law, agreement, or vote of stockholders or disinterested directors or otherwise.

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Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of ours under Delaware law or otherwise, we have been advised the opinion of the SEC is that such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event a claim for indemnification against such liabilities (other than payment by us for expenses incurred or paid by a director, officer or controlling person of ours in successful defense of any action, suit, or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question of whether such indemnification by it is against public policy in the Securities Act and will be governed by the final adjudication of such issue.

Item 15.  Recent Sales of Unregistered Securities.

In February 2014 we issued a non-qualified stock option for an aggregate of 250,000 shares of our Common Stock with an exercise price of $9.00 per share, to a director.  The option expires 10 years from the date of grant.

In January 2014 we sold 471,334 shares of our Common Stock at $6.00 per share, yielding gross proceed of $2,828,000, in a private placement to accredited investors (the “Offering”). The Offering was exempt from the registration requirements of the Securities Act of 1933, as amended (the “Act”), pursuant to Sections 4(a)(2) and 4(a)(5) and Regulation D promulgated thereunder.

In December 2013 we issued non-qualified stock options for an aggregate of 450,000 shares of our Common Stock, each with an exercise price of $8.50 per share, to three consultants.  All of the options expire 10 years from the date of grant.

In November 2013 we issued a non-qualified stock option for 100,000 shares of our Common Stock, with an exercise price of $8.40 per share, to a consultant.  The option expires 10 years from the date of grant.

During the fiscal year ended May 31, 2013, we issued non-qualified stock options exercisable for an aggregate of 1,000,000 shares of our Common Stock, at prices ranging from $1.01 per share to $1.39 per share, to two consultants and our CFO.  All of these options expire 10 years from the date of grant.

During the fiscal year ended May 31, 2012, we issued non-qualified stock options exercisable for an aggregate of 750,000 shares of our Common Stock, at a price of $1.01 per share, to five consultants.  All of these options expire 10 years from the date of grant.

In July 2012, we issued a non-qualified stock option exercisable for 400,000 shares of our Common Stock, at a price of $1.25 per share, to a consultant.  This option expires five years from the date of grant.

All of the foregoing options are subject to vesting and forfeiture and were issued in reliance upon the exemptions from the registration requirements of the Act pursuant to Sections 4(a)(2) and 4(a)(5) of the Act.

Item 16.  Exhibits and Financial Statement Schedules.

The following exhibits are filed a part of, or incorporated by reference into this Annual Report.

EXHIBIT INDEX

3.1	Certificate of Incorporation of the Company	Incorporated by reference, to Exhibit 3.1 to the Company’s 8-K filing on December 6, 2004.
3.2	Bylaws of the Company	Incorporated by reference, to Exhibit 3.2 to the Company’s 8-K filing on December 6, 2004.
3.3	State of Delaware, Certificate of Amendment of Certificate of Incorporation	Incorporated by reference, to Exhibit 3.3 to the Company 10-QSB filed on January 13, 2006.
4.1	Consolidated, Amended and Restated Promissory Note in the principal amount of $9,219,366.67, dated October 11, 2013	Incorporate by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10Q filed on October 11, 2013.
5.1	Opinion of Morse, Zelnick, Rose & Lander, LLP	To be filed by amendment.
10.1	Frame Contract between the Company and Eurogentec S.A.	Incorporated by reference, to Exhibit 10.5 to the Company’s 10-KSB/A filed on September 24, 2003.
10.2	Assignment of Intellectual Property from Alex LLC to the Company	Incorporated by reference, to Exhibit 10.8 to the Company’s 10-KSB/A filed on September 24, 2003.
10.3	Assignment of Intellectual Property from Dr. Paul Mann to the Company	Incorporated by reference, to Exhibit 10.8 to the Company’s Annual Report on Form 10-KSB/A filed on September 24, 2003.

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10.4	Protalex, Inc. 2003 Stock Option Plan Amended and Restated as of July 29, 2005	Incorporated by reference to Appendix B to the Company’s Proxy Statement filed on September 23, 2005.
10.5†	Service Contract with AAIPharma Inc., dated January 29, 2007	Incorporated by reference to Exhibit 10.18 to the Company’s Quarterly Report on Form 10-QSB filed on April 13, 2007.
10.6	Indemnification Agreement with Directors and Executive Officers dated August 28, 2009	Incorporated by reference, to Exhibit 10.21 to the Company’s Annual Report on Form 10-K filed on August 28, 2009.
10.7**	Final Form of Indemnification Agreement with current Directors, Executive Officers and the members of the Scientific Advisory Board	Incorporated by reference, to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on November 13, 2010.
10.8**	Form of Non-Qualified Stock Option Agreement with Kirk M. Warshaw dated December 29, 2009	Incorporate by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10Q filed on January 8, 2010.
10.9**	Form of Non-Qualified Stock Option Agreement with Kirk M. Warshaw dated November 1, 2011	Incorporated by reference, to Exhibit 10.14 to the Company’s Annual Report on Form 10-K filed on August 29, 2012.
10.10**	Form of Non-Qualified Stock Option Agreement with Kirk M. Warshaw dated May 22, 2013	Filed herewith.
10.11**	Form of Non-Qualified Stock Option Agreement with Marco M. Elser dated February 4, 2014	Filed herewith.
10.12	Form of Securities Purchase Agreement dated January 22, 2014	Filed herewith.
23.1	Consent of Liggett, Vogt & Webb, P.A.	Filed herewith.
23.2	Consent of Morse, Zelnick, Rose & Lander, LLP	Included in Exhibit 5.1.
24.1	Power of Attorney (included on signature page)	Included on signature page.

†Portions of the exhibit have been omitted pursuant to a request for confidential treatment.  The confidential portions have been filed with the SEC.

**This exhibit is a management contract or compensatory plan or arrangement.

Item 17.  Undertakings.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, in the City of New York, State of New York on February 20, 2014.

Protalex, Inc.

By:	/s/ Arnold P. Kling
Name: Arnold P. Kling, President

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Arnold P. Kling, Kirk M. Warshaw and Kenneth S. Rose, and each of them, his attorneys-in-fact and agents, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection with this registration statement, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933 this registration statement was signed by the following persons in the capacities and on the dates stated:

Signature	Title	Date

/s/ Arnold P. Kling
Arnold P. Kling	President (Principal Executive Officer) and Director	February 20, 2014

/s/ Kirk M.Warshaw
Kirk M.Warshaw	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer) and Director	February 20, 2014

/s/ Marco Elser
Marco Elser	Director	February 20, 2014

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